FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Management Information Circular dated February 19, 2009
99.2                            Addendum to Information Circular dated February 24, 2009
99.3                            Form of Proxy
99.4                            Letter of Transmittal
99.5                            Confirmation of Mailing
99.6                            Certificate Abridging Time
99.7                            Consent of Jason J. Cox, P.Eng dated February 19, 2009
99.8                            Consent of William J. Crowl, MSc., Geol. dated February 19, 2009
99.9                            Certificate of Jody Dahrouge, BSc. P. Geol. dated February 26, 2009
99.10                          Certificate of John Gorham, BSc. P. Geol. dated February 26, 2009
99.11                          Consent of Jody Dahrouge, BSc. P. Geol. and John Gorham, BSc. P. Geol. dated February 19, 2009
99.12                          Consent of John Gorham, BSc. P. Geol. dated February 19, 2009
99.13                          Consent of John Gorham, BSc. P. Geol. dated February 19, 2009
99.14                          Consent of Peter A. Lacroix, P.Eng. dated February 19, 2009
99.15                          Certificate of William N. Pearson, PhD., P. Geol. dated February 19, 2009
99.16                          Consent of William N. Pearson, PhD., P. Geol. dated February 19, 2009
99.17                          Consent of Reinhard von Guttenberg, P. Geol. dated February 19, 2009
99.18                          Consent of David A. Ross, P. Geol. dated February 19, 2009
99.19                          Certificate of John C. Rust dated February 19, 2009
99.20                          Consent of John C. Rust dated February 19, 2009
99.21                          Consent of Graham Speirs, P. Geol. dated February 19, 2009
99.22                          Certificate of Graham Speirs, P. Geol. dated February 19, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: February 27, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

MANAGEMENT PROXY CIRCULAR

RELATING TO A

SPECIAL MEETING OF SHAREHOLDERS

OF

CENTRAL SUN MINING INC.

REGARDING THE ARRANGEMENT

INVOLVING

CENTRAL SUN MINING INC.

AND

B2GOLD CORP.

February 19, 2009

These materials are important and we ask for your immediate attention. The shareholders of Central Sun Mining Inc. must make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your common shares, please contact Equity Transfer & Trust Company at (416) 361-0152 or toll free at 1-866-393-4891.

February 19, 2009

Dear Shareholders:

The board of directors (the “Board”) of Central Sun Mining Inc. (“Central Sun”) cordially invites you to attend a special meeting (the “Meeting”) of shareholders of Central Sun (“Shareholders”) to be held at 6 Adelaide Street East, Suite 500, Toronto, Ontario on March 20, 2009 at 10:00 a.m.(Toronto time).

At the Meeting, you will be asked to consider and, if deemed advisable, approve a special resolution (the “Arrangement Resolution”), the full text of which is reproduced in Appendix “A” of the management proxy circular (the “Proxy Circular”) that accompanies this letter, in respect of a proposed plan of arrangement (the “Arrangement”) pursuant to which Central Sun will become a wholly-owned subsidiary of B2Gold Corp. (“B2Gold”). Upon completion of the Arrangement, Shareholders will receive 1.28 common shares of B2Gold in exchange for each Common Share they hold. In addition, at the Meeting you will be asked to approve a reduction of the Central Sun stated capital account (the “Stated Capital Reduction”) that is necessary under the Canada Business Corporations Act in order to implement the Arrangement.

Central Sun established a Special Committee of the Board to evaluate the Arrangement and the Special Committee retained Macquarie Capital Markets Canada Ltd. (“Macquarie”) to render a fairness opinion. Macquarie has delivered to the Special Committee its opinion that, as of the date of such opinion, the Arrangement is fair, from a financial point of view, to the shareholders of Central Sun. The Board, after consultation with its financial and legal advisors and receipt of the Macquarie fairness opinion, believes that the offer is fair, from a financial point of view, to the Shareholders of Central Sun and that the Arrangement is in the best interests of Central Sun.

The Board recommends that Central Sun’s Shareholders vote FOR the Arrangement Resolution and FOR the Stated Capital Reduction. The background to the Arrangement and the reasons for the Board’s recommendation are set out in the attached Proxy Circular.

On behalf of Central Sun, I would like to thank all Shareholders for their continuing support.

Yours very truly,

(Signed) “Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

CENTRAL SUN MINING INC.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of Central Sun Mining Inc. (“Central Sun”) will be held on March 20, 2009, at 10:00 a.m. (Toronto time) at 6 Adelaide Street East, Suite 500, Toronto, Ontario, for the following purposes:

(a)

to consider, in accordance with an interim order of the Ontario Superior Court of Justice (Commercial List) dated February 19, 2009 (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of Shareholders, the full text of which is set forth in Appendix “A” to the accompanying management proxy circular (the “Proxy Circular”), approving an arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”), all as more particularly described in the Proxy Circular;

(b)

to consider, and if deemed advisable, to pass, with or without variation, a special resolution approving the reduction of Central Sun’s stated capital account maintained for the Common Shares, as more particularly described in the Proxy Circular (the “Stated Capital Reduction”); and

(c)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Capitalized terms not otherwise defined herein are defined in the Proxy Circular.

Only Shareholders of record at the close of business on February 17, 2009 are entitled to receive notice of and vote at the Meeting and any adjournment or postponement thereof.

Pursuant to section 190 of the CBCA, the Interim Order and the Plan of Arrangement Registered Shareholders have been granted the right to dissent in respect of the Arrangement and be paid the fair value of their Common Shares, subject to certain conditions. This dissent right, and the procedures for its exercise, are described in the Proxy Circular under the heading “Information Concerning the Meeting - Dissent Rights”, in the Interim Order and in Appendix “E” to the Proxy Circular. Only Registered Shareholders are entitled to exercise rights of dissent. Failure to strictly comply with the dissent procedures described in the Proxy Circular will result in the loss or unavailability of any right of dissent.

Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF COMMON SHARES ARE ENTITLED TO DISSENT IN RESPECT OF THE ARRANGEMENT RESOLUTION. Beneficial owners should contact their broker, investment dealer, bank or other nominee in order to exercise dissent rights.

Shareholders are requested to date, sign and return the enclosed form of proxy in the return envelope provided, or use one of the other methods provided. Completed proxies returned either by mail or by fax to the office of Central Sun’s transfer agent, Equity Transfer & Trust Company, must be received no later than 10:00 a.m. (Toronto time) on March 18, 2009, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays or holidays) preceding the date of any adjournment of the Meeting. If returned by mail, Shareholders should use the self-addressed envelope enclosed or mail to Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1. If returned by fax Shareholders should use (416) 595-9593.

The Board of Directors of Central Sun unanimously recommends that Shareholders vote FOR the Arrangement Resolution and the Stated Capital Reduction. In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Arrangement Resolution and the Stated Capital Reduction.

Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying form of proxy at your earliest convenience. The accompanying Proxy Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

DATED at Toronto, this 19th day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

- i -

INFORMATION CONCERNING CENTRAL SUN	69
Material Contracts	69
Available Information	69
Other Matters	69
Interest of Certain Persons in Matters to be Acted Upon	69
Indebtedness of Directors and Officers	69
Interest of Informed Persons in Material Transactions	70
Interest of Experts	70
Prior Sales	70
Comparative Market Prices Of Central Sun	72
Consolidated Capitalization	73
Dividend Policy	73
INFORMATION CONCERNING B2GOLD	73
Business of B2Gold	74
Comparative Market Prices of B2Gold	76
Prior Sales	77
Consolidated Capitalization Of B2Gold	78
Description Of Capital Structure	78
Dividend Policy	79
Interest of Experts	80
COMBINED COMPANY AFTER THE ARRANGEMENT	80
Post-Arrangement Shareholdings and Principal Shareholders	81
Organization Chart	81
Post-Arrangement Shareholdings and Principal Shareholders	83
Directors and Officers of the Combined Company	83
Cease Trade Orders or Bankruptcies	84
Penalties or Sanctions	85
Auditors	86
Transfer Agent and Registrar	86
Stock Exchange Listings	86
Risk Factors of B2Gold Following the Arrangement	86
PRO FORMA FINANCIAL INFORMATION	86
DOCUMENTS INCORPORATED BY REFERENCE	87
AVAILABLE INFORMATION	89
LEGAL MATTERS	89
APPROVAL OF THE BOARD OF DIRECTORS	90
CONSENT OF PRICEWATERHOUSECOOPERS LLP	91
CONSENT OF PRICEWATERHOUSECOOPERS LLP	92
CONSENT OF LEGAL COUNSEL	93
APPENDIX “A” Arrangement Resolution	A-1
APPENDIX “B” Plan of Arrangement	B-1
APPENDIX “C” Interim Order	C-1
APPENDIX “D” Notice Of Application For Final Order	D-1
APPENDIX “E” Section 190 of the Canada Business Corporations Act	E-1
APPENDIX “F” Pro-Forma Financial Information	F-1
APPENDIX “G” Fairness Opinion	G-1
APPENDIX “H” Comparison Of Shareholder Rights	H-1

- ii -

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Holders (“Shareholders”) of common shares (“Common Shares”) of Central Sun Mining Inc. (“Central Sun”) who are not residents of Canada should be aware that the disposition of Common Shares pursuant to the arrangement (the “Arrangement”) described in this management proxy circular (the “Proxy Circular”), and acquiring, holding and depositing of the common shares of B2Gold Corp. (“B2Gold”) to be issued pursuant to the Arrangement might have tax consequences both in Canada and in the United States, which are not described fully herein. See “Certain Tax Considerations for Shareholders”. Shareholders who are not resident in Canada should consult their own tax advisor for advice on this Arrangement.

Certain United States federal income tax considerations applicable to Shareholders are described in this Proxy Circular under the heading “Certain United States Federal Income Tax Considerations”. This description may not, however, include all of the considerations applicable to the circumstances of any particular holder. Accordingly, Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that Central Sun, B2Gold and 4485394 Canada Inc. (“B2Gold Subco”) are incorporated and organized under the federal and provincial laws of Canada, that some or all of their respective officers and directors are residents of Canada, that the experts named in this Proxy Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Central Sun, B2Gold and B2Gold Subco may be located outside of the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon Central Sun, B2Gold or B2Gold Subco, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The common shares of B2Gold (“B2Gold Common Shares”) issuable pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any applicable state securities laws and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Superior Court of Justice (Ontario) is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Ontario Superior Court of Justice (Commercial List) issued the Interim Order on February 19, 2009 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement will be held on March 25, 2009 at 10:00 a.m. (Toronto time) at 330 University Avenue, 7th floor, Toronto, Ontario. All Shareholders and other interested parties (including holders of Options) are entitled to appear and be heard at this hearing. See “The Arrangement - Court Approval and Completion of the Arrangement” in this Proxy Circular.

This Arrangement involves the securities of a Canadian company. The solicitation of proxies made in connection with this Proxy Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, this Proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada and in accordance with Canadian corporate and securities laws. Shareholders in the United States should be aware that such disclosure requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act. The financial statements of Central Sun and B2Gold included or incorporated by reference in this Proxy Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements of United States companies. Likewise, unless expressly noted, information concerning the properties and operations of Central Sun and B2Gold contained or incorporated herein by reference has been prepared in accordance with Canadian standards and may not be comparable in all respects to similar information for United States companies set forth in registration statements and reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

Mineral resource estimates incorporated by reference in this Proxy Circular were prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects, which sets out Canadian standards for public disclosure of scientific and technical information concerning mineral projects. The requirements of National Instrument 43-101 differ from those of the SEC in a number of material respects, and information concerning descriptions of mineral deposits included and incorporated by reference in this Proxy Circular may not be comparable to information made public by U.S. companies subject to the reporting requirements of the SEC. The documents incorporated by reference in this Proxy Circular use the term “resources” which is a term not recognized by the SEC. Shareholders in the United States are advised that while “resources” are recognized and required to be disclosed under Canadian securities laws, the SEC does not recognize the term or permit it to be used in filings by U.S. companies. Under U.S. standards, a deposit may not be recognized as a “reserve” unless a determination has been made that it may be economically and legally produced or extracted at the time the determination is made. “Resources” are not “reserves” and Shareholders in the United States are cautioned that “resources” may not ever be converted into “reserves”. Further, “resources” classified as “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally. It cannot be assumed that “inferred resources” will ever be upgraded to a higher category, and Shareholders in the United States should not assume that all or any part of an “inferred resource” exists or can be legally or economically mined.

The U. S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who are “affiliates” of B2Gold after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. See “The Arrangement - Regulatory Matters - Qualification and Resale of B2Gold Common Shares - United States”.

The Arrangement and the B2Gold Common Shares issuable pursuant to the Arrangement have not been approved or disapproved by the SEC or any state securities regulatory authority nor has the SEC or any state securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

REPORTING CURRENCY

In this document, unless otherwise specified, all references to “dollars”, “$” or “CDN dollars” are to Canadian dollars and all references to “US$” are references to United States dollars. On February 18, 2009, the noon exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada was US$0.79.

FORWARD-LOOKING STATEMENTS

This Proxy Circular and the documents incorporated by reference contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. Words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, and variations of such words, and similar expressions, are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Proxy Circular and the documents incorporated by reference that address activities, events or developments that neither Central Sun nor B2Gold expects or anticipates will or may occur in the future, including such things as the proposed Arrangement, the benefits of the Arrangement, the ability to successfully integrate the two companies following the Arrangement, the development of Central Sun’s Orosi project located in Nicaragua, the prices of gold, estimated future production, estimated costs of future production, the hedging policy of Central Sun, permitting time lines, future capital (including the amount and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the future success of Central Sun or B2Gold, their respective subsidiaries and the companies, joint ventures or partnerships in which Central Sun or B2Gold have equity investments are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of a number of factors, any of which are beyond the control of Central Sun and B2Gold, including:

•	the ability of each of Central Sun and B2Gold to satisfy all of the closing conditions to complete the Arrangement;
•	the possibility that Shareholders do not approve the Arrangement Resolution or the Stated Capital Reduction at the Meeting;
•	the price of gold;
•	the risk factors described in the Proxy Circular under the heading “Risk Factors” and other risk factors contained in the documents incorporated by reference in the Proxy Circular;
•	the actual results of current exploration, development and mining activities;
•	changes in project parameters as plans continue to be evaluated;
•	unexpected changes in general economic, market or business conditions;
•	the opportunities (or lack thereof) that may be presented to and pursued by Central Sun or B2Gold;
•	changes in interest rates and currency exchange rates;
•	timing and amount of production;
•	unanticipated grade changes;
•	unanticipated recovery rates or production problems;
•	changes in mining, processing and overhead costs;
•	changes in metallurgy and processing technology;
•	access and availability of materials, equipment, supplies, labour and supervision, power and water;
•	determination of mineral reserves and mineral resources;
•	availability of drill rigs;
•	costs and timing of development of new mineral reserves;
•	results of current and future exploration activities;
•	results of pending and future feasibility studies;
•	joint venture relationships and the decisions of third parties in respect of option agreements relating to properties of the parties;
•	political or economic instability, either globally or in the countries in which Central Sun and B2Gold operate;
•	changes in governmental policies or laws;
•	local and community impacts and issues;
•	timing of receipt of government approvals;
•	accidents and labour disputes;
•	environmental costs and risks;
•	competitive factors, including competition for property acquisitions; and
•	availability of capital at reasonable rates or at all.

These factors are not intended to represent a complete list of the general or specific factors that could affect Central Sun or B2Gold. Additional factors may be noted elsewhere in the Proxy Circular and in any documents incorporated by reference therein.

Estimates regarding the anticipated timing, amount and cost of mining at the Limon Mine and the Orosi Mine are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates are set out in the Central Sun Documents (as defined herein) incorporated by reference herein. Capital and operating cost estimates are based on extensive research of Central Sun, purchase orders placed by Central Sun to date, recent estimates of construction and mining costs and other factors that are set out in the Central Sun Documents incorporated by reference herein. Production estimates are based on mine plans and production schedules, which have been developed by Central Sun’s personnel and independent consultants. See “Documents Incorporated by Reference”.

All forward-looking statements attributable to Central Sun or B2Gold, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Proxy Circular are cautioned not to place undue reliance on forward-looking statements contained in this Proxy Circular or in any document incorporated by reference herein, which reflect the analysis of the management of Central Sun or B2Gold, as appropriate, only as of the date of this Proxy Circular. None of Central Sun or B2Gold undertakes any obligation to release publicly the results of any revision to these forward-looking statements, including without limitation any that may be made to reflect events or circumstances after the date of this Proxy Circular or to reflect the occurrence of unanticipated events, unless otherwise required by law.

INFORMATION CONTAINED IN THIS PROXY CIRCULAR

The information contained in this Proxy Circular is given as at February 19, 2009, except where otherwise noted.

No person has been authorized to give information or to make any representations in connection with the transactions discussed herein other than those contained in this Proxy Circular and, if given or made, any such information or representations should be considered as not having been authorized by Central Sun, B2Gold or B2Gold Subco.

This Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Proxy Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Certain information pertaining to B2Gold and B2Gold Subco, including forward looking statements made by B2Gold, included or incorporated by reference herein has been provided by B2Gold and/or B2Gold Subco or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Central Sun does not have any knowledge that would indicate that any such information is untrue or incomplete, Central Sun assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events that may have occurred or which may affect the completeness or accuracy of such information but which is unknown to Central Sun.

SUMMARY

The following is a summary of certain information contained elsewhere in this Proxy Circular including the Appendices hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Proxy Circular and the Appendices hereto.

Date, Time and Place of Meeting and Record Date

The Meeting will be held onMarch 20, 2009 commencing at 10:00a.m. (Toronto time) at 6 Adelaide Street East, Suite 500, Toronto, Ontario. The record date for determining Shareholders entitled to receive notice to vote at the Meeting is at the close of business on February 17, 2009.

Principal Purposes of Meeting Recommendation of the Special Committee

The Meeting will be constituted as a special meeting of the Shareholders. The principal purpose of the Meeting is to consider, in accordance with an Interim Order of the Ontario Superior Court of Justice (Commercial List) dated February 19, 2009 and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement pursuant to section 192 of the CBCA pursuant to which, among other things, all of the issued and outstanding Common Shares (other than any Common Shares held by Dissenting Shareholders, B2Gold or any subsidiary of B2Gold) will be acquired by B2Gold for the Consideration consisting of 1.28 B2Gold Common Shares in exchange for each Common Share. See “The Arrangement - Description of the Arrangement”. In addition, at the Meeting, Shareholders will be asked to approve a reduction of the Central Sun stated capital account for the Common Shares in order for Central Sun to meet the necessary solvency test for the completion of the Arrangement in accordance with the CBCA. See “Other Matters to be Acted Upon - Stated Capital Reduction”.

The Board established the Special Committee to, among other things, review and consider the Arrangement. Central Sun retained Macquarie as its financial advisor. Macquarie has given a Fairness Opinion that, as of the date of such opinion, the offered Consideration of 1.28 B2Gold Common Shares for each one (1) Common Share was fair, from a financial point of view, to the Shareholders, and is superior, from a financial point of view, to the Linear Gold Transaction. The Special Committee, having taken into account Macquarie’s Fairness Opinion and such other matters as it considered relevant, has unanimously determined that the offered consideration of 1.28 B2Gold Common Shares for each one (1) Common Share under the Arrangement is fair to Shareholders and that the Arrangement is in the best interests of Central Sun and has unanimously recommended that the Central Sun Board approve the Arrangement and recommend that Shareholdersvote FOR the Arrangement Resolution.

Recommendation of the Board and Reasons for the Recommendation

The Board has reviewed the terms of the proposed Arrangement and has unanimously determined that the Arrangement is fair to Shareholders and that it is in the best interests of Central Sun that the Arrangement be completed, in accordance with the terms of the Arrangement Agreement. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION AND FOR THE STATED CAPITAL REDUCTION.

In determining that the Arrangement is fair to Shareholders and in the best interests of Central Sun and in making its recommendation that the Shareholders vote FOR the Arrangement Resolution, the Board considered a number of factors, including:

(a)     the recommendation of the Special Committee;

(b)     the Fairness Opinion of Macquarie;

(c)     the consideration under the Arrangement represents a 45.1% premium over the closing price of $0.45 of the Common Shares on the TSX on January 26, 2009, the last trading day immediately before the announcement of the binding offer by B2Gold in respect of the Arrangement;

(d)     on December 24, 2008, Central Sun entered into a letter agreement with Linear Gold with respect to the Linear Gold Transaction and the Board subsequently concluded that the Arrangement is superior, from a financial point of view, to the Linear Gold Transaction;

(e)     on January 30, 2009, Linear Gold provided Central Sun with notice of its intention not to exercise its right under the letter agreement signed between Central Sun and Linear Gold to make a proposal that would cause the Arrangement to no longer constitute a Superior Proposal, as defined by that agreement;

(f)      the financial condition of Central Sun, as Central Sun had extended the repayment date of the outstanding debt facilities, did not have the capital necessary to re-start the Orosi Mine and was having difficulty obtaining the required financing at attractive rates;

(g)     prior to the announcement of the Linear Gold Transaction, the Board had solicited various alternatives regarding financing and possible combinations, acquisitions or dispositions and after review of all such alternatives the Board concluded that the Arrangement was the preferred alternative;

(h)     Shareholders, through their ownership of B2Gold Common Shares, will continue to participate in any increase in the value of Central Sun’s projects as well as the current assets of B2Gold;

(i)      the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee and the circumstances under which it is payable, do not prevent an unsolicited third party from proposing or making a Superior Proposal;

(j)      the Arrangement Resolution must be approved by not less than (i) two-thirds of the votes cast at the Meeting by Shareholders present in person or represented by proxy at the Meeting; (ii) a majority of the Minority Shareholders present in person or represented by proxy at the Meeting; and (iii) the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders;

(k)     under the Arrangement, Registered Shareholders will have Dissent Rights;

(l)      information reviewed in respect of B2Gold with respect to its assets and properties, as well as its historical and current financial condition, business and operations. See “Information Concerning B2Gold”;

(m)    historical information regarding the market prices and trading information of the Common Shares and the B2Gold Common Shares;

(n)     two Central Sun directors will join the board of directors of B2Gold; and

(o)     upon completion of the Arrangement, Shareholders will hold approximately 33% of the outstanding B2Gold Common Shares.

See “The Arrangement - Recommendation of the Board and Reasons for the Recommendation”.

Fairness Opinion Implementation of Arrangement

As at the date of the Fairness Opinion and based on the information and procedures and subject to the analyses, assumptions, qualifications and limitations described in the Fairness Opinion, Macquarie has concluded that the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders, and is superior, from a financial point of view, to the Linear Gold Transaction. See “The Arrangement — Fairness Opinion” in this Proxy Circular and the Fairness Opinion, which is attached as Appendix “G”.

If the Arrangement and the Stated Capital Reduction are approved at the Meeting and the Final Order approving the Arrangement is issued by the Ontario Superior Court of Justice (Commercial List) and the applicable conditions to completion of the Arrangement have been satisfied, Articles of Arrangement will be filed pursuant to which:

(a)     Central Sun and B2Gold Subco will be amalgamated and will continue as one company under the CBCA;

(b)     each Common Share outstanding immediately prior to the Effective Time (excluding any Common Shares held by a Dissenting Holder, B2Gold or any B2Gold subsidiary), will be deemed to be transferred to B2Gold and, in exchange therefor, each former Shareholder will be entitled to receive 1.28 B2Gold Common Shares for each Common Share held upon the presentation and surrender on behalf of the holder to the Depositary (acting on behalf of B2Gold) of a certificate representing the Common Shares held by such former Shareholder;

(c)     each issued and outstanding Common Share held by B2Gold and its subsidiaries will be exchanged for one common share of Amalgamated Central Sun;

(d)     each issued and outstanding common share of B2Gold Subco will be exchanged for one common share of Amalgamated Central Sun;

(e)      each Common Share held by a Dissenting Holder will be deemed to be transferred by the holder thereof, without any further act or formality on its part to Central Sun and Central Sun will thereupon be obligated to pay the amount thereof determined and payable in accordance with the provisions of the Plan of Arrangement and the name of such holder will be removed from the central securities register as a holder of Common Shares;

(f)      notwithstanding the terms of the Option Plans, or the terms of any agreement evidencing the grant of any Options, at the Effective Time, each outstanding Option will be exchanged for a B2Gold Replacement Option to acquire (on the same terms and conditions as the Option it replaces) B2Gold Common Shares, such that on exercise of each B2Gold Replacement Option, such Optionholder will be entitled to acquire a number of B2Gold Common Shares equal to the product of (A) the number of Common Shares subject to the Option held by the Shareholder immediately before the Effective Time, and (B) the Share Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a B2Gold Common Share, then the number of B2Gold Common Shares otherwise issued on exercise of the B2Gold Replacement Option will be rounded down to the nearest whole number of B2Gold Common Shares, and the exercise price per B2Gold Common Share of such B2Gold Replacement Option will be an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per Common Share subject to such Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined will be adjusted to the extent, if any, required to ensure that the In the Money Amount of the B2Gold Replacement Option immediately after the exchange does not exceed the In the Money Amount of the exchanged Option immediately before the Effective Time. The terms of each B2Gold Replacement Option will be the same as the terms of the Option it is exchanged therefore pursuant to the applicable Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except as provided above and except that such B2Gold Replacement Option will be fully vested and it will expire in accordance with the original term of the Option it replaced (it will not expire as a result of the Arrangement being a change of control); and

(g)      the stated capital account in the records of Amalgamated Central Sun for the common shares of Amalgamated Central Sun will be equal to the stated capital attributed to the Common Shares (other than any Common Shares held by B2Gold Subco) and the common shares of B2Gold Subco immediately before the Effective Time.

See “The Arrangement - Description of the Arrangement.”
Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be approved by the affirmative vote of (i) not less than 66 ⅔% of the votes cast in respect thereof by Shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by the Minority Shareholders who vote in respect thereof, in person or by proxy, at the Meeting. The Stated Capital Reduction also requires the affirmative vote of not less than 66 ⅔% of the votes cast in respect thereof by Shareholders present in person or represented by proxy at the Meeting.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the matters described above. See “The Arrangement - Shareholder Approval of Arrangement Resolution” and “Other Matters to be Acted Upon - Stated Capital Reduction”.

Court Approval and Completion of the Arrangement

Under the CBCA, the Arrangement requires Court approval. Before Central Sun mailed the Proxy Circular, it obtained the Interim Order from the Court on February 19, 2009 to provide for the calling and holding of the Meeting and other procedural matters.

Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on March 25, 2009 at 10:00 a.m. (Toronto time) in the Court at 393 University Ave., Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Any Shareholder or other interested party (including Optionholders) who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance as set out in the Interim Order and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit. See “The Arrangement Agreement – Right to Accept a Superior Proposal”.

Non-Solicitation Covenant

Subject to certain exceptions, Central Sun has agreed to cease to solicit or encourage any discussions or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal, whether or not initiated by Central Sun.

See “The Arrangement Agreement – Covenant Regarding Non-Solicitation”.

Acquisition Proposal

Subject to certain exceptions, Central Sun has agreed not to:

•             solicit, initiate, entertain, encourage, promote or facilite any proposals regarding an Acquisition Proposal;

•             participate directly or indirectly in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

•             remain neutral with respect to or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

•             make a Change in Recommendation,

Notwithstanding the foregoing, the Board may consider, participate in discussions or negotiations with and provide information to any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Central Sun and that the Board determines, in good faith, may reasonably be expected to constitute a Superior Proposal, provided however that if Central Sun provides confidential non-public information to such person, Central Sun obtains a confidentiality agreement from that person substantially on the same terms as the confidentiality agreement between Central Sun and B2Gold.

See “The Arrangement Agreement – Covenant Regarding Acquisition Proposal”.

Superior Proposal

Central Sun cannot accept a written Acquisition Proposal, unless, among other things:

•             the Board determines in good faith that such written Acquisition Proposal is a Superior Proposal;

•             B2Gold is provided with an opportunity, during the Response Period, to match such Superior Proposal and does not do so; and

•             Central Sun terminates the Arrangement Agreement and pays the Termination Fee.

See “The Arrangement Agreement – Covenant Regarding Non-Solicitation” and “The Arrangement Agreement - Termination Payment”.

Termination Payment

In certain circumstances in which the Arrangement Agreement is terminated, a termination fee of $2,000,000 is payable to Central Sun or B2Gold, as applicable.

See “The Arrangement Agreement - Termination Payment”.

Termination

Central Sun and B2Gold may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either Central Sun or B2Gold may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur.

See “The Arrangement Agreement - Termination”.

Expenses Payable by Central Sun

The parties agree that all out-of-pocket expenses incurred in connection with the Arrangement Agreement, the Transaction, the Meeting and the preparation and mailing of this Proxy Circular, including legal and accounting fees and all disbursements by advisors, will be payable by the party incurring such expense, except that Central Sun may be required to pay an expenses payment of $375,000 to B2Gold if the Arrangement does not proceed because the Shareholders do not approve the Transaction.

See “The Arrangement Agreement – Expense Reimbursement”.

Conditions to the Transaction

The Arrangement is subject to a number of specified conditions, including, among others, Shareholder Approval and a Final Order of the Court approving the Arrangement. See “The Arrangement - Shareholder Approval of Arrangement Resolution” and “The Arrangement Agreement - Conditions Precedent to the Arrangement”.

Voting Agreement

Each of the directors and executive officers of Central Sun who beneficially owns, directly or indirectly, Common Shares has entered into a Voting Agreement with B2Gold pursuant to which he has agreed among other things, to vote his Common Shares (including any additional Common Shares acquired prior to the Effective Date) in favour of the Arrangement Resolution. As of February 18, 2009, these directors and executive officers held 1,870,335 Common Shares, representing approximately 3% of the issued Common Shares on that date. In addition, Aberdeen has entered into a Voting Agreement with B2Gold, pursuant to which Aberdeen has agreed, among other things, to vote its Common Shares in favour of the Arrangement Resolution. As of February 18, 2009, Aberdeen held 6,619,000 Common Shares, representing approximately 10.5% of the issued and outstanding Common Shares on that date. See “The Voting Agreements”.

The Companies

Central Sun is a reporting issuer (or equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador Central Sun is a Canadian company engaged in the acquisition, exploration and development of properties for the mining of gold in Central America. It holds a 95% interest in the Limon mine, a 100% interest in the Orosi Mine, which is currently being converted to a conventional milling facility, a 100% interest in the La-India property and an option to acquire a 100% interest in the Mestiza gold property. The La-India property and the Mestiza property are located 70 kilometres by road east of the Limon Mine, located in Nicaragua and Central America. In addition, Central Sun has a 60% interest in the Cerro Quema gold property located in Panama.

B2Gold is a reporting issuer (or equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. B2Gold is a mineral exploration company with its head office in Vancouver, British Columbia. B2Gold holds, or has the right to earn, a 51% interest in the Gramalote and Quebradona properties, a 100% interest in the Miraflores and Mocoa properties located in Colombia and the right to earn a 37.5% joint venture interest in the Kupol East and West Licences in Russia.

B2Gold Subco is a 100% owned subsidiary of B2Gold that was incorporated by B2Gold for the purpose of completing the Arrangement.

See “Information Concerning Central Sun” and “Information Concerning B2Gold”.

Dissenting Holders

Registered Shareholders are entitled to exercise Dissent Rights in respect of the Arrangement Resolution by providing written notice to Central Sun before the Meeting in the manner described under “Information Concerning the Meeting - Dissent Rights”.

If a Registered Shareholder dissents to the Arrangement Resolution and the Arrangement is completed, the Dissenting Holder is entitled to be paid the “fair value” of his or her Common Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. The “fair value” may be determined to be the same, more than or less than the Consideration per Common Share offered under the Arrangement.

Shareholders should carefully read the section in this Proxy Circular entitled “Information Concerning the Meeting - Dissent Rights” if they wish to exercise Dissent Rights. Failure to comply strictly with the dissent procedures described in this Proxy Circular may result in the loss of any Dissent Rights. Beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. If the number of Common Shares held by Registered Shareholders that duly exercise Dissent Rights exceeds 5% of the aggregate number of Common Shares outstanding immediately prior to the Effective Date, B2Gold is entitled, in its discretion, to not complete the Arrangement. See “Information Concerning the Meeting - Dissent Rights” and “The Arrangement Agreement — Conditions Precedent to the Arrangement”.

Stock Exchange Listings and Reporting Issuer Status

The Common Shares are listed and posted for trading on the TSX under the symbol “CSM” and on the NYSE Alternext under the symbol “SMC”.

The B2Gold Common Shares are listed and posted for trading on the TSX under the symbol “BTO”.

If the Arrangement is consummated, the Common Shares are expected to be de-listed from the TSX and the NYSE Alternext as soon as practicable following the Effective Date. Central Sun will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or the equivalent). In addition, B2Gold intends to make all necessary filings so that Central Sun will cease to be subject to reporting under the U.S. Exchange Act on or shortly following the Effective Date of the Arrangement and B2Gold does not anticipate it will have to continue as a successor to Central Sun’s reporting obligations.

 .

B2Gold has applied to have the B2Gold Common Shares issuable in exchange for Common Shares pursuant to the Arrangement listed and posted for trading on the TSX. Listing will be subject to B2Gold fulfilling all of the requirements of the TSX.

See “The Arrangement - Stock Exchange Listings and Reporting Issuer Status”.

Certain Canadian Federal Income Tax Considerations

Shareholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

Shareholders who hold their Common Shares as capital property for the purposes of the Tax Act will realize neither a capital gain nor a capital loss as a result of the exchange of their Common Shares for B2Gold Common Shares upon the Arrangement becoming effective. The cost for tax purposes to Common Shareholders of B2Gold Common Shares received on the Arrangement will generally be equal to the adjusted cost base of their Common Shares that are exchanged for B2Gold Common Shares pursuant to the Arrangement.

The foregoing summary is qualified in its entirety by the more detailed discussion of Canadian federal income tax considerations of the Arrangement set forth under the heading “Certain Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations”.

Certain U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, the exchange of Common Shares for B2Gold Common Shares pursuant to the Arrangement should qualify as a tax-deferred “Reorganization” within the meaning of Section 368(a)(1) of the Code. In accordance with treatment of the Arrangement as a Reorganization, and except as discussed below, subject to the “passive foreign investment company” rules, the U.S. holders of Common Shares should not recognize gain or loss for U.S. federal income tax purposes as a result of the Arrangement. However, there can be no assurance that the Internal Revenue Service will not challenge the qualification of the Arrangement as a Reorganization for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. A more detailed summary of the principal United States federal income tax considerations in respect of the proposed Arrangement is included under “Certain Tax Considerations for Shareholders - Certain United States Federal Income Tax Considerations” and the foregoing is qualified in full by the information in such section.

This Proxy Circular does not contain a summary of the income tax considerations of the Arrangement on Common Shareholders who are subject to income tax outside of Canada and the United States. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Procedure for Receiving Share Certificates

The Letter of Transmittal sent to Registered Shareholders with this Proxy Circular sets out the details of the procedures to be followed by each Registered Shareholder in exchanging their Common Share certificates for B2Gold Common Share certificates. Upon return of a properly completed Letter of Transmittal by a Registered Shareholder and such other documents as the Depositary may require, certificates representing the appropriate number of B2Gold Common Shares will be mailed to the Registered Shareholder.

Provided that a Shareholder has returned a properly completed and executed Letter of Transmittal, together with such other documents and instruments as B2Gold or the Depositary may reasonably require as set forth in the Letter of Transmittal, as soon as practicable following the Effective Date, B2Gold will cause the Consideration, in the form of certificate representing B2Gold Common Shares to be sent to such Shareholder.

No fractional B2Gold Common Shares will be issued to former Shareholders. If a Shareholder is entitled to a fraction of a B2Gold Common Share, the number of B2Gold Common Shares to be issued to the Shareholder will be rounded down to the nearest whole B2Gold Common Share.

If a Shareholder fails to return a properly completed and executed Letter of Transmittal, such Shareholder will not be entitled to receive the Consideration, in the form of a certificate representing B2Gold Common Shares, issuable to that Shareholder until the Shareholder delivers a properly completed and executed Letter of Transmittal.

See “The Arrangement - Procedures for Receiving Share Certificates”.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement, Central Sun and B2Gold in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in documents incorporated by reference. See “Risk Factors”.

Selected Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for B2Gold is based on the assumptions described in the respective notes to the B2Gold unaudited pro forma consolidated financial statements as at September 30, 2008, included at Appendix “F” in this Proxy Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on September 30, 2008. The unaudited pro forma consolidated statements of operations have been prepared based on the assumption that, among other things, the Arrangement had occurred on January 1, 2007. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of Central Sun’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project B2Gold’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Proxy Circular, the unaudited pro forma consolidated financial statements contained in this Proxy Circular and the audited and unaudited consolidated financial statements of Central Sun and B2Gold incorporated by reference in this Proxy Circular.

All amounts below are in thousands, except per share amount.

Statement of operations		Nine months ended September 30, 2008 (unaudited)

Sales	US	$29,899
Income from mining operations	US	$6,755
Net loss	US	$(15,154)
Loss per share – basic and diluted	US	$(0.07)

Balance Sheet		As at September 30, 2008 (unaudited)

Cash and cash equivalents	US	$56,364
Resource property interests	US	$87,690
Property, plant and equipment	US	$36,695
Gramalote investment	US	$45,383
Working capital	US	$52,345
Total Assets	US	$252,279
Total Liabilities	US	$48,103
Net Assets	US	$204,176

GLOSSARY OF TERMS

The following terms used in this Proxy Circular have the meanings set forth below:

“6674321” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“AARI” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Acquisition Letter Agreement” means the letter agreement entered into between Central Sun and B2Gold dated January 29, 2009 in respect of the Arrangement;

“Acquisition Proposal” means any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 10% or more of the assets of Central Sun (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 10% or more of the assets of Central Sun), reorganization, liquidation, winding-up, sale, issue or redemption of 10% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving Central Sun and/or the Central Sun Subsidiaries (other than the Transaction);

“Aberdeen” means Aberdeen International Inc.;

“affiliate” shall have the meaning ascribed to such term under the CBCA;

“Amalgamated Central Sun” means the corporation created under the CBCA pursuant to the amalgamation of Central Sun and B2Gold Subco pursuant to the Plan of Arrangement;

“AngloGold” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“AngloGold Colombia” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Arrangement” means an arrangement involving Central Sun, B2Gold and B2Gold Subco to be completed pursuant to the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto made in accordance with Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of B2Gold and Central Sun, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement between B2Gold and Central Sun dated February 6, 2009, a copy of which is available on SEDAR at www.sedar.com or upon request to the Chief Financial Officer of Central Sun free of charge at 6 Adelaide Street West, Suite 500, Toronto Ontario, M5C 2H6 (Telephone (416) 860-0919);

“Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement and the Arrangement Agreement, in the form set out in Appendix “A” to this Proxy Circular, or as reasonably amended;

“Articles of Arrangement” means the articles of arrangement to give effect to the Arrangement upon the issuance of a Certificate of Arrangement, to be filed pursuant to the CBCA;

“BCBCA” means the Business Corporations Act (British Columbia) as now in effect as it may be amended, superseded or is replaced from time to time;

“Bema” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Board” means the board of directors of Central Sun;

“Business Day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“B2Gold” meansB2Gold Corp., a company existing under the laws of British Columbia;

“B2Gold AIF” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“B2Gold CA” means the confidentiality agreement entered into between Central Sun and B2Gold on January 16, 2009;

“B2Gold Common Shares” mean common shares in the capital of B2Gold, as currently constituted;

“B2Gold Disclosure Letter” means the letter dated February 6, 2009 delivered by B2Gold to Central Sun with respect to certain matters in the Arrangement Agreement;

“B2Gold Documents”means all press releases, forms, reports, schedules, financial statements, management’s discussion and analysis of financial conditions and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be filed by B2Gold since it became a reporting issuer on November 29, 2007 (such forms, reports, schedules, statements, certifications and other documents to include any financial statements or other documents, including any Schedules included therein);

“B2Gold Financial Statements” means the audited consolidated balance sheets, audited consolidated statements of loss, comprehensive loss and deficit and audited consolidated statements of cash flows of B2Gold for the financial year ended December 31, 2007 and the unaudited consolidated financial statements of B2Gold for the period ended September 30, 2008;

“B2Gold Material Properties” means the Gramalote and Quebradona properties in Colombia and the Kupol East and West Licences in Russia, all as more particularly described in the B2Gold AIF;

“B2Gold Offer” means the unsolicited, non-binding offer made by B2Gold to Central Sun on January 14, 2009 to acquire all of the outstanding common shares of Central Sun in exchange for B2Gold Common Shares;

“B2Gold Properties” means the Gramalote, Quebradona, Mocoa and Miraflores properties in Colombia and the Kupol East and West Licences in Russia, all as more particularly described in the B2Gold AIF;

“B2Gold Replacement Option” means the option to acquire a B2Gold Common Share, which shall be exchanged for each outstanding Option, on the same terms and conditions as the Option it replaces, as more particularly set out under the heading “The Arrangement - Treatment of Options”;

“B2Gold Stock Option Plan” has the meaning ascribed to it in the section “Information Concerning B2Gold – Description of Capital Structure;

“B2Gold Subco” means 4485394 Canada Inc., a wholly-owned subsidiary of B2Gold, incorporated pursuant to the CBCA;

“B2Gold Subsidiaries”means Andean Avasca Resources Inc., Colombian Ventures Ltd., AngloGold Ashanti Northern Colombia Holdings Limited, AngloGold Ashanti Quebradona Investments One Limited, AngloGold Ashanti Quebradona Investments Two Limited, Minera Quebradona Colombia S.A., B2Gold (Colombia) Ltd., Miraflores Holdings Ltd., Quinchia Ltd., Riseraldo Ltd., Mocoa Ventures Ltd., Buesaco Ltd., Villagarzon Ltd., Gazlink Holding Ltd., Graminvest Ventures Limited, Gramalote Limited, Gramalote (Colombia) Limited, BKWE Ventures Limited and B2Gold Ventures Ltd., collectively, as more particularly set out in Schedule “C” of the Arrangement Agreement;

“B2Gold Warrants” meansthose share purchase warrants and/or compensation options referred to in the B2Gold Disclosure Letter, collectively;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as may be amended from time to time;

“CDS” means the CDS Clearing and Depositary Services Inc.;

“Central Sun” means Central Sun Mining Inc., a corporation existing under the laws of Canada;

“Central Sun AIF” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“Central Sun Bonus Share” means 790,000 Common Shares issued to the eligible Participants under the terms of the Central Sun Share Bonus Plan, which are held in escrow by Equity Transfer & Trust Company, as escrow agent;

“Central Sun Disclosure Letter” means the letter dated February 6, 2009 delivered by Central Sun to B2Gold with respect to certain matters in the Arrangement Agreement;

“Central Sun Documents”means all press releases, forms, reports, schedules, financial statements, management’s discussion and analysis of financial conditions and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be filed by Central Sun since January 1, 2007 (such forms, reports, schedules, statements, certifications and other documents to include any financial statements or other documents, including any Schedules included therein);

“Central Sun Financial Statements” means the audited consolidated balance sheets, audited consolidated statement of operations, comprehensive loss, deficit, other accumulated comprehensive income and audited consolidated statements of cash flows of Central Sun for the financial years ended December 31, 2007 and December 31, 2006 and the unaudited consolidated financial statements of Central Sun for the period ended September 30, 2008;

“Central Sun Material Properties” means the Limon Mine, the Orosi Mine and the La-India property, all located in Nicaragua and all as more particularly described in Central Sun AIF;

“Central Sun Properties” means the Limon Mine, the Orosi Mine, the La-India property and an option to acquire the Mestiza property, all located in Nicaragua, a 60% interest in the Cerro Quema property located in Panama and the Bellavista Mine located in Costa Rica, all as more particularly described in the Central Sun AIF;

“Central Sun Share Bonus Plan” means the share bonus plan of Central Sun dated May 17, 2007, as amended November 29, 2007 and available on SEDAR;

“Central Sun Subsidiaries”means Black Hawk Mining Inc., Triton Mining Corporation, 1069024 Ontario Limited, Triton Mining (U.S.A.) LLC, Triton Minera, S.A., Central Sun Holdings Inc., Central Sun Enterprises Ltd., Metales Procesados MRW S.A., Compañia Rio Minerales S.A., Central Sun Investments Corp., Minera Glencairn S.A., Central American Mine Holdings Limited, RNC Pamana Limited, Minera Cerro Quema S.A. and Desarollo Minero de Nicaragua, S.A., as more particularly set out in Schedule “B” of the Arrangement Agreement;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination Payment”;

“Code” has the meaning ascribed to it in the section “Certain Tax Considerations for Shareholders – Certain United States and Federal Income Tax Considerations;

“Colombia JV Agreement” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Commitment Letter” means the letter agreement entered into between Central Sun and B2Gold dated February 6, 2009, whereby B2Gold has agreed to loan Central Sun an aggregate principal amount of up to $10,000,000, such indebtedness to be evidenced by convertible debentures bearing interest at 12% per annum and to be repaid in full on or before June 20, 2009;

“Common Shares” means common shares in the capital of Central Sun, as currently constituted;

“Completion Deadline” means the date by which the Transaction is to be completed, which date shall be no later than April 30, 2009;

“Consideration” means, in respect of each Common Share, 1.28 B2Gold Common Shares; provided, however, that if the aggregate number of B2Gold Common Shares that would otherwise be required to be issued to a Shareholder as consideration for its Common Shares pursuant to the Plan of Arrangement would result in a fraction of a B2Gold Common Share being issuable, the number of B2Gold Common Shares to be received by such holder will be rounded down;

“Court”means the Ontario Superior Court of Justice (Commercial List);

“CRA” means Canada Revenue Agency;

“CUE” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Debentures” means the up to $10,000,000 aggregate principal amount of convertible debentures bearing interest at 12% per annum issued pursuant to the Commitment Letter;

“Demand for Payment” has the meaning ascribed thereto under the heading “Information Concerning The Meeting – Dissent Rights”;

“Depositary” means Equity Transfer & Trust Company;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissenting Common Shares” has the meaning ascribed thereto under the heading “Information Concerning The Meeting – Dissent Rights”;

“Dissenting Holder” means a Registered Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures;

“Dissent Notice” means a written objection to the Arrangement Resolution made by a Registered Shareholder in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures described under the heading “Information Concerning the Meeting - Dissent Rights”;

“Dissent Rights” has the meaning ascribed thereto under the heading “Information Concerning the Meeting - Dissent Rights”;

“Effective Date” means the date set out in the Certificate of Arrangement as being the effective date in respect of the Arrangement;

“Effective Time”means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Fairness Opinion” means the opinion provided by Macquarie to the Board on January 26, 2009 and provided in writing on February 6, 2009 whereby Macquarie provided its opinion that the consideration pursuant to the Arrangement was fair, from a financial point of view, and was superior, from a financial point of view, to the Linear Gold Transaction;

“Final Order” means the final order of the Court approving the Arrangement;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” mean any applicable multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign;

“Interim Order” means the interim order of the Court granted on February 19, 2009 pursuant to which Central Sun is authorized to present the Plan of Arrangement at the Meeting;

“Intermediary” means an intermediary that a Non-Registered Shareholder may deal with in respect of its Common Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price payable under the option for such securities;

“IRS” means the Internal Revenue Service;

“Kinross” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements of any governmental entity;

“Letter of Transmittal” means the Letter of Transmittal for transmittal of Common Shares in the form accompanying this Proxy Circular, or a facsimile thereof;

“Linear Gold” means Linear Gold Corp.;

“Linear Common Shares” means common shares in the capital of Linear Gold;

“Linear Letter Agreement” means the letter agreement signed on December 24, 2008 between Central Sun and Linear Gold whereby Linear Gold agreed to acquire each of the Common Shares for 0.4 of a Linear Common Share;

“Linear Loan” means the principal amount of $2,500,000 borrowed by Central Sun from Linear Gold, as evidenced by a convertible debenture, issued in connection with the Linear Gold Transaction;

“Linear Gold Transaction” means the transaction contemplated by the Linear Letter Agreement;

“Locked-up Representatives” has the meaning ascribed thereto under the heading “The Voting Agreements”;

“Locked-up Shareholders” means each of the directors and senior officers of Central Sun, and Aberdeen, which have entered into Voting Agreements with B2Gold setting forth the terms and conditions upon which each of the directors and senior officers of Central Sun and Aberdeen have agreed to vote their Common Shares in favour of the Arrangement Resolution;

“Macquarie” means Macquarie Capital Markets Canada Ltd., financial advisor to Central Sun;

“Material Adverse Effect” means, in respect of either party to the Arrangement Agreement, an effect that is material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that party and its subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(a)	relating to the global economy, political conditions or securities markets in general;
(b)	affecting the worldwide mining industry in general;
(c)

relating to a change in the market trading price of publicly traded securities of either Central Sun or B2Gold, either related to the Arrangement or the announcement thereof, or related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effective under paragraphs (i), (ii), (iv), (v) or (vi);

(d)	relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;
(e)

relating to any change in applicable laws or regulations (other than orders, judgments or decrees against Central Sun, Central Sun Subsidiaries, B2Gold, B2Gold Subsidiaries and material joint ventures) or in Canadian GAAP; or

(f)	attributable to the announcement or pendency of this Arrangement, or otherwise contemplated by or resulting from the terms of the Arrangement Agreement,

provided, however, that such effect referred to in paragraph (a), (b), or (e) above does not primarily relate only to (or have the effect of primarily relating only to) Central Sun, Central Sun Subsidiaries, B2Gold, B2Gold Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect Central Sun, Central Sun Subsidiaries, B2Gold, B2Gold Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that either Central Sun, Central Sun Subsidiaries, B2Gold, B2Gold Subsidiaries and material joint ventures operate;

“Meeting” means the special meeting of the Shareholders (including any postponement or adjournment thereof) to be held on March 20, 2009 in accordance with the Interim Order to consider the Arrangement Resolution and the Stated Capital Reduction;

“Meeting Materials” means this Proxy Circular, the Notice of Meeting, the form of proxy for use in connection with the Meeting and the Letter of Transmittal;

“Minority Shareholders” means all holders of Common Shares, other than the following: (i) Mr. Stan Bharti; (ii) Mr. Peter Tagliamonte; (iii) any “related parties” (as defined for the purposes of MI 61-101) of either Mr. Bharti or Mr. Tagliamonte; and (iv) any Person acting jointly or in concert with the foregoing;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“Non-Registered Shareholder” means a beneficial holder of Common Shares that are registered either in the name of an Intermediary or in the name of a depositary or clearing agency;

“Non-Resident Shareholders” has the meaning specified under “Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada”;

“Notice of Meeting” means the notice dated February 19, 2009 in respect of the Meeting included in the Meeting Materials;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

“NYSE Alternext” means the NYSE Alternext US, LLC, formerly the American Stock Exchange;

“Offer to Pay” means a written offer to a Dissenting Holder by Central Sun to pay to such Dissenting Holder the fair value of such Dissenting Holder’s Common Shares;

“Option” means an option to purchase Common Shares granted under the Option Plans;

“Optionholder” means a person who is a holder of an outstanding Option;

“Option Plans” means the stock option plans of Central Sun, being the Central Sun stock option plan, the Glencairn option plan and the Black Hawk option plan, all as referred to in the Central Sun Disclosure Letter;

“Participant” means an eligible Central Sun director, employee or contractor to whom Central Sun Bonus Shares are granted pursuant to the Central Sun Share Bonus Plan;

“Person” means any individual, partnership, company, corporation, firm, unincorporated association, joint venture, trust, the Crown or any other agency or instrumentality thereof or any other judicial entity or person, government or governmental agency, authority or entity howsoever designated or constituted;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix “B” to this Proxy Circular, and any amendments or variations thereto made in accordance with Section 5.1 of the Plan of Arrangement, the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of Central Sun and B2Gold, each acting reasonably;

“Proxy Circular” or“Circular” means this management proxy circular, including all Appendices hereto and the documents incorporated by reference herein, as it may be amended, restated or supplemented from time to time;

“Purchase Agreement” has the meaning ascribed to such term under the heading “Information Concerning B2Gold – Business of B2Gold”;

“Record Date” means February 17, 2009;

“Registered Shareholder” means a registered holder of Common Shares as recorded on the shareholders register maintained by Equity Transfer & Trust Company;

“Reorganization” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders - Certain United States Federal Income Tax Considerations”;

“Representatives” has the meaning ascribed thereto under the heading “The Arrangement Agreement - No Solicitation”;

“RESP” means a registered education savings plan (within the meaning of the Tax Act);

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada”;

“Response Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement - Right to Accept a Superior Proposal”;

“Review Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement - Right to Match”;

“RRIF” means a registered retirement income fund (within the meaning of the Tax Act);

“RRSP” means a registered retirement savings plan (within the meaning of the Tax Act);

“SEC” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Share Exchange Ratio” means 1.28 B2Gold Common Shares for each one Common Share;

“Shareholders” means, at any time, the holders of Common Shares;

“Shareholder Approval” means the requisite approval for the Arrangement Resolution having been obtained by (a) 66?% of the votes cast on the Arrangement Resolution by the holders of the Common Shares, present in person or by proxy at the Meeting; and (b) a majority of the votes cast on the Arrangement Resolution by the Minority Shareholders, as more particularly described in this Proxy Circular;

“Stated Capital Reduction” has the meaning ascribed thereto under “Other Matters to be Acted Upon – Stated Capital Reduction”;

“Special Committee” means the special committee appointed by the Board to assess the merits of the Arrangement;

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom Central Sun and each of its officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute more than 50% the assets (on a consolidated basis) of Central Sun or more than 50% of the Common Shares whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the Board determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) is fully financed or is reasonably capable of being fully financed; (c) that is offered or made to all Shareholders in Canada and the United States on the same terms; and (d) would in the opinion of the Board acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the Shareholders, from a financial point of view, than the terms of the Transaction; and (e) provides for consideration per Common Share that exceeds the greater of (i) the amount equal to the Share Exchange Ratio multiplied by the 20 day trading volume weighted average trading price of a B2Gold Common Share as of the date immediately prior to the date of announcement of the superior proposal and (ii) $0.65 per Common Share;

“Tax Act” means the Income Tax Act (Canada) as amended, restated or replaced from time to time;

“Tax Proposals” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Termination Fee” has the meaning ascribed thereto under the heading “The Arrangement Agreement - Termination Payment”;

“Transaction” means collectively, the transactions contemplated in the Arrangement Agreement and the Plan of Arrangement, as amended from time to time;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”;

“U.S. Person” has the meaning ascribed thereto under the heading “The Arrangement – Regulatory Matters – United States”;

“U.S. Securities Act” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”;

“Voting Agreements” means the voting agreements (including all amendments thereto) dated January 30, 2009 between B2Gold and each of the Locked-up Shareholders;

“Warrants” means the outstanding share purchase warrants and/or compensation options to purchase an aggregate of 14,110,664 Common Shares and as referred to in the Central Sun Disclosure Letter; and

“Warrantholder” means the holders of Warrants as described in the Central Sun Disclosure Letter.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of Meeting

This Proxy Circular is furnished in connection with the solicitation by management of Central Sun of proxies to be used at the Meeting for the purposes set forth in the accompanying Notice of Meeting. The Meeting will be held onMarch 20, 2009 commencing at 10:00a.m. (Toronto time) at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees, consultants, advisors or other agents of Central Sun at nominal cost. Employees will not receive any extra compensation for such activities, although external consultants, advisors and other agents may be compensated. The total cost of the solicitation will be borne by Central Sun. Central Sun has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with communication to securityholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $25,000 and will be reimbursed for its reasonable out-of-pocket expenses.

Appointment of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of Central Sun. A Shareholder has the right to appoint a person, who need not be a Shareholder, other than the persons designated in the applicable form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such person at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the one enclosed.

Deposit of Proxies

Shareholders who do not expect to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. An undated but executed proxy will be deemed to be dated the date of this Proxy Circular. Completed proxies returned either by mail or by fax to the office of Central Sun’s transfer agent, Equity Transfer & Trust Company, must be received before 10:00 a.m. (Toronto time) on March 18, 2009, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays or holidays) preceding the date of any adjournment of the Meeting. If the enclosed form of proxy is returned by mail, Shareholders should use the self-addressed envelope enclosed or mail to Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1. If the enclosed form of proxy is returned by fax, Shareholders should use (416) 595-9593.

Non-Registered Shareholders

Only Registered Shareholders as at February 17, 2009, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an Intermediary; or
(b)	in the name of a clearing agency of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, Central Sun has distributed copies of the Meeting Materials for use in connection with the Meeting to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries very often call on service companies such as Broadridge Financial Solutions Inc. to forward meeting materials to non-registered holders. Any Non-Registered Shareholder who has not waived the right to receive Meeting Materials will:

(a)

receive a form of proxy that has already been signed by the Intermediary (usually by facsimile) which indicates the number of Common Shares beneficially owned by the Non-Registered Shareholder but which has not been completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, a Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Equity Transfer & Trust Company in the manner described above;

(b)

more typically, receive a voting instruction form from an Intermediary which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone or by Internet voting); or

(c)	receive a proxy form as described in the next paragraph.

The purpose of these procedures is to allow Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non- Registered Shareholder), the Non-Registered Shareholder should carefully follow the instructions of their Intermediaries and their service companies to ensure that their Common Shares are voted at the Meeting.

Exercise of Vote by Proxies and Discretionary Authority

The Common Shares represented by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying form of proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions contained therein, so long as such instructions are certain, on any ballot that may be called for. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Arrangement Resolution and FOR the Stated Capital Reduction.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. Management of Central Sun knows of no matters to come before the Meeting, other than those referred to in the Notice of Meeting. However, if any other matters that are not now known to management of Central Sun should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of the nominee.

Revocation of Proxies

A Registered Shareholder may revoke a proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Equity Transfer & Trust Company so that it is received on or before 5:00 p.m. not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of the Meeting or any date to which the Meeting may be postponed or adjourned; (b) depositing an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing at the registered office of Central Sun at any time up to and including the last Business Day immediately preceding the day of the Meeting or any adjournment thereof, or with the chair of the Meeting on the day of but prior to the commencement of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law. A Non-Registered Shareholder should contact their Intermediary or carefully follow the instructions received on the voting instruction form. Only a Registered Shareholder may revoke a proxy.

Voting Securities

As of February 18, 2009, 62,998,989 Common Shares were outstanding, each carrying the right to one vote on matters at the Meeting. Only Shareholders of record as at the Record Date are entitled to vote at the Meeting.

To the knowledge of the management of Central Sun, no person or corporation presently beneficially owns or controls or directs, directly or indirectly, Common Shares in excess of 10% of the outstanding Common Shares, other than:

Name	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Aberdeen International Inc.	6,619,000	10.5%
Yamana Gold Inc.	7,907,975	12.5%

As at the date hereof, the directors and officers of Central Sun, as a group, beneficially own, control or direct, directly or indirectly, approximately 3% of the outstanding Common Shares.

Dissent Rights

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order (“Dissent Rights”). Any Registered Shareholder who dissents from the

Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the “fair value” of the Common Shares held by such Dissenting Holder, determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Shareholders are cautioned that “fair value” could be determined to be less than the Consideration payable pursuant to the terms of the Arrangement. If Registered Shareholders holding more than 5% of the outstanding Common Shares exercise their Dissent Rights, B2Gold is entitled, in its discretion, to not complete the Arrangement.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise Dissent Rights in respect of Common Shares that are registered in that Shareholder’s name.

In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Common Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Central Sun (a) at Suite 500, 6 Adelaide Street East, Toronto, Ontario M5C 2H6 (Attention: Peter Tagliamonte) or (b) by facsimile transmission to 416-367-0182 (Attention: Peter Tagliamonte) to be received not later than 5:00 p.m. (Toronto time) on the day which is the second Business Day immediately preceding the Meeting. Failure to strictly comply with these Dissent Procedures may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes for the Arrangement Resolution will no longer be considered a Dissenting Holder with respect to that class of shares voted for the Arrangement Resolution, being the Common Shares. The CBCA does not provide, and Central Sun will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

Central Sun (or its successor) is required, within ten days after Shareholders adopt the Arrangement Resolution, to notify each Dissenting Holder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Holder who has not withdrawn its Dissent Notice prior to the Meeting must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Holder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to Central Sun c/o Equity Transfer & Trust Company a written notice (a “Demand for Payment”) containing its name and address, the number of Common Shares in respect of which he or she dissents (the “Dissenting Common Shares”), and a demand for payment of the fair value of such Common Shares. Within 30 days after sending the Demand for Payment, the

Dissenting Holder must send to Central Sun or Equity Transfer & Trust Company the certificate(s) representing its Common Shares. Equity Transfer & Trust Company will endorse on the share certificate(s) received from a Dissenting Holder a notice that the holder is a Dissenting Holder and will forthwith return the share certificates to the Dissenting Holder. A Dissenting Holder who fails to make a Demand for Payment in the time required or to send the certificate(s) representing Dissenting Common Shares has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Holder ceases to have any rights as a Shareholder in respect of its Dissenting Common Shares other than the right to be paid the fair value of the Dissenting Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Holder withdraws its Dissent Notice before Central Sun makes an Offer to Pay, or (ii) Central Sun fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Holder withdraws the Demand for Payment, in which case the Dissenting Holder’s rights as a shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Central Sun or any other person be required to recognize any Dissenting Holder as a Shareholder after the Effective Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders as at the Effective Time.

Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined to be entitled to be paid fair value for their Dissenting Common Shares shall be deemed to have transferred such Dissenting Common Shares to Central Sun as at the Effective Time.

Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder. Central Sun is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment an Offer to Pay for its Dissenting Common Shares in an amount considered by the Board to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Central Sun must pay for the Dissenting Common Shares of a Dissenting Holder within ten days after an Offer to Pay has been accepted by a Dissenting Holder, but any such offer lapses if Central Sun does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Central Sun fails to make an Offer to Pay for a Dissenting Holder’s Common Shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, Central Sun may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix the fair value for the Common Shares of Dissenting Holders. If Central Sun fails to apply to a court, a Dissenting Holder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Holder is not required to give security for costs in such an application.

If Central Sun or a Dissenting Holder makes an application to court, Central Sun will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Holder who should be joined as a party, and the court will then fix the fair value for the Dissenting Common Shares of all Dissenting Holders. The final order of a court will be rendered against Central Sun in favour of each Dissenting Holder for the amount of the fair value of its Dissenting Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Holder of consideration for such Dissenting Holder’s Dissenting Common Shares.

The foregoing is only a summary of the dissenting holder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. The full text of section 190 of the CBCA is attached as Appendix “E” to this Proxy Circular. It is recommended that any Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

For a general summary of certain income tax implications to a Dissenting Holder, see “Certain Tax Considerations for Shareholders - Certain Canadian Federal Income Tax Considerations”.

THE ARRANGEMENT

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached hereto as Appendix “B” to this Proxy Circular and a copy of which may be obtained on request from Central Sun.

If implemented, the Arrangement will commence at the Effective Time (which is expected to be at 12:01 a.m. (Toronto Time) on a date expected to be in March 2009, but in any case, not later than April 30, 2009). Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	Central Sun and B2Gold Subco will be amalgamated and shall continue as one company under the CBCA;
(b)

each Common Share outstanding immediately prior to the Effective Time (excluding any Common Shares held by a Dissenting Holder, B2Gold or any other subsidiary of B2Gold), will be deemed to be transferred to B2Gold and, in exchange therefore, each former Shareholder will be entitled to receive 1.28 B2Gold Common Shares for each Common Share upon the presentation and surrender on behalf of the holder to the Depositary (acting on behalf of B2Gold) of a certificate representing the Common Shares held by such former Shareholder;

(c)	each issued and outstanding Common Share held by B2Gold and its affiliates will be exchanged for one common share of the Amalgamated Central Sun;
(d)	each issued and outstanding common share of B2Gold Subco will be exchanged for one common share of the Amalgamated Central Sun;
(e)

each Common Share held by a Dissenting Holder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part to Central Sun and Central Sun shall thereupon be obligated to pay the amount thereof determined and payable in accordance with the provisions of the Plan of Arrangement and the name of such holder will be removed from the securities register as a holder of Common Shares;

(f)

notwithstanding the terms of the Option Plans, or the terms of any agreement evidencing the grant of any Options, at the Effective Time, each outstanding Option shall be exchanged for a B2Gold Replacement Option to acquire (on the same terms and conditions as the Option it replaces) B2Gold Common Shares, such that: (i) on exercise of each B2Gold Replacement Option, such Optionholder shall be entitled to acquire a number of B2Gold Common Shares equal to the product of (A) the number of Common Shares subject to the Option held by the Shareholder immediately before the Effective Time, and (B) the Share Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a B2Gold Common Share, then the number of B2Gold Common Shares otherwise issued on exercise of the B2Gold Replacement Option shall be rounded down to the nearest whole number of B2Gold Common Shares, and the exercise price per B2Gold Common Share of such B2Gold Replacement Option shall be an amount

(rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per Common Share subject to such Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the B2Gold Replacement Option immediately after the exchange does not exceed the In the Money Amount of the exchanged Option immediately before the Effective Time. The terms of each B2Gold Replacement Option will be the same as the terms of the Option it is exchanged for pursuant to the applicable Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except as provided above and except that such B2Gold Replacement Option will be fully vested and it will expire in accordance with the original term of the Option it replaced (it will not expire as a result of the Arrangement being a change of control); and

(g)

the stated capital account in the records of the Amalgamated Central Sun for the common shares of the Amalgamated Central Sun shall be not greater than the stated capital attributed to the Common Shares (other than any Common Shares held by B2Gold Subco) and the common shares of B2Gold Subco immediately before the Effective Time.

If the Shareholders approve the Arrangement Resolution and the Stated Capital Resolution on the basis described herein, Articles of Arrangement will be filed with the Director as soon as practicable following the Meeting once all other conditions precedent to the Arrangement have been satisfied or waived. It is expected that the Arrangement will become effective March 26, 2009.

Background

The Arrangement Agreement is the product of arm’s length negotiations between Central Sun and B2Gold.

The Arrangement Agreement is the result of negotiations conducted among representatives of Central Sun, the Special Committee, B2Gold and their respective legal and financial advisors. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the public announcement and execution of the Arrangement Agreement.

In 2008, in accordance with its strategic objective to re-start the Orosi Mine, Central Sun was examining various possible financing alternatives to carry out the project. As a result of the credit and financial markets melt-down, it became increasingly difficult to realize this objective and Central Sun had to extend the repayment date under its existing credit facilities and, despite its efforts to generate financing alternatives, was facing difficulties in obtaining the necessary financing on satisfactory terms for the construction and re-start of operations at Orosi.

In December 2008, Central Sun and Linear Gold initiated discussion with respect to a proposed strategic transaction. After negotiations with Linear Gold, the Board concluded that the Linear Gold Transaction was in the best interest of Central Sun and its shareholders. On December 24, 2008, Central Sun, entered into a letter agreement (the “Linear Letter Agreement”) with respect to a business combination with Linear Gold, whereby all of the issued and outstanding Common Shares would be acquired by Linear Gold in consideration of 0.4 of a Linear Gold common share (the “Linear Common Shares”) in exchange for each Common Share. The implied value as of December 23, 2008 of the consideration to be paid by Linear Gold of $0.292 per Common Share, represented a 46% premium over the closing price of $0.20 for the Common Shares on December 23, 2008, the last trading day prior to the announcement of the proposed business combination with Linear Gold.

On January 14, 2009, Central Sun entered into a loan agreement with Linear Gold, pursuant to a convertible debenture, wherein Central Sun borrowed $2,500,000 from Linear Gold (the “Linear Loan”).

On January 14, 2009, Central Sun received an unsolicited non-binding proposal from B2Gold to acquire all of the outstanding common shares of Central Sun in exchange for B2Gold Common Shares and at an exchange ratio that would represent a premium of approximately 25% to 30% of the closing price of the Common Shares on the TSX on January 13, 2009. On January 15, 2009, Central Sun notified Linear Gold of the receipt of the B2Gold Offer and Central Sun held a board meeting, attended by its legal advisors, Cassels Brock & Blackwell LLP and its financial advisors, Macquarie, to determine whether the B2Gold proposal could reasonably be expected to constitute a superior proposal to the Linear Gold Transaction, as such term was defined in the Linear Letter Agreement. The Board formed a Special Committee comprised of George Faught, Patrick Mars and Joe Milbourne to review the B2Gold proposal, and the Special Committee and the Board determined that the B2Gold Offer could reasonably be expected to be a superior proposal, as defined in the Linear Letter Agreement.

On January 16, 2009, the Special Committee held a meeting and, among other things, engaged Macquarie as its financial adviser and authorized Peter Tagliamonte to negotiate and execute a confidentiality agreement between Central Sun and B2Gold.

On January 16, 2009, Central Sun and B2Gold entered into a confidentiality agreement (the “B2Gold CA”) on substantially the same terms as the confidentiality agreement previously entered into between Central Sun and Linear Gold, except that the B2Gold CA included a standstill provision which prevented Central Sun and B2Gold from acquiring any voting securities of the other party for a period of one year following the date of the B2Gold CA, other than pursuant to the terms of a definitive agreement.

On January 18, 2009, representatives of the Special Committee and B2Gold attended Central Sun’s mine sites in Nicaragua in connection with B2Gold’s technical due diligence review.

On January 19, 2009, Central Sun’s legal representatives provided Linear Gold and its legal representatives with a copy of the B2Gold CA.

On January 25, 2009, Stan Bharti, Peter Tagliamonte, George Faught, along with Patrick Gleeson and Jennifer Wagner, legal consultants to Central Sun, met with Clive Johnson and Bob Cross for dinner in Toronto during which the terms of a proposed transaction were discussed.

On January 26, 2009, the principals of Central Sun, including Mr. Faught on behalf of the Special Committee, and B2Gold engaged in negotiations with respect to a potential business combination at the offices of Stan Bharti and by telephone and B2Gold provided a draft of a binding offer for consideration by Central Sun.

In the evening of January 26, 2009, the Special Committee held a meeting wherein Macquarie provided an oral fairness opinion and presented to the Special Committee its analysis comparing the B2Gold offer and the Linear Gold Transaction and the Special Committee discussed various legal matters and consulted with legal counsel. Upon further discussion by the Special Committee, it was determined that the B2Gold offer constituted a superior proposal to the Linear Gold Transaction and the Special Committee resolved to recommend to the Board that Central Sun proceed with such superior proposal, subject to the right of Linear Gold to match the B2Gold offer.

Following the Special Committee meeting, on January 26, 2009, the Board met to discuss the recommendation of the Special Committee and resolved to approve acceptance of the superior proposal made by B2Gold on the terms negotiated between Central Sun and B2Gold, subject to Linear Gold’s right to match. The terms of B2Gold’s proposed offer included an exchange ratio of 1.28 B2Gold shares for each Common Share (representing a premium of 45% over the closing price of the Common Shares that day) and a commitment to lend Central Sun $10,000,000 upon entry into definitive agreements. Late on January 26, 2009, Central Sun received the final form of the binding written offer from B2Gold (the “B2Gold Offer”) and Central Sun provided to Linear Gold notice of receipt and a copy of the B2Gold Offer.

On January 27, 2009, Central Sun announced receipt of the B2Gold Offer by press release.

On January 30, 2009, Linear Gold advised Central Sun that it would not be exercising its right to match the B2Gold offer and announced its decision by way of a press release dated the same date.

On January 30, 2009, Central Sun entered into a binding letter agreement with B2Gold and issued a joint press release on February 2, 2009 announcing the entering into of the letter agreement with B2Gold. On January 30, 2009 directors and officers of Central Sun, along with Aberdeen, a significant Central Sun shareholder, entered into the

Voting Agreements with B2Gold, under which they agreed to vote their Common Shares in favour of the proposed transaction, subject to certain customary conditions.

On February 2, 2009, pursuant to the terms of the Linear Letter Agreement, Central Sun paid Linear Gold a fee in the amount of $1,000,000 payable on termination of the Linear Letter Agreement.

Between January 30, 2009 and February 6, 2009, Central Sun and B2Gold conducted certain additional legal, corporate and other confirmatory due diligence and negotiated the terms of a definitive arrangement agreement. On February 6, 2009, the Special Committee met by teleconference to receive the written Fairness Opinion and review the B2Gold loan documents and the draft Arrangement Agreement. On February 6, 2009, following the meeting of the Special Committee the Board met to receive the Fairness Opinion and reviewed and approved the draft Arrangement Agreement and draft documentation relating to the loan from B2Gold to Central Sun, subject to further negotiations and revisions as necessary. Throughout the period from January 30 through February 6, 2009, negotiations among senior management of Central Sun and B2Gold and their respective financial and legal advisors occurred, with the specific terms and conditions of the Arrangement Agreement being agreed to and finalized on February 6, 2009. On February 6, 2009, Central Sun also finalized the Commitment Letter with respect to the $10,000,000 loan from B2Gold evidenced by convertible debentures and on February 10, 2009, Central Sun repaid the $2,500,000 Linear Loan.

Recommendation of the Board and Reasons for the Recommendation

The Board has unanimously determined that the Arrangement is fair to Shareholders and that it is in the best interests of Central Sun that the Arrangement be completed. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FORTHE ARRANGEMENT RESOLUTION.

In determining that the Arrangement is fair to Shareholders and in the best interests of Central Sun, and in making its recommendation, the Board considered a number of factors. In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders to vote FOR the Arrangement Resolution.

In determining that the Arrangement is fair to Shareholders and in the best interests of Central Sun and in making its recommendation that the Shareholders vote FOR the Arrangement Resolution, the Board considered a number of factors, including:

(a)	the recommendation of the Special Committee;
(b)	the Fairness Opinion of Macquarie;
(c)

the consideration under the Arrangement represents a 45.1% premium over the closing price of $0.45 of the Common Shares on the TSX on January 26, 2009, the last trading day immediately before the announcement of the binding offer in respect of the Arrangement;

(d)

on December 24, 2008, Central Sun entered into a letter agreement with Linear Gold with respect to the Linear Gold Transaction and the Board subsequently concluded that the Arrangement is superior, from a financial point of view, to the Linear Gold Transaction;

(e)

on January 30, 2009, Linear Gold provided Central Sun with notice of its intention not to exercise its right under the letter agreement signed between Central Sun and Linear Gold to make a proposal that would cause the Arrangement to no longer constitute a Superior Proposal, as defined by that agreement;

(f)

the financial condition of Central Sun, as Central Sun had extended the repayment date of the outstanding debt facilities, did not have the capital necessary to re-start the Orosi Mine and was having difficulty obtaining the required financing at attractive rates;

(g)

prior to the announcement of the Linear Gold Transaction, the Board had solicited various alternatives regarding financing and possible combinations, acquisitions or dispositions and after review of all such alternatives the Board concluded that the Arrangement was the preferred alternative;

(h)	Shareholders, through their ownership of B2Gold Common Shares, will continue to participate in any increase in the value of Central Sun’s projects as well as the current assets of B2Gold;
(i)

the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee and the circumstances under which it is payable, do not prevent an unsolicited third party from proposing or making a Superior Proposal;

(j)

the Arrangement Resolution must be approved by not less than (i) two-thirds of the votes cast at the Meeting by Shareholders present in person or represented by proxy at the Meeting; (ii) a majority of the Minority Shareholders present or represented by proxy at the Meeting; and (iii) the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders;

(k)	under the Arrangement, Registered Shareholders will have Dissent Rights;
(l)

information reviewed in respect of B2Gold with respect to its assets and properties, as well as its historical and current financial condition, business and operations. See “Information Concerning B2Gold”;

(m)	historical information regarding the market prices and trading information of the Common Shares and the B2Gold Common Shares;
(n)	two Central Sun directors will join the board of directors of B2Gold; and
(o)	upon completion of the Arrangement, Shareholders will hold approximately 33% of the outstanding B2Gold Common Shares.

Fairness Opinion

Macquarie was retained to act as financial advisor to the Special Committee and to provide an opinion as to whether the Consideration of 1.28 B2Gold Common Shares for each one Common Share pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

At a meeting of the Special Committee held on January 26, 2009, Macquarie made a presentation to the Special Committee and advised the Special Committee that, based upon certain analyses, assumptions, qualifications and limitations, it believed it would be in a position to conclude that the Consideration offered pursuant to the Arrangement was fair, from a financial point of view, to the Shareholders and is superior from, a financial point of view, to the Linear Gold Transaction. Macquarie’s advice concerning fairness was subsequently formalized in the written Fairness Opinion.

The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, information reviewed and matters considered by Macquarie in rendering its Fairness Opinion, as well as the limitations the opinion is subject to, is attached as Appendix “G” to this Proxy Circular. Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Proxy Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

The Fairness Opinion was provided for the use of the Board only and may not be relied upon by any other person. The Fairness Opinion does not constitute a recommendation to any Shareholders as to how such Shareholders should vote on the Arrangement Resolution.

The Fairness Opinion was rendered on the basis of the securities market, economic and general business and financial conditions prevailing as at the date thereof and on information relating to the subject matter thereof as represented to Macquarie. As set forth in the Fairness Opinion, Macquarie has, subject to the exercise of its professional judgement, relied upon, and assumed without independent investigation the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it. The Fairness Opinion assumes, and is conditional upon, such completeness, accuracy and fair presentation.

Central Sun has agreed to pay fees to Macquarie in respect of it giving the Fairness Opinion and its financial assessment and its services relating to the Arrangement which are not contingent upon the conclusions reached by Macquarie in the Fairness Opinion. Macquarie is also entitled to be reimbursed for certain reasonable out-of-pocket expenses and is to be indemnified by Central Sun in certain circumstances as set out in the indemnity that forms part of the engagement agreement between Central Sun and Macquarie. Macquarie is not an insider, associate or affiliate (as defined in the Securities Act (Ontario)) of B2Gold or Central Sun or any of their respective associates or affiliates and is not an advisor to any person or company other than the Special Committee and the Board with respect to the Arrangement.

Intentions of Directors and Officers

Each of the directors and executive officers of Central Sun has indicated to Central Sun that he intends to vote his Common Shares in favour of the Arrangement Resolution.

In that regard, each of the directors and executive officers of Central Sun, who beneficially owns, controls or directs, directly or indirectly, or exercises control or direction over Common Shares (which collectively represented approximately 3% of the issued and outstanding Common Shares as of February 18, 2009) has agreed, among other things, to vote his Common Shares (including any Common Shares issued upon the exercise of Options) in favour of the Arrangement Resolution pursuant to the terms of the Voting Agreements. See “The Voting Agreements”.

Shareholder Approval of Arrangement Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the Arrangement Resolution. To become effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 ?% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and by the affirmative vote of the majority of the votes cast by the Minority Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution must be approved in order for Central Sun to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

A quorum for the transaction of business at the Meeting is “two persons, present in person or represented by proxy, who are entitled to vote at the meeting, and who represent more than 5% of the outstanding Common Shares for the time being entitling the holders thereof to vote at the meeting”.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	obtain the approval of Shareholders at the Meeting;
(b)	all of the conditions to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party;
(c)	the Court must grant the Final Order approving the Arrangement; and

(d)	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director under the CBCA.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Proxy Circular, Central Sun obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix“C”. The Notice of Application applying for the Final Order is also attached hereto as Appendix “D”.

Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on March 25, 2009 at 10:00 a.m. (Toronto time) in the Court at 330 University Ave., Toronto, Ontario, or as soon thereafter as is reasonably practicable. Any Shareholder or other interested parties (including Optionholders) who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Interim Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Arrangement will become effective upon receipt by the Director of the Articles of Arrangement and the endorsement by the Director of the Certificate of Arrangement thereon. If the Final Order is obtained on March 25, 2009 in form and substance satisfactory to Central Sun and B2Gold and all other conditions specified in the Arrangement Agreement are satisfied or waived, Central Sun currently expects the Effective Date will be March 26, 2009.

Although the objective of Central Sun is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or any delay in the satisfaction or waiver, as applicable, of all of the conditions set forth in the Arrangement Agreement.

The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the section 3(a)(10) exemption under the U.S. Securities Act with respect to, among other things, B2Gold securities and Central Sun securities pursuant to the Arrangement as described below under “Regulatory Matters”.

Central Sun and/or B2Gold may terminate the Arrangement Agreement in certain circumstances, with the result that the Arrangement will not become effective and, in such event, no prior notice to or action on the part of Shareholders is necessary. See “The Arrangement Agreement — Termination”.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement Resolution, Shareholders should be aware that certain members of Central Sun’s management and the Board may have certain interests in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in ‘‘Recommendation of the Board and Reasons for the Recommendation’’.

Upon completion of the Arrangement, officers of Central Sun will be entitled to severance, change of control payments and fees in the aggregate of $2,190,000 set out as follows: (i) $460,000 to be paid to Stan Bharti, Chairman of the Board; (ii) $1,290,000 (and three years in benefits) to be paid to Peter Tagliamonte, President and Chief Executive Officer of Central Sun; (iii) $400,000 (and two years in benefits) to be paid to Denis Arsenault, Chief Financial Officer of Central Sun; and (iv) $40,000 to be paid to William Pearson, Executive Vice-President, Exploration of Central Sun. In addition, $60,000 will be paid to Graham Speirs, Chief Operating Officer, as a retention bonus. The B2Gold Replacement Options to be received by the officers and directors of Central Sun in exchange for their Options will be fully vested and shall not expire as a result of the Arrangement being a change of control or their termination in connection with the Agreement. In addition, the 762,930 Central Sun Bonus Shares issued pursuant to the Central Sun Share Bonus Plan will be released from escrow. See “Treatment of Central Sun Bonus Shares”.

In connection with their additional efforts with respect to the review and consideration of the Arrangement as well as the Linear Gold Transaction, each director (other than Stan Bharti and Peter Tagliamonte) will receive a fee of $15,000, to be paid by Central Sun irrespective of whether or not the Arrangement is completed.

The Board has determined the payments to be paid to certain officers of Central Sun pursuant to certain severance arrangements would constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” within the meaning of MI 61-101, which is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. As such, it is subject to certain particular obligations, including the requirement that a business combination be approved by the simple majority of votes cast by the Minority Shareholders, excluding those votes attaching to Common Shares beneficially owned, or over which control or direction is exercised by the directors and officers of Central Sun who can be considered to be receiving a “collateral benefit” in connection with the Arrangement, subject to certain exceptions.

As at January 27, 2009, the date that the binding B2Gold offer in respect of the Arrangement was publicly announced, Mr. Stan Bharti, in conjunction with his spouse, owned or exercised control or direction over 5,436,503 Common Shares, representing greater than 1% of the issued and outstanding common shares of Central Sun. Accordingly, pursuant to MI 61-101, the votes attached to the securities owned by Mr. Bharti and his spouse will be excluded from the determination of approval by a majority of the Minority Shareholders. In addition, at January 27, 2009, Mr. Peter Tagliamonte owned or exercised control or direction over 819,556 Common Shares, representing more than 1% of the issued and outstanding common shares of Central Sun, the votes attached to the securities owned by Mr. Tagliamonte will be excluded from the determination of the approval by a majority of the Minority Shareholders.

B2Gold has agreed under the Arrangement Agreement to, or to cause Central Sun and its subsidiaries, to the extent they were disclosed in the Central Sun Disclosure Letter, to maintain in effect without any reduction in scope or coverage for a period of six years from the Effective Date customary directors’ and officers’ liability insurance providing protection comparable to the protection currently provided by the policies maintained by Central Sun, in connection with claims arising from facts or events that occurred on or prior to the Effective Date. In addition, B2Gold has agreed to honour specified existing rights of indemnification or exculpation of the officers and directors of Central Sun and the Central Sun Subsidiaries provided to and approved by B2Gold, and has acknowledged that such rights will continue in full force and effect for a period of six years from the Effective Date.

Each of the directors and executive officers of Central Sun who beneficially owns, directly or indirectly, Common Shares has entered into a Voting Agreement with B2Gold pursuant to which he has agreed, among other things, to vote his Common Shares (including any Common Shares issued upon the exercise of Options) in favour of the Arrangement Resolution and not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement. As noted above, pursuant to MI 61-101, votes on the Arrangement Resolution attaching to the Common Shares owned, controlled or directed, directly or indirectly, by Mr. Bharti and Mr. Tagliamonte will be excluded for the purposes of determining whether majority approval of the Minority Shareholders has been obtained. See “The Voting Agreements”.

Procedures for Receiving Share Certificates

Pursuant to the Arrangement Agreement, B2Gold is to provide consideration for Common Shares acquired pursuant to the Plan of Arrangement by providing the Depositary with B2Gold Common Shares in escrow to exchange for Common Shares, to be issued in accordance with the Plan of Arrangement.

Registered Shareholders who are not Dissenting Holders

Enclosed with this Proxy Circular is a Letter of Transmittal that is being delivered to registered Shareholders. The Letters of Transmittal sent to Registered Shareholders with this Proxy Circular set out the details of the procedures to be followed by each Registered Shareholder in exchanging their Common Share certificates for B2Gold Common Share certificates. Upon return of a properly completed Letter of Transmittal by a Registered Shareholder, the certificate(s) representing Common Shares and such other documents as the Depositary may require, certificates for the appropriate number of B2Gold Common Shares will be mailed to the Central Sun Registered Shareholder.

Provided that a Shareholder has returned a properly completed and executed Letter of Transmittal, and has presented and surrendered certificate(s) representing its Common Shares to the Depositary, together with such other documents and instruments as B2Gold or the Depositary may reasonably require as set forth in the Letter of Transmittal, as soon as practicable following the Effective Date, the Depositary will cause the Consideration, in the form of certificate representing B2Gold Common Shares, to be sent to such Shareholder.

If a Shareholder fails to return a properly completed and executed Letter of Transmittal, such Shareholder will not be entitled to receive the Consideration, in the form of a certificate representing B2Gold Common Shares, until the Shareholder delivers a properly completed and executed Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, an Eligible Institution must guarantee the signature on the Letter of Transmittal. If a Letter of Transmittal is signed by a person other than the registered owner(s) of the certificate(s) to which the Letter of Transmittal relates, and in certain other circumstances as set forth in the Letter of Transmittal, the deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

No fractional B2Gold Common Shares will be issued to Shareholders upon the surrender of the certificate(s) representing Common Shares for exchange. Any fractional number of B2Gold Common Shares that would otherwise be issuable pursuant to the Plan of Arrangement will be rounded down to the nearest whole number.

If a Shareholder fails to present and surrender a certificate which, prior to the Effective Date, represented issued and outstanding Common Shares on or before the sixth anniversary of the Effective Date, the interest of the Shareholder in any Consideration evidenced by such share certificate shall be terminated.

It is recommended that Shareholders complete, sign and return the Letter of Transmittal with the accompanying certificate(s) representing their Common Shares to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Eastern Time) on March 19, 2009.

Non-Registered Beneficial Shareholders

Shareholders whose Common Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering the share certificate(s) representing those Common Shares.

Regulatory Matters

Other than the Final Order, Central Sun is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Central Sun currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to the approval of the Arrangement Resolution and the Stated Capital Reduction by the Shareholders at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, is expected to be March 26, 2009.

Qualification and Resale of B2Gold Common Shares

Canada

The distribution of B2Gold Common Shares to be issued in exchange for Common Shares and B2Gold Replacement Options to be issued in exchange for Options pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from “control distributions”, B2Gold Common Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort has been made to prepare the market or to create a demand for the B2Gold Common Shares, no extraordinary commission or consideration is paid in respect of any trade and if the selling security holder is an insider or officer of B2Gold, such person has no reasonable grounds to believe that B2Gold is in default of securities legislation.

United States

The B2Gold Common Shares to be issued in exchange for Common Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The issuance of B2Gold Replacement Options will also be exempt from registration pursuant to Section 3(a)(10). Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on February 19, 2009 and, subject to the approval of the Arrangement Resolution by Shareholders, a final hearing on the Arrangement will be held on March 25, 2009 by the Court. All Shareholders and other interested parties (including holders of Options) who wish to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Interim Order and satisfy any other requirements of the Court. The Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the B2Gold Common Shares and B2Gold Replacement Options. See “The Arrangement - Court Approval and Completion of the Arrangement”.

The B2Gold Common Shares to be issued in exchange for Common Shares in connection with the Arrangement will be freely transferable under United States federal securities laws and will not bear any restrictive legend imposed as a result of the requirement of the U.S. Securities Act, except with respect to B2Gold Common Shares held by persons who are deemed to be “affiliates” of B2Gold. As defined in Rule 144 of the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be “affiliates”.

B2Gold Common Shares acquired by persons who are deemed to be affiliates may be resold by such persons only in transactions permitted by the applicable resale provisions of the U.S. Securities Act. Subject to certain limitations, such affiliates may immediately resell B2Gold Common Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. In addition, such affiliates may resell B2Gold Common Shares without registration pursuant to Rule 144 under the U.S. Securities Act (“Rule 144”) thereunder including compliance with the volume, current public information and manner of sale limitations of Rule 144 and after 90 days have elapsed since the Effective Date of the Arrangement. The volume, current public information and manner of sale limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding B2Gold Common Shares or, if the B2Gold

Common Shares are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” at times when certain information specified by the Rule 144 is publicly available with respect to B2Gold.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were issued pursuant to Section 3(a)(10). Therefore, the B2Gold Common Shares issuable upon the exercise of the B2Gold Replacement Options may not be issued in reliance upon Section 3(a)(10) and the B2Gold Replacement Options may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. As a result, the B2Gold Replacement Options may only be exercised by a holder who represents that, at the time of exercise, the holder is not then located in the United States, is not a U.S. person, as defined in Rule 902 of Regulation S under the U.S. Securities Act (a “U.S. Person”), and is not exercising the B2Gold Replacement Options for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to B2Gold to the effect that the exercise of the B2Gold Replacement Options does not require registration under the U.S. Securities Act or state securities laws.

In addition, any B2Gold Common Shares issuable upon the exercise of the B2Gold Replacement Options to or for the account or benefit of a U.S. Person or a person in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such B2Gold Common Shares will bear a legend to that effect, and such B2Gold Common Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Subject to certain limitations, B2Gold Common Shares may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the B2Gold Common Shares and B2Gold Replacement Options to be issued in exchange for Common Shares or Options, as the case may be, pursuant to the Arrangement and the B2Gold Common Shares issuable upon exercise of the B2Gold Replacement Options. All holders of such securities are urged to consult with their own counsel to ensure that the resale of their securities complies with applicable securities legislation.

Stock Exchange Listings and Reporting Issuer Status

If the Arrangement is consummated, the Common Shares are expected to be de-listed from the TSX and NYSE Alternext as soon as practicable following the Effective Date. Central Sun will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or the equivalent). In addition, B2Gold intends to make all necessary filings so that Central Sun will cease to be subject to reporting under the U.S. Exchange Act on or shortly following the Effective Date of the Arrangement and B2Gold does not anticipate that it will have to continue as a successor to Central Sun’s reporting obligations.

B2Gold has applied to have the B2Gold Common Shares issuable in exchange for Common Shares pursuant to the Arrangement listed and posted for trading on the TSX. Listing will be subject to B2Gold fulfilling all of the standard requirements of the TSX.

Treatment of Options

Notwithstanding the terms of the Option Plans, or the terms of any agreement evidencing the grant of any Options, pursuant to the Arrangement, at the Effective Time, each outstanding Option shall be exchanged for a B2Gold Replacement Option to acquire (on the same terms and conditions as the Option it replaces) B2Gold Common Shares, such that on exercise of each B2Gold Replacement Option, such holder shall be entitled to acquire a number of B2Gold Common Shares equal to the product of (A) the number of Common Shares subject to the Option held by the Optionholder immediately before the Effective Time, and (B) the Share Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a B2Gold Common Share, then the number of B2Gold Common Shares otherwise issued on exercise of the B2Gold Replacement Option shall be rounded down to the nearest whole number of B2Gold Common Shares, and the exercise price per B2Gold Common Share of such B2Gold Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per Common Share subject to such Option immediately before the Effective Time divided by (B) the Share Exchange Ratio provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the B2Gold Replacement Option immediately after the exchange does not exceed In the Money Amount of the exchanged Option immediately before the Effective Time. The terms of each B2Gold Replacement Option will be the same as the terms of the Option it is exchanged therefore pursuant to the applicable Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except as provided above and except that such B2Gold Replacement Option will be fully vested and will expire in accordance with the original term of the Option it replaced (it will not expire as a result of the Arrangement being a change of control).

Treatment of Warrants

After the Effective Date, under the terms of the Warrants, each whole Warrant outstanding on the Effective Date will entitle the holder thereof to receive upon exercise (on the same terms and conditions as were applicable to such Warrant immediately before the Effective Time) the number (rounded down to the nearest whole number) of B2Gold Common Shares equal to the product of: (A) the number of Common Shares subject to such Warrant immediately prior to the Effective Time and (B) the Share Exchange Ratio. No fractional B2Gold Common Shares will be issued to holders of Warrants on exercise of Warrants. If a holder of Warrants is entitled, on exercise of a Warrant, to receive a fractional B2Gold Common Share, the number of B2Gold Common Shares issuable to such holder of Warrants on exercise of a Warrant will be rounded down to the nearest whole number of B2Gold Common Shares.

From the Effective Time, in accordance with the terms of the Warrants, certificates representing Warrants which were outstanding on the Effective Date will represent rights to purchase B2Gold Common Shares on the basis set forth above. B2Gold will not issue new warrant certificates representing such rights.

Treatment of Central Sun Bonus Shares

There are currently 790,000 Central Sun Bonus Shares issued to Participants pursuant to the Central Sun Share Bonus Plan. The Central Sun Bonus Shares are Common Shares issued to Participants placed in escrow and held in escrow by Equity Transfer & Trust Company as escrow agent and which are released from escrow in accordance with a pre-established release schedule. Upon the Board determining that a change of control has occurred, the Board has the power to instruct the escrow agent to release the Central Sun Bonus Shares from escrow upon such change of control being effective. Under the terms of the Arrangement Agreement, the Central Sun Bonus Shares will therefore be released from escrow upon the occurrence of the Effective Time and Participants holding Central Sun Bonus Shares shall be entitled to receive B2Gold Common Shares in exchange for Central Sun Bonus Shares on the basis of the Share Exchange Ratio.

THE ARRANGEMENT AGREEMENT

On February 6, 2009, Central Sun and B2Gold entered into the Arrangement Agreement, a copy of which has been filed under the profile of Central Sun on SEDAR at www.sedar.com and may also be obtained free of charge, upon request to the Chief Financial Officer of Central Sun at 6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 2H6 (Telephone: (416) 860-0919). The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Central Sun to B2Gold and representations and warranties made by B2Gold to Central Sun. The assertions embodied in those representations and warranties were made, only to Central Sun and B2Gold, respectively, solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Arrangement Agreement. Moreover, some of those representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect that may be different from that generally applicable to public disclosure by Central Sun to Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Central Sun in favour of B2Gold relate to, among other things:(i) the due incorporation, existence, capacity, authority, registration and licensing to conduct business of Central Sun and the Central Sun Subsidiaries; (ii) the capitalization of Central Sun; (iii) the execution, delivery and enforceability of the Arrangement Agreement, and the same not resulting in a violation, conflict with or the absence of default under third party agreements or at law; (iv) the directors of Central Sun having, among other things: (a) unanimously determined that the Consideration to be received by Shareholders is fair and that the Transaction is in the best interest of Central Sun; (b) received a written opinion from Macquarie that the Transaction is fair, from a financial point of view, to the Shareholders; (c) unanimously determined that the Transaction is in the best interests of the Shareholders and constitutes a “Superior Proposal” (as that term is defined in the letter agreement dated December 24, 2008 between Linear Gold and Central Sun); (d) unanimously resolved to recommend to Shareholders that they vote in favour of the Arrangement; and (e) unanimously authorized the entering into of the Arrangement Agreement, performing its obligations under it and proceeding with the Transaction; (v) Central Sun’s ownership of the Central Sun Subsidiaries; (vi) absence of defaults under contracts; (vii) absence of changes to Central Sun; (viiii) valid contracts and commitments; (ix) employee benefits and labour and employment law matters; (x) the financial statements and corresponding management’s discussion and analysis of Central Sun; (xi) the accuracy of books and records of Central Sun; (xii) the absence of claims or proceedings against Central Sun or the Central Sun Subsidiaries; (xiii) valid licenses; (xiv) title to the Central Sun Material Properties; (xv) mining rights in respect of the ore bodies and minerals located in the Central Sun Material Properties; (xvi) most recent estimated mineral resources and/or reserves at the Central Sun Material Properties; (xvii) operational matters; (xviii) insurance matters; (xix) environmental matters; (xx) the due payment of taxes and other tax matters; (xxi) tax proceedings: (xxii) pension and employee benefits; (xxiii) Central Sun’s reporting issuer status and stock exchange listings; (xxiv) Central Sun having made all required filings under applicable securities laws since January 1, 2004 and such filings not containing any untrue statement of material fact (xxv) compliance with laws; (xxvi) absence of restrictions on business activities; (xxvii) absence of cease trade orders against the securities of Central Sun; (xxviii) absence of registration rights; (xxix) no options on Central Sun assets; (xxx) absence of certain restrictive contracts; (xxxi) amounts related to working capital deficiencies and liabilities; (xxxii) absence of adverse changes; (xxxiii) no indebtedness with non arms length parties; (xxxiv) no agreements to merge; (xxxv) absence of significant transactions; (xxxvi) Central Sun’s internal controls and financial reporting; (xxxvii) disclosure of material contracts; (xxxviii) the absence of brokers’ commissions and fees; (xxxix) voting requirements; and (xl) full disclosure. These warranties are generally subject to the exceptions disclosed in the Central Sun Documents and certain additional exceptions as set out in the Central Sun Disclosure Letter.

The representations and warranties provided by B2Gold in favour of Central Sun relate to among other things: (i) the due incorporation, existence, capacity, authority, registration and licensing to conduct business of B2Gold and the B2Gold Subsidiaries; (ii) the capitalization of B2Gold; (iii) the execution, delivery and enforceability of the Arrangement Agreement, and the same not resulting in a violation, conflict with or the absence of default under third party agreements or at law; (iv) the directors of B2Gold having unanimously authorized the entering into of the Arrangement Agreement and the performance by B2Gold of its obligations thereunder; (v) B2Gold’s ownership of the B2Gold Subsidiaries; (vi) absence of defaults under contracts; (vii) absence of changes of B2Gold; (viii) valid contracts and commitments; (ix) employee benefits and labour and employment law matters; (x) the accuracy of books and records of B2Gold; (xi) the financial statements and corresponding management’s discussion and analysis of B2Gold; (xii) the absence of claims or proceedings against B2Gold or the B2Gold Subsidiaries; (xiii) valid licenses; (xiv) title to the B2Gold Material Properties; (xv) mining rights in respect of the ore bodies and minerals located in the B2Gold Material Properties; (xvi) most recent estimated mineral resources at the B2Gold Properties; (xvii) operational matters; (xviii) insurance matters; (xix) environmental matters; (xx) the due payment of taxes and other tax matters; (xxi) tax proceedings; (xxii) pension and employee benefits; (xxiii) B2Gold’s reporting issuer status and stock exchange listing; (xxiv) B2Gold having made all required filings under applicable securities laws since November 29, 2007 and such filings not containing any untrue statement of material fact or any omission to state a material fact; (xxv) compliance with laws; (xxvi) absence of restrictions on business activities; (xxvii) absence of cease trade orders against the securities of B2Gold; (xxviii) absence of registration rights; (xxix) no options on B2Gold assets; (xxx) absence of certain restrictive covenants; (xxxi) amounts related to cash and liabilities; (xxxii) absence of adverse changes; (xxxiii) no indebtedness with non arms length parties; (xxxiv) no agreement to merge; (xxxv) absence of significant transactions; (xxxvi) B2Gold’s internal controls and financial reporting; (xxxvii)disclosure of material contracts; (xxxviii) the absence of brokers’ commissions or fees; (xxxix) the issuance of the B2Gold Common Shares in accordance with the Plan of Arrangement; and (xl) full disclosure. These warranties are generally subject to the exceptions disclosed in the B2Gold Documents and certain additional exceptions as set out in the B2Gold Disclosure Letter.

Covenants

Mutual Covenants

Each of Central Sun and B2Gold has covenanted under the Arrangement Agreement that, except for proxies and other non-substantive communications, B2Gold or Central Sun, as the case may be, will furnish promptly to the other, a copy of each notice, report, schedule or other document or communication delivered, filed or received by it in connection with the Arrangement Agreement, the Arrangement, the Interim Order or the Meeting or any other meeting at which all Shareholders are entitled to attend relating to special business, any filings made under applicable Law and any dealings or communications with any governmental entity, securities authority or stock exchange in connection with, or in any way affecting the Transaction.

Covenants of Central Sun

Central Sun has made certain other covenants in favour of B2Gold under the Arrangement Agreement, including among others to: (i) take all commercially reasonable lawful action to solicit proxies in favour of the Arrangement Resolution and the Stated Capital Reduction; (ii) not adjourn, postpone or cancel the Meeting, or propose to do so, except (a) if quorum is not present at the Meeting; (b) if required by applicable laws; (c) if required by the Shareholders; or (d) if otherwise agreed with B2Gold; (iii) provide B2Gold with a copy of any purported exercise of the Dissent Rights; (iv) prepare and file any mutually agreed amendments or supplements to the Proxy Circular, as required by the Interim Order and in accordance with applicable Laws; (v) and to cause the Central Sun Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice; (vi) other than as set out in the Central Sun Disclosure Letter, as consented to by B2Gold, or as in the ordinary course of business, not: (a) issue any securities other than in connection with existing commitments; (b) other than pursuant to obligations or rights under existing contracts, agreement and commitments, sell, lease or otherwise dispose of, or allow encumbrance on, or permit the Central Sun Subsidiaries to sell, lease or otherwise dispose of any material property outside of the ordinary course of business; (c) amend the articles or by-laws of Central Sun or any Central Sun Subsidiary, the Option Plans or any terms of the Options or the Warrants; (d) split, combine or reclassify any of the Common Shares or any shares of the Central Sun Subsidiaries, or declare or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares or any shares of the Central Sun Subsidiaries; (e) redeem, purchase or offer to purchase, or permit any Central Sun Subsidiary to redeem, purchase or offer to purchase, any Common Shares, other than that pursuant to the Options Plans and instruments with respect to the Options or the Warrants outstanding; (f) except as permitted, accelerate the vesting of any unvesting Options or otherwise amend, vary or modify the Option Plans or any Options; (g) return capital to its shareholders or repay any indebtedness for borrowed money before its due, with certain exceptions; (h) reorganize, amalgamate or merge Central Sun or any Central Sun Subsidiary with any other Person, partnership, company, or similar entity; (i) acquire or agree to acquire any corporation or other entity or permit any Central Sun Subsidiary to acquire or agree to acquire any corporation or other entity; (j) satisfy any claim or dispute, relinquish any contractual rights or enter into any interest rate currency or commodity swaps, hedges, caps, collars or forward sales; (k) provide guarantees for borrowed money or become committed for any indebtedness for borrowed money; (l) make any changes to the existing accounting practices of Central Sun or make any material tax election inconsistent with past practice; (m) enter into or modify in any material respect any agreements or arrangements or take any other action that would reasonably be expected to materially adversely affect the value of the assets or the shares of Central Sun or any of the Central Sun Subsidiaries; (n) enter into or amend any agreements, arrangements or transactions with any related entity; or (o) enter into new commitments of a capital expenditure nature or incur any new liabilities other than ordinary course expenditures for budgeted expenditures, expenditures required by law, expenditures made in connection with the Transaction, and such expenses which have been jointly approved by B2Gold and Central Sun; (vii) not enter into or modify any employment, consulting, severance, collective bargaining or similar agreement; (viii) use commercially reasonable efforts to cause insurance policies not be cancelled or terminated; (ix) refrain from taking any action inconsistent with the provisions of the Arrangement Agreement; (x) not, and not cause the Central Sun Subsidiaries to, enter into, renew or modify any material contract, except as may be necessary to complete the Arrangement; (xi) use commercially reasonable efforts to satisfy all conditions precedent and cause to be satisfied all other things necessary or advisable under applicable Laws to complete the Transaction; (xii) keep B2Gold fully informed; (xiii) make all necessary filings and applications under all applicable application Laws in connection with the Transaction; (xiv) use commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Central Sun in the Arrangement Agreement will be true and correct on the Effective Date; (xv) make available to B2Gold information related to Central Sun; (xvi) execute all necessary closing documents; (xvii) use commercially reasonable efforts to complete the Arrangement prior to the Completion Deadline; (xviii) not make any payments or commit to make any payments to reactivate construction and development of the Orosi Mine, without the prior written consent of B2Gold, such consent not be unreasonably withheld; (xix) take all necessary steps to cause the Central Sun Bonus Shares to be released from escrow upon the Effective Time; (xx) not repay, extend, or amend any terms of the existing loan owed by Central Sun to a third party; and (xxi) not release any third party from any confidentiality or standstill agreement to which Central Sun and such third party are parties.

Covenants of B2Gold

B2Gold has made certain other covenants in favour of Central Sun under the Arrangement Agreement, including among others to: (i) in a timely and expeditious manner take all actions necessary in connection with the Agreement; (ii) provide to Central Sun all information and third party consents as may be reasonably requested by Central Sun for inclusion in the Proxy Circular and any amendments; (iii) if required, apply for the Final Order jointly with Central Sun; (iv) provide Central Sun copies of documentation relating to the Arrangement; (v) other than as set out in the B2Gold Disclosure Letter, as consented to by Central Sun, or as in the ordinary course of business, not: (a) issue any shares of, or any convertible securities or rights of any kind to acquire any shares of B2Gold, other than the issue of B2Gold Common Shares pursuant to the exercise of B2Gold Options, the B2Gold Warrants, the issuance of B2Gold Options or the issuance of B2Gold Common Shares upon exercise; (b) sell, lease or dispose of, or allow any encumbrance on any material property or assets; (c) amend the articles or by-laws of B2Gold or any B2Gold Subsidiary; (d) split, combine or reclassify any of the B2Gold Common Shares or any shares of the B2Gold Subsidiaries, or declare or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the B2Gold Common Shares or any shares of the B2Gold Subsidiaries; (e) redeem, purchase or offer to purchase, or permit any B2Gold Subsidiary to redeem, purchase or offer to purchase, any B2Gold Common Shares, other than that pursuant to the B2Gold Option Plan and instruments with respect to the B2Gold Options or the B2Gold Warrants outstanding; (f) return capital to its shareholders or repay any indebtedness for borrowed money before its due; (g) reorganize, amalgamate, arrange or merge B2Gold or any B2Gold Subsidiary with any other Person; (h) acquire or agree to acquire any corporation or other entity or permit any B2Gold Subsidiary to acquire or agree to acquire any corporation or other entity; (i) satisfy any claim or dispute or relinquish any contractual rights or enter into any interest rate currency or commodity swaps, hedges, caps, collars or other forward sales; (j) except in relation to indebtedness not exceeding $2 million, provide guarantees for borrowed money or become committed for any indebtedness for borrowed money; (k) enter into or modify in any material respect any agreement or arrangements or take any other action that would reasonably be expected to have a Material Adverse Effect on B2Gold; or (l) make any changes to the existing accounting practices of B2Gold or make any material tax election inconsistent with past practice; (vi) use commercially reasonable efforts to cause insurance policies not be cancelled or terminated; (vii) refrain from taking any action inconsistent with the provisions of the Arrangement Agreement; (viii) use commercially reasonable efforts to satisfy all conditions precedent and cause all other things necessary or advisable under applicable Laws to complete the Transaction; (ix) keep Central Sun fully informed; (x) make all necessary filings and applications under all applicable application Laws in connection with the Transaction; (xi) make available to Central Sun information related to B2Gold; (xii) execute all necessary closing documents; (xiii) take all necessary actions to create and issue options to purchase B2Gold Common Shares to replace the Options; (xiv) upon the exercise of the Warrants, will issue B2Gold Common Shares based on the Share Exchange Ratio and cause Central Sun to pay any or all Dissenting Holders the value of their Common Shares; (xv) take all actions reasonably necessary to cause the B2Gold

Common Shares to be issued as contemplated in the Plan of Arrangement, including the B2Gold Common Shares issuable upon exercise of the Warrants, to be listed and posted for trading on the TSX; (xvi) take all necessary actions to obtain the resignations necessary from B2Gold’s current directors and appoint two nominees of Central Sun to B2Gold’s board of directors effective upon completion of the Plan of Arrangement; (xvii) use commercially reasonable efforts to complete the Arrangement prior to the Completion Deadline; (xviii) following the effective time, cause Central Sun to honour the terms of all employment or consulting agreements to which Central Sun is a party; and (xix) following the Effective Time, B2Gold shall allocate funds and operational resources necessary for development activities and recommencement of production at the Orosi mine, as a priority.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the parties to complete the Arrangement are subject to the fulfillment, at or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the parties:

(a)	the Arrangement Resolution and the Stated Capital Reduction shall have been approved and adopted by the Shareholders;
(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and the Interim Order and Final Order shall not have been set aside or modified in a manner unacceptable to Central Sun and B2Gold, acting reasonably, on appeal or otherwise;

(c)	the Effective Time shall occur on or before the Completion Deadline;
(d)

there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgement, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has a Material Adverse Effect on Central Sun or B2Gold;

(e)

(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (ii) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of Central Sun and B2Gold, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on B2Gold or Central Sun or materially impede the completion of the Arrangement;

(f)

all actions shall have been taken so that upon the occurrence of the Effective Time, the board of directors of B2Gold shall be comprised of five nominees of B2Gold and two nominees of Central Sun as agreed by the Parties prior to the Effective Time;

(g)

the distribution of the securities pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102);
(h)

the issuance of securities of B2Gold to the holders of Common Shares and Options as contemplated by the Transaction shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and in compliance with all applicable U.S. state securities laws;

(i)

there shall not be pending or threatened any suit, action or proceeding by any governmental entity or other Person, in each case that has a reasonable likelihood of success: (i) seeking to prohibit or restrict the acquisition by B2Gold or any of the B2Gold Subsidiaries of any Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from B2Gold or Central Sun any damages that are material in relation to Central Sun and the Central Sun Subsidiaries taken as a whole; (ii) seeking to prohibit or materially limit the ownership or operation by B2Gold or any of the B2Gold Subsidiaries of any material portion of the business or assets of Central Sun or any of the Central Sun Subsidiaries or to compel B2Gold or any of the B2Gold Subsidiaries to dispose of or hold separate any material portion of the business or assets of Central Sun or any of the Central Sun Subsidiaries as a result of the Plan of Arrangement; (iii) seeking to impose limitations on the ability of B2Gold or any of the B2Gold Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Common Shares, including the right to vote the Common Shares purchased by it on all matters properly presented to the Shareholders; (iv) seeking to prohibit B2Gold or any of the B2Gold Subsidiaries from effectively controlling in any material respect the business or operations of Central Sun and the Central Sun Subsidiaries; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Central Sun or B2Gold; and

(j)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of B2Gold

The Arrangement Agreement provides that the obligations of B2Gold to complete the Arrangement are also subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of B2Gold and may be waived by B2Gold:

(a)

the representations and warranties made by Central Sun in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of B2Gold, have a Material Adverse Effect on Central Sun, and Central Sun shall have provided to B2Gold, a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

Central Sun shall have complied in all material respects with its covenants in the Arrangement Agreement and Central Sun shall have provided to B2Gold, a certificate of two officers thereof certifying that, as of the Effective Date, Central Sun has so complied with its covenants in the Arrangement Agreement;

(c)

Shareholders holding no more than 5% of the outstanding Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and B2Gold shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Central Sun to such effect;

(d)	the Board shall not have modified or amended, in a manner adverse to B2Gold, prior to the Meeting, its recommendation that Shareholders vote in favour of the Arrangement Resolution;

(e)

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and neither Central Sun nor any Central Sun Subsidiary shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on Central Sun; and

(f)

the directors of Central Sun and the Central Sun Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Central Sun and the Central Sun Subsidiaries to permit the consummation of the Arrangement.

Additional Conditions Precedent to the Obligations of Central Sun

The Arrangement Agreement provides that the obligations of Central Sun to complete the Arrangement are also subject to the following conditions precedent, each of which is for the exclusive benefit of Central Sun and may be waived by Central Sun:

(a)

the representations and warranties made by B2Gold in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Central Sun, have a Material Adverse Effect on B2Gold, and B2Gold shall have provided to Central Sun a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(a)

B2Gold shall have complied in all material respects with its covenants in the Arrangement Agreement and B2Gold shall have provided to Central Sun a certificate of two officers thereof, certifying that, as of the Effective Date, they have so complied with their covenants in the Arrangement Agreement;

(b)

(i) the TSX shall have conditionally approved the listing thereon of the B2Gold Common Shares to be issued pursuant to the Arrangement as of the Effective Date, including, but not limited to all B2Gold Common Shares issuable upon the exercise of the Warrants and the options granted by B2Gold to replace the Options; and (ii) the TSX shall have, if required, accepted notice for filing of all transactions of Central Sun contemplated in the Arrangement Agreement or necessary to complete the Arrangement; in each case, subject only to compliance with the usual requirements of the TSX;

(c)

from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and neither B2Gold nor any B2Gold Subsidiary shall have incurred or suffered, any one or more changes, effects, events, occurrences or state of facts that, either individually or in the aggregate, has, a Material Adverse Effect on B2Gold;

(d)

B2Gold shall have made one or more advances to Central Sun in accordance with and as shall be required under the secured loan between Central Sun and B2Gold in the principal amount of up to $10,000,000 on the terms and conditions set forth in the loan agreement and convertible debenture evidencing such loan entered into as of the date of the Arrangement Agreement; and

(e)	the directors of B2Gold shall have adopted all necessary resolutions and all other necessary corporate action is to have been taken by B2Gold to permit the consummation of the Arrangement.

Covenant Regarding Non- Solicitation

Central Sun has agreed in the Arrangement Agreement that it will, and will direct and cause its officers, directors, employees, representatives, advisors and agents and the Central Sun Subsidiaries and its representatives, advisors, agents, officers, directors and employees to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Central Sun.

Covenant Regarding Acquisition Proposal

Subject to Central Sun’s right to accept a Superior Proposal or unless permitted pursuant to Central Sun’s non-solicitation covenant outlined above, Central Sun has agreed that it will not, and will not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or the Central Sun Subsidiaries, directly or indirectly, to:

(a)

make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably expected to lead to an Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(c)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until two business days following formal announcement of such Acquisition Proposal will not be considered to be a violation of this section);

(d)

withdraw, modify, qualify or change in a manner adverse to B2Gold, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to B2Gold the approval, recommendation or declaration of advisability of its Board of the Transaction (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of the Transaction within two business days after an Acquisition Proposal relating to such party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within ten business days of being requested to do so by B2Gold, will be considered an adverse modification);

(e)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Transaction is completed or any other transaction is agreed to prior to any termination of the Arrangement Agreement; or

(f)	make any public announcement or take any other action inconsistent with the recommendation of its Board to approve the Transaction.

Notwithstanding the foregoing and any other provisions of the Arrangement Agreement:

(a)

The Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Central Sun after the date of the Arrangement Agreement and did not otherwise result from a breach of this covenant by Central Sun and that the Board determines in good faith, may reasonably be expected to constitute a Superior Proposal provided, however, that if Central Sun provides confidential non-public information to such Person, Central Sun obtains a confidentiality agreement from the Person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between Central Sun and B2Gold, and otherwise on terms no more favourable to such Person than such confidentiality agreement. If Central Sun receives a request for material non-public information from a Person who proposes to make an Acquisition Proposal and the Board determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that Central Sun obtains a confidentiality agreement from the Person making such Acquisition Proposal that is substantially the same as the confidentiality agreement between Central Sun and B2Gold, and otherwise on terms no more favourable to such Person than such confidentiality agreement, Central Sun is permitted to provide such Person with access to information regarding Central Sun; provided that Central Sun sends a copy of any such confidentiality agreement to B2Gold promptly upon its execution and B2Gold is provided with a list of the information provided to such Person and is immediately provided with access to similar information to which such Person was provided.

(b)

Nothing contained in the Arrangement Agreement will prohibit the Board from making a Change in Recommendation or from making any disclosure to the Shareholders if, in the good faith judgment of the Board, after consultation with outside counsel, such action is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for the Board to act in a manner consistent with its fiduciary duties, not less than 48 hours before the Board considers any such proposal Central Sun will give B2Gold written notice of such proposal and promptly advise B2Gold of the Board’s intention to consider such proposal and provided further that the Board shall not be entitled to make any Change in Recommendation that results from (i) an increase in the trading price of the Common Shares that facilitates or may facilitate an equity financing of Central Sun and/or (ii) a change in global credit markets that facilitates or may facilitate a debt financing of Central Sun.

(c)

The foregoing provisions shall not to relieve Central Sun from its obligation to proceed to call and hold a special meeting of the Shareholders and to hold the vote on the Arrangement Resolution except in circumstances where the Arrangement Agreement is terminated in accordance with the terms hereof.

(d)

Nothing contained in this covenant will prohibit the Board from distributing a circular in compliance with applicable Canadian and U.S. securities laws, as applicable, in response to a take-over bid, provided however that the Board will not, except as permitted in the Arrangement Agreement, withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the Transaction or approve or recommend or propose to approve or recommend an Acquisition Proposal.

Central Sun has the obligation to promptly (and in any event within 48 hours) notify B2Gold, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Central Sun or the Central Sun Subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as B2Gold may reasonably request. Central Sun will keep B2Gold fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

Right to Accept a Superior Proposal

If Central Sun has complied with its covenants regarding non-solicitation and acquisition proposals, set out above, Central Sun may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which is not subject to the conditions set out in this paragraph) received prior to the date of approval of the Transaction by the Shareholders and terminate the Arrangement Agreement if, and only if: (i) Central Sun has provided B2Gold with a copy of the Superior Proposal document; (ii) Central Sun has provided B2Gold with the information regarding such Superior Proposal required by the Arrangement Agreement; (iii) the Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Arrangement Agreement and to approve or recommend such Superior Proposal; and (iv) four business days shall have elapsed from the later of the date B2Gold received written notice (a “Superior Proposal Notice”) advising B2Gold that the Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and the date B2Gold received a copy of such Superior Proposal document (the “Response Period”). In the event that Central Sun provides B2Gold with a Superior Proposal Notice on a date that is less than seven business days prior to the Meeting Central Sun will, at the request of B2Gold, adjourn the Meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice. If the Proxy Circular has been sent to the Shareholders prior to the expiry of the four business day period, and during such period, B2Gold requests in writing that the Meeting proceed, unless otherwise ordered by a court, Central Sun will continue to take all reasonable steps necessary to hold the Meeting and to cause the Transaction to be voted on at the Meeting.

During the four business day period referred to in the prior paragraph, B2Gold shall have the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement, which offer must be received by Central Sun prior to 5:00 p.m. (Toronto time) on the fourth business day of such period in order for such offer to comply with the requirements. The Board will review any written proposal by B2Gold to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by Central Sun be more favourable than the Superior Proposal. If the Board so determines, it will cause Central Sun to enter into an amended agreement with B2Gold reflecting the amended proposal. If the Board does not so determine, Central Sun may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the provisions regarding the Termination Fee.

Each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the requirement and will initiate an additional four business day notice period.

Termination Payment

In the event that:

(a)	Central Sun enters into an agreement to effect an Acquisition Proposal that is a Superior Proposal; or
(b)	Central Sun makes a Change of Recommendation in respect of the Transaction; or
(c)	the Arrangement Agreement is terminated by B2Gold pursuant to paragraph (b) under the heading “Termination” below; or
(d)

the Arrangement Agreement is terminated by B2Gold pursuant to paragraph (e) under the heading “Termination” below, as result of the failure of Central Sun to fulfill any of the conditions precedent to the obligations of B2Gold; or

(e)

the Arrangement Agreement is terminated by B2Gold pursuant to paragraph (f) under the heading “Termination” below, as a result of a material breach by Central Sun of its covenants under the Arrangement Agreement, then Central Sun will pay to B2Gold an aggregate amount in cash equal to $2,000,000 (the “Termination Fee”) in immediately available funds.

In the event that Shareholders do not approve the Transaction at the Meeting, Central Sun will pay to B2Gold a payment in the amount of $375,000 in immediately available funds, as an expenses payment.

In addition, in the event that Central Sun terminates the Arrangement Agreement pursuant to the termination provisions described in paragraphs (f) (as a result of a failure of B2Gold to fulfill any of the conditions precedent to the obligations of Central Sun) and (g) (as a result of a material breach of B2Gold of its covenants under the Arrangement Agreement) under the heading “Termination” below, then B2Gold will pay to Central Sun the Termination Fee in immediately available funds.

In addition to the foregoing, if the Arrangement Agreement is terminated due to the failure by the Shareholders to approve the Transaction at the Meeting, and prior to such Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Central Sun, has been publicly announced and not withdrawn and within twelve months of the date of such termination:

(a)	the Person who made such Acquisition Proposal or an affiliate of such Person:
(i)	directly or indirectly acquires Central Sun by takeover bid, arrangement, business combination or otherwise;
(ii)

directly or indirectly acquires the assets of Central Sun or the Central Sun Subsidiaries that: (1) constitute more than 20% of the consolidated assets of Central Sun; (2) generate more than 20% of the consolidated revenue of Central Sun; or (3) generate more than 20% of the consolidated operating income of Central Sun; or

(iii)	directly or indirectly acquires more than 50% of the voting or equity securities of Central Sun; or
(b)

Central Sun and/or the Central Sun Subsidiaries enters into a definitive agreement in respect of or the Board approves or recommends a transaction contemplated by (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter;

then Central Sun will pay to B2Gold the Termination Fee.

Termination

Subject to the payment of the Termination Fee and expense reimbursement, the Arrangement Agreement may be terminated at any time prior to the Completion Deadline:

(a)	by mutual written agreement between B2Gold and Central Sun;
(b)

by B2Gold if: (i) the Board has withdrawn or modified in a manner adverse to B2Gold its approval or recommendation of the Transaction; or (ii) Central Sun has entered into a definitive agreement with respect to a Superior Proposal;

(c)	by B2Gold if the Board has withdrawn or modified in a manner adverse to B2Gold its approval or recommendation;
(d)

by Central Sun in order to enter into a definitive written agreement with respect to a Superior Proposal in compliance with Section 6.3 of the Arrangement Agreement, and having paid the Termination Fee required to be paid;

(e)	by B2Gold or Central Sun if the required approval of the Shareholders has not been obtained at the Meeting;

(f)

by either party to the Arrangement Agreement if any condition precedent to its obligations has not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline; or

(g)	by B2Gold or Central Sun if there is a material breach by the other party of its covenants under the Arrangement Agreement prior to the Completion Deadline.

Expense Reimbursement

Central Sun and B2Gold have agreed that all out-of-pocket expenses incurred in connection with the Arrangement and the Transaction, the Meeting and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs and all disbursements by advisors, will be paid by the party incurring such expense.

THE VOTING AGREEMENTS

On January 30, 2009, each of the Locked-up Shareholders, being directors and executive officers of Central Sun, who collectively beneficially owned, controlled or directed, directly or indirectly, over 1,870,335 Common Shares, representing approximately 3% of the issued and outstanding Common Shares as of February 19, 2009, and Aberdeen which beneficially owns, controls or directs, directly or indirectly, over 6,619,000 Common Shares as of February 19, 2009, representing approximately 10.5% of the issued and outstanding Common Shares, entered into a Voting Agreement with B2Gold. As noted above, pursuant to MI 61-101, votes attaching to the Common Shares owned, controlled or directed, directly or indirectly, by Mr. Bharti and Mr. Tagliamonte will be excluded for the purposes of determining whether majority approval of the Minority Shareholders has been obtained on the Arrangement Resolution.

The following description of certain material provisions of the Voting Agreements is a summary only and is not comprehensive.

Pursuant to the terms of the Voting Agreements, each Locked-up Shareholder agreed that except as permitted by the Voting Agreements, until the earlier of the Effective Date or the termination of the Voting Agreements, each such Locked-up Shareholder will:

(a)

vote, or cause to be voted the Common Shares and any other Common Shares that the Locked-Up Shareholder may acquire or over which the Locked-Up Shareholder may acquire control after the date of entering into the Voting Agreement, in favour of the Arrangement;

(b)	not take any action that would or could result in the Common Shares not being voted in accordance with the Voting Agreement;
(c)	not sell, transfer, option or otherwise dispose of the Common Shares;
(d)	not exercise any statutory or other right of dissent with respect to the securities of Central Sun that may be available to the Locked-up Shareholder in connection with the Arrangement;
(e)	not exercise any shareholder rights or remedies available at common law or pursuant to the CBCA or applicable securities legislation to challenge, delay, hinder or prevent the Transaction; and
(f)

cause the registered holder of the Common Shares and any other securities of Central Sun beneficially owned by, or under the control or direction of, the Locked-up Shareholder to comply with the Locked-up Shareholder’s obligations under the Voting Agreement.

Each of the Voting Agreements will automatically terminate upon the earlier of (i) the termination of the Letter Agreement or the Arrangement Agreement, as the case may be; (ii) the Effective Time; and (iii) July 31, 2009.

OTHER ARRANGEMENTS WITH B2GOLD

Central Sun and B2Gold have entered a commitment letter (the “Commitment Letter”) dated February 6, 2009, whereby B2Gold has agreed to loan Central Sun an aggregate principal amount of up to $10,000,000, such indebtedness to be evidenced by convertible debentures (the “Debentures”) bearing interest at 12% per annum, to be repaid in full on or before June 20, 2009. All or a portion of the outstanding principal amount of the Debentures will be convertible at the option of the holder into Common Shares at a conversion price of $0.60 per Common Share until June 20, 2009 provided that the holder may only convert such portion of the principal amount of the Debentures that is equal to or less than 9.9% of the issued and outstanding Common Shares at that time. Central Sun has the option of converting part or all of the outstanding Debentures (including any or all accrued but unpaid interest), subject to regulatory approval in certain circumstances, at any time between the 6th Business Day and the 30th day after the termination of the Arrangement Agreement (which time period may be extended by up to 60 days in the event shareholders’ approval is required) by issuing Common Shares at a deemed price equal to the 5-trading day volume weighted average trading price of the Common Shares on the TSX following such termination.

On February 9, 2009, Central Sun issued its first Debenture to B2Gold in the principal amount of $3,000,000. On February 19, 2009, Central Sun issued its second Debenture to B2Gold in the principal amount of $2,000,000, for an aggregate principal amount of $5,000,000 outstanding under the Debentures as at February 19, 2009.

OTHER MATTERS TO BE ACTED UPON - STATED CAPITAL REDUCTION

An arrangement under the CBCA requires court approval. Prior to the mailing of this Proxy Circular, Central Sun obtained from the Court, the Interim Order which provides for the calling and holding of the Meeting and certain other procedural matters. Pursuant to the Interim Order, Central Sun is required to return to Court for a Final Order approving the Arrangement. At the hearing, the Court will be asked to approve the terms and conditions of the Arrangement. In hearing the petition for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and satisfaction of the statutory conditions for completing an arrangement under the CBCA, including compliance with the solvency tests discussed in the following paragraphs.

Among the statutory conditions to be complied with in order for the Court to approve the Arrangement is that the corporation proposing the arrangement, in this case, Central Sun, not be ‘‘insolvent’’ within the meaning of Section 192 of the CBCA.

Under Section 192 of the CBCA, a corporation is not insolvent if it is able to pay its liabilities as they become due and the realizable value of its assets is greater than the aggregate of its liabilities and stated capital of all classes of shares. The CBCA requires that a corporation create and maintain a stated capital account for each class of its shares and add the value of the consideration it receives upon the issue of a share to the applicable stated capital account. The stated capital account is not automatically reduced by the amount of a corporation’s accumulated deficit and, consequently, the value of the stated capital account can be greater than the corporation’s shareholder equity of that class. If a corporation has accumulated a significant deficit but has not concurrently reduced its stated capital account, compliance with the second test set forth in Section 192 of the CBCA may be difficult. However, the CBCA provides that a stated capital account may be reduced for any purpose by a special resolution of the holders (i.e. approved by no less than 66 ?% of the votes cast at a special meeting) of the applicable class.

In order to ensure that the realizable value of Central Sun’s assets will exceed its liabilities and stated capital at the time the Arrangement is to be completed, Central Sun will request that its shareholders pass a special resolution pursuant to Section 38 of the CBCA to approve a reduction of the stated capital account maintained for the Common Shares by US$37 million (the “Stated Capital Reduction”). In addition to reducing the stated capital of the Common Shares, the reduction in stated capital will proportionately reduce Central Sun’s accumulated deficit but will leave Central Sun’s shareholder equity unaffected.

Central Sun has determined that it is desirable to effect the reduction in stated capital to ensure that the requirements of Section 192 of the CBCA will be met at the time final Court approval of the Arrangement is sought.

The Board recommends that the Shareholders vote FOR the special resolution relating to the Stated Capital Reduction. Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the special resolution relating to the Stated Capital Reduction. Such resolution requires the approval of 66?% of the votes cast by Shareholders in person or represented by proxy at the Meeting.

The text of the special resolution, which will be submitted to Shareholders at the Meeting is set out below.

‘‘RESOLVED, as a special resolution that:

A. Subject to the Arrangement Resolution being approved by the shareholders and in accordance with section 38(1) of the CBCA, Central Sun is hereby authorized to reduce the stated capital account maintained in respect of its common shares by approximately US$37 million (or such other amount as may be determined by the directors of Central Sun), with effect as and from the passage of this resolution, by deducting that amount from the stated capital maintained by Central Sun for its common shares.

B. Any officer or director of Central Sun is hereby authorized and directed for and on behalf of Central Sun to execute or cause to be executed, under the seal of Central Sun or otherwise, and deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to this special resolution and the matters authorized hereby.

C. Notwithstanding that this resolution has been passed by the Shareholders, the directors of Central Sun are hereby authorized and empowered to revoke this resolution if such revocation is considered necessary or desirable by the directors.”

COMPARISON OF SHAREHOLDER RIGHTS

On completion of the Transaction, Shareholders will become B2Gold shareholders. Since B2Gold is a British Columbia company, the rights of B2Gold shareholders are governed by the applicable laws of the province of British Columbia, including the BCBCA, and by B2Gold’s notice of articles and articles. Since Central Sun is a Canadian company, the rights of Shareholders are governed by the CBCA and by Central Sun’s articles and bylaws.

Although the rights and privileges of shareholders under the BCBCA are in many instances comparable to those under the CBCA, there are several differences. See Appendix “H” to this Proxy Circular for a comparison of these rights.

RISK FACTORS

Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Proxy Circular, including the documents incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Central Sun or otherwise adversely affect the business of Central Sun.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Central Sun, including receipt of the Final Order. There can be no certainty, nor can Central Sun provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed (See “Comparative Market Prices of Central Sun”). If the Arrangement is not approved and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

In conjunction with the Arrangement, B2Gold has agreed to loan Central Sun an aggregate principal amount of up to $10,000,000, such indebtedness to be evidenced by Debentures, which amount will be repayable to B2Gold within 60 days of the termination of the Arrangement Agreement. On February 9, 2009, Central Sun issued its first Debenture to B2Gold representing a principal amount of $3,000,000. On February 19, 2009, Central Sun issued its second Debenture to B2Gold in the principal amount of $2,000,000, for an aggregate principal amount of $5,000,000, outstanding under the Debentures as at February 19, 2009. In the event that the Arrangement Agreement is terminated and Central Sun either elects to not convert the amount outstanding or is not eligible to convert the amount outstanding into Common Shares, then Central Sun will be required to repay the amount outstanding. Central Sun may have to borrow additional funds or issue additional equity securities to repay such amount and any repayment may have a Material Adverse Effect on Central Sun.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Central Sun even if the Arrangement is not completed. If the Arrangement is not completed, Central Sun may also be required to pay B2Gold the Termination Fee or the $375,000 expenses payment. See “The Arrangement Agreement - Termination Payment”.

In addition, Central Sun employees may experience uncertainty about their future roles with B2Gold until B2Gold’s strategies with respect to Central Sun are announced and executed. This may adversely affect Central Sun’s ability to attract or to retain key management and personnel.

Risks associated with the Fixed Consideration

Pursuant to the provisions of the Plan of Arrangement, each Common Share will be exchanged for 1.28 B2Gold Common Shares. The Consideration is fixed and it will not increase or decrease due to fluctuations in the market price either of the B2Gold Common Shares or the Common Shares. The implied value of the Consideration that Shareholders will receive pursuant to the Arrangement will depend on the market price of the B2Gold Common Shares on the Effective Date. If the market price of the B2Gold Common Shares increases or decreases, the value of the Consideration that Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the B2Gold Common Shares on the Effective Date will not be lower than the market price of such shares on the date of the Meeting. In addition, the number of B2Gold Common Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Common Shares. Many of the factors that affect the market price of the B2Gold Common Shares and the Common Shares are beyond the control of B2Gold and Central Sun, respectively. These factors include fluctuations in commodity prices (most importantly gold), fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Uncertainties associated with the Arrangement

The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of the management team of B2Gold to integrate all or part of the operations, systems, technologies and personnel of Central Sun following the completion of the transaction. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees, customers or suppliers. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of B2Gold. In addition, B2Gold may incur costs related to the Arrangement and related to integrating the two companies. There can be no assurance that B2Gold will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Arrangement or that that the benefits expected from the Arrangement will be realized.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Central Sun.

Under the Arrangement Agreement, Central Sun is required to pay a Termination Fee of $2,000,000 in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire the Common Shares, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by B2Gold and B2Gold Subco under the Arrangement. See “The Arrangement Agreement — Termination Fee”.

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, Central Sun may, in the future, be required to pay the Termination Fee in certain circumstances.

Under the Arrangement Agreement, Central Sun may be required pay the Termination Fee to B2Gold if prior to the termination of the Arrangement Agreement or prior to the Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Central Sun has been made or publicly announced and not withdrawn and within twelve months following the date of such termination the Person who made such Acquisition Proposal or their affiliate: (i) directly or indirectly acquires Central Sun; (ii) directly or indirectly acquires certain assets of Central Sun; or (iii) directly or indirectly acquires more than 50% of the voting securities of Central Sun, or Central Sun and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board approves or recommends, an Acquisition Proposal with such Person and that Acquisition Proposal is subsequently consummated at any time thereafter. See “The Arrangement Agreement — Termination Payment”.

Risk Factors Relating to Central Sun

Whether or not the Arrangement is completed, Central Sun will continue to face many risk factors that it currently faces with respect to its business and affairs. The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors that should be taken into account in assessing B2Gold’s activities include, but are not limited to, those set out elsewhere in this Proxy Circular and the documents incorporated herein by reference, including the Central Sun AIF under the section “Risk Factors” and under other documents incorporated by reference herein. Additional risks and uncertainties not presently known to Central Sun or that Central Sun currently considers immaterial may also impair the business, operations and future prospects of Central Sun. If any such risks were to occur, the business of Central Sun may be harmed and its financial condition and results of operations may suffer significantly

Risk Factors Relating to B2Gold

Given that B2Gold Common Shares are proposed to be issued as the Consideration pursuant to the Arrangement, Shareholders should be aware of the risk factors B2Gold currently faces with respect to its business and operations. The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors that should be taken into account in assessing B2Gold’s activities include, but are not limited to, those set out elsewhere in this Proxy Circular and the documents incorporated herein by reference, including the B2Gold AIF. Additional risks and uncertainties not presently known to B2Gold or that B2Gold currently considers immaterial may also impair the business, operations and future prospects of B2Gold. If any such risks were to occur, the business of B2Gold may be harmed and its financial condition and results of operations may suffer significantly.

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

In the opinion of Cassels Brock & Blackwell LLP, counsel to Central Sun, the following describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act: (a) deals at arm’s length with Central Sun and B2Gold; (b) is not affiliated with Central Sun or B2Gold; and (c) holds all Common Shares, and will hold all B2Gold Common Shares acquired on the Arrangement, as capital property (each such Shareholder referred to sometimes in this summary as a “Holder”).

A Holder’s Common Shares and B2Gold Common Shares generally will be considered to be capital property of the Holder unless the Holder holds the shares in the course of carrying on a business or acquired the shares in a transaction considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the Tax Act, nor does it apply to a Holder an interest in which is a “tax shelter investment” as defined in the Tax Act or a Holder that has made a functional currency reporting election under the Tax Act. In addition, this summary does not address all issues relevant to Holders who acquired their Common Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly all Holders, and all other Shareholders, should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income convention or treaty, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders whose Common Shares or B2Gold Common Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors regarding whether an election under subsection 39(4) is available and advisable in their particular circumstances.

Exchange of Common Shares for B2Gold Common Shares

A Resident Holder who receives B2Gold Common Shares in exchange for its Common Shares under the Arrangement will realize neither a capital gain nor a capital loss as a result of the Arrangement. Such a Resident Holder will be considered to have disposed of its Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of its Common Shares immediately before the Arrangement and to have acquired B2Gold Common Shares at an aggregate cost equal to such proceeds of disposition.

For the purpose of determining at any time the adjusted cost base of B2Gold Common Shares acquired by a Resident Holder under the Arrangement, the cost of such B2Gold Common Shares must he averaged with the adjusted cost base to the holder of all other B2Gold Common Shares held by the Resident Holder at that time.

Holding and Disposing of B2Gold Common Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on B2Gold Common Shares will be included in computing the Resident Holder’s income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on the ability of B2Gold to designate dividends as “eligible dividends”. Dividends received by individuals and certain trusts may give rise to alternative minimum tax.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on B2Gold Common Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33?% under Part IV of the Tax Act on dividends received (or deemed to be received) on the B2Gold Common Shares to the extent such dividends are deductible in computing taxable income for the year.

Generally, a Resident Holder who disposes of or is deemed to dispose of a B2Gold Common Share in a taxation year will be subject to the rules described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares. Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holder’s to whom these rules may be relevant should consult their own advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 6?% refundable tax on certain investment income, which includes taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who dissents in respect of the Arrangement and who receives payment from Central Sun equal to the fair value of such Holder’s Common Shares (a “Dissenting Resident Holder”) will be considered to have disposed of such shares for an amount equal to such payment (net of any interest awarded by a court).

Although the matter is not free from doubt, based on the CRA’s administrative position regarding dissent rights and amalgamations, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the payment, net of any interest awarded by a court, exceeds (or is less than) the aggregate of the Resident Holder’s adjusted cost base of such shares and any reasonable cost of disposition. The treatment of any capital gain or capital losses is generally discussed above under the headings “Holding and Disposing of B2Gold Common Shares” and “Taxation of Capital Gains and Capital Losses”.

Any interest awarded to a Dissenting Resident Holder by a court will be required to be included in such Resident Holder’s income for purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors.

Eligibility of B2Gold Common Shares for Investment

B2Gold Common Shares will be qualified investments under the Tax Act for a trust governed by RRSPs, RRIFs, deferred profit sharing plans, RESPs, registered disability savings plans and tax-free savings accounts at any particular time provided that, at that time, the B2Gold Common Shares are listed on a designated stock exchange (which currently includes the TSX).

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares or B2Gold Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Common Shares for B2Gold Common Shares

A Non-Resident Holder who exchanges Central Sun Common Shares for B2Gold Common Shares under the Arrangement will generally be subject to the same tax consequences as a Resident Holder on the Arrangement, as discussed above. Accordingly, a Non-Resident Holder who receives B2Gold Common Shares in exchange for Central Sun Common Shares on the Arrangement will generally realize neither a capital gain nor a capital loss.

Holding and Disposing of B2Gold Common Shares

A Non-Resident Holder who disposes of B2Gold Common Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act. In addition, if such shares do constitute taxable Canadian property, the Non-Resident Holder may be exempt from tax under an applicable income tax convention or treaty.

Shares of a Canadian corporation, such as the B2Gold Common Shares, generally will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the relevant shares are listed on a designated stock exchange (which currently includes the TSX) and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of B2Gold at any time within the 60 month period immediately preceding the particular time. The Tax Act also contains certain provisions which may deem the shares of a corporation to be taxable Canadian property in certain circumstances. The application of one of these provisions will cause any B2Gold Common Shares received by a Non-Resident Holder in exchange for Central Sun Common Shares which constitute taxable Canadian property to the Non-Resident Shareholder to be deemed to be taxable Canadian property to the Non-Resident Holder.

Generally, a Non-Resident Holder who realizes a capital gain on a disposition of B2Gold Common Shares which constitute taxable Canadian property of the Non-Resident Holder and which is not exempt from tax under an applicable income tax convention or treaty will be subject to the tax treatment described above under the subheading “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Dividends paid or deemed to be paid to a Non-Resident Holder on B2Gold Common Shares will be subject to Canadian non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention or treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dissenting Non-Resident Holders

A Non-Resident Holder who dissents in respect of the Arrangement and who becomes entitled to a payment from Central Sun equal to the fair value of such Holder’s Common Shares (a “Dissenting Non-Resident Holder”) will be considered to have disposed of such shares for an amount equal to the amount of such entitlement, net of any interest awarded by a court. Non-Resident Holders should consult their own tax advisors regarding the tax consequences to them of exercising dissent rights in their particular circumstances.

Certain United States and Federal Income Tax Considerations

The following is a limited discussion of certain of U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement and the acquisition, ownership and disposition of B2Gold Common Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the acquisition, ownership and disposition of B2Gold Common Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Neither Central Sun nor B2Gold has requested, and neither Central Sun nor B2Gold intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of B2Gold Common Shares received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, that are applicable and, in each case, as in effect and available, as of the date of this Proxy Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is an owner of Common Shares participating in the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is an owner of Common Shares participating in the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any exercise, conversion, assumption, disposition, exchange, or other transaction involving Warrants;
•	any conversion into Common Shares of any Central Sun notes, debentures or other debt instruments;
•	any transaction involving the Central Sun Bonus Shares or the Central Sun Share Bonus Plan;
•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Common Shares, including Options; and
•	any transaction, other than the Arrangement, in which Common Shares or B2Gold Common Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) U.S. Holders that acquired Common Shares (or after the Arrangement, B2Gold Common Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Common Shares (or after the Arrangement, B2Gold Common Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (g) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; and (h) U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares or B2Gold Common Shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the state, local, alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the state, local, alternative minimum tax, estate and gift, and foreign tax consequences to them of the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

The exchange of Common Shares for B2Gold Common Shares pursuant to the Arrangement should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a)(1) of the Code (a “Reorganization”). However, neither Central Sun nor B2Gold has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Common Shares for B2Gold Common Shares pursuant to the Arrangement.

Tax Consequences If Central Sun Classified as a PFIC

A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Arrangement if Central Sun was classified as a passive foreign investment company (“PFIC”) for any taxable year during which such U.S. Holder holds or held Common Shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Central Sun believes that it likely constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, believes that it likely will not constitute a PFIC during the current taxable year. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Central Sun during any current, prior, or future taxable year.

Subject to the “PFIC-for-PFIC Exception” discussed below, if Central Sun is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability. Under the default PFIC rules:

•	the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

•

any gain on the sale, exchange or other disposition of Common Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which Central Sun was classified as a PFIC will be taxed as ordinary income in the current year;
•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the Code or a timely and effective election to treat Central Sun as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) generally may not be subject to the PFIC rules described above, and may be able to mitigate potentially adverse PFIC tax consequences in the future.

Upon written request from a U.S. Holder, Central Sun intends to make available to such U.S. Holder information as to Central Sun’s status as a PFIC for the taxable year ended December 31, 2008 and the current taxable year, and will use commercially reasonable efforts to provide to such U.S. Holder of Common Shares all information for the taxable year ended December 31, 2008 and the current taxable year, that a U.S. Holder making a QEF Election with respect to Central Sun is required to obtain for U.S. federal income tax purposes. U.S. Holders are urged to consult with their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or QEF Election. The impact of and requirements for making the mark-to-market election and QEF Election are discussed more fully under “Passive Foreign Investment Company Rules Relating to the Ownership of B2Gold Common Shares – QEF Election” and “— Mark-to-Market Election.”

However, notwithstanding the foregoing, if (i) the Arrangement qualifies as a Reorganization, (ii) Central Sun was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Common Shares, and (iii) B2Gold also qualifies as a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement, then proposed Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder’s exchange of Common Shares for B2Gold Common Shares pursuant to the Arrangement (for a discussion of the general nonrecognition treatment of a Reorganization, see discussion below under the heading “Tax Consequences if the Arrangement Qualifies as a Reorganization”). For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception.” In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs.

As discussed below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of B2Gold Common Shares”, B2Gold has made no determination as to whether it expects that it will be a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of B2Gold during any current, prior, or future taxable year.

If B2Gold is a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement, the PFIC-for-PFIC Exception may be available to qualifying U.S. Holders that comply with the reporting requirements discussed above. The availability of such nonrecognition treatment provided by the PFIC-for-PFIC Exception is subject to numerous restrictions and limitations. Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Common Shares for B2Gold Common Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed Treasury Regulations in connection with the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Common Shares for B2Gold Common Shares pursuant to the Arrangement;
(b)	the tax basis of a U.S. Holder in the B2Gold Common Shares acquired in exchange for Common Shares pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in Common Shares exchanged;
(c)

the holding period of a U.S. Holder for the B2Gold Common Shares acquired in exchange for Common Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Common Shares; and

(d)

U.S. Holders who exchange Common Shares for B2Gold Common Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the B2Gold Common Shares received in exchange for Common Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Common Shares exchanged;

(b)

the tax basis of a U.S. Holder in the B2Gold Common Shares received in exchange for Common Shares pursuant to the Arrangement would be equal to the fair market value of such B2Gold Common Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the B2Gold Common Shares received in exchange for Common Shares pursuant to the Arrangement will begin on the day after the date of receipt.

If Central Sun is not classified as a PFIC for any taxable year in which a U.S. Holder held Common Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises dissent rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Common Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code. U.S. Holders that receive Canadian currency in as a result of exercising dissent rights should read the section below under the heading “Receipt of Canadian Currency.”

However, notwithstanding the foregoing, a U.S. Holder of Common Shares that exercises dissent rights in the Arrangement would be subject to special, adverse tax rules if Central Sun was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Common Shares. If Central Sun was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Common Shares, a U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder’s Common Shares generally will be subject to the default PFIC rules discussed above under the heading “Tax Consequences If Central Sun Classified as a PFIC.”

Ownership of B2Gold Common Shares

Distributions With Respect to B2Gold Common Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of B2Gold Common Shares”, a U.S. Holders that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the B2Gold Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of B2Gold, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of B2Gold, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the B2Gold Common Shares, and (b) thereafter, as gain from the sale or exchange of such Shares. (See more detailed discussion under the heading “Disposition of B2Gold Common Shares” below). Dividends paid on the B2Gold Common Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For taxable years beginning before January 1, 2011, a dividend paid by B2Gold generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) B2Gold is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. B2Gold generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) B2Gold is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if B2Gold satisfies one or more of such requirements, B2Gold will not be treated as a QFC if B2Gold is a PFIC for the taxable year during which B2Gold pays a dividend or for the preceding taxable year.

As discussed below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of B2Gold Common Shares”, B2Gold has made no determination as to whether it expects to be a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement or for the foreseeable future. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of B2Gold during any current, prior, or future taxable year. If B2Gold is a PFIC, the tax consequences of a dividend paid by B2Gold to a U.S. Holder are discussed below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of

B2Gold Common Shares—Default PFIC Rules under Section 1291 of the Code.” If B2Gold is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate discussed in the preceding paragraph, , a dividend paid by B2Gold to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Dispositions of B2Gold Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of B2Gold Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the B2Gold Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the B2Gold Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of B2Gold Common Shares

If B2Gold is classified as a PFIC for any taxable year during which such U.S. Holder holds or held B2Gold Common Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of B2Gold Common Shares received pursuant to the Arrangement.

Passive Foreign Investment Company Status of B2Gold

B2Gold generally will be considered a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of B2Gold for such taxable year is passive income or (b) 50% or more of the assets held by B2Gold either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if B2Gold is not publicly traded and either is a “controlled foreign corporation” or makes an election). With respect to sales by a company, “gross income” generally means sales revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if B2Gold owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, B2Gold will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by B2Gold from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if B2Gold is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of the Subsidiary PFIC or a distribution received from the Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the B2Gold Common Shares or income recognized by a U.S. Holder on an actual distribution received on the B2Gold was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

B2Gold has made no determination as to whether it expects to be a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement, or for the foreseeable future. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of B2Gold during any current, prior, or future taxable year. Each U.S. Holder should consult its own tax advisor regarding whether B2Gold will be a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement.

Default PFIC Rules Under Section 1291 of the Code

If B2Gold is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of B2Gold Common Shares will depend on whether such U.S. Holder makes an election to treat B2Gold as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of B2Gold Common Shares and (b) any excess distribution paid on the B2Gold Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the B2Gold Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of B2Gold Common Shares of a PFIC, and any excess distribution paid on such B2Gold Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the B2Gold Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the B2Gold Common Shares will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the B2Gold Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If B2Gold is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, B2Gold will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether B2Gold ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such B2Gold Common Shares were sold on the last day of the last taxable year for which B2Gold was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of B2Gold, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of B2Gold, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which B2Gold is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by B2Gold. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from B2Gold to the extent that such distribution represents “earnings and profits” of B2Gold that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the B2Gold Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of B2Gold Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the B2Gold Common Shares in which B2Gold was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if B2Gold was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the B2Gold Common Shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which B2Gold was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the B2Gold Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, B2Gold ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which B2Gold is not a PFIC. Accordingly, if B2Gold becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which B2Gold qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in B2Gold, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which B2Gold is a PFIC.

Upon written request from a U.S. Holder, B2Gold will make available to such U.S. Holder information as to its status as a PFIC and will use commercially reasonable efforts to provide to such U.S. Holder of B2Gold Common Shares all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes. U.S. Holders should be aware that, with respect to any Subsidiary PFIC, there can be no assurance that B2Gold will satisfy record keeping requirements that apply to a QEF, or that B2Gold will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that B2Gold is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to such Subsidiary PFIC. With respect to Subsidiary PFICs for which B2Gold does not provide the required information, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to B2Gold and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the B2Gold Common Shares are marketable stock. The B2Gold Common Shares generally will be “marketable stock” if the B2Gold Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. It is unclear whether a listing of the B2Gold Common Shares on the TSX will qualify such shares as “marketable stock,” and each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the B2Gold Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the B2Gold Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which B2Gold is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the B2Gold Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such B2Gold Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the B2Gold Common Shares over (ii) the fair market value of such B2Gold Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the B2Gold Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of B2Gold Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the B2Gold Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of B2Gold Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which B2Gold Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if B2Gold is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares. In addition, a U.S. Holder who acquires B2Gold Common Shares from a decedent will not receive a “step up” in tax basis of such B2Gold Common Shares to fair market value.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of B2Gold Common Shares.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of B2Gold Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the B2Gold Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Canadian Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of B2Gold Common Shares, or on the sale, exchange or other taxable disposition of B2Gold Common Shares, or any Canadian dollars received as a result of Shareholders exercising dissent rights under the Arrangement, generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to B2Gold Common Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments of cash made to U.S. Holders relating to the exercise of dissent rights under the Arrangement, and payments of cash or property made to U.S. Holders relating to dividends on, or proceeds arising from the sale or other taxable disposition of B2Gold Common Shares, generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup-withholding tax. However, U.S. Holders that are corporations generally are excluded from these information-reporting and backup-withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

INFORMATION CONCERNING CENTRAL SUN

Central Sun is a reporting issuer (or equivalent) in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Central Sun is incorporated under the CBCA and has its registered and corporate head office located at 6 Adelaide Street East, Suite 500, Toronto, Ontario, Canada, M5C 2H6. Central Sun is engaged in the acquisition, exploration and development of properties for the mining of gold in Central America. It holds a 95% interest in the Limon Mine, a 100% interest in the Orosi Mine, which is currently being converted to a conventional milling process, a 100% interest in the La-India property and an option to acquire a 100% interest in the Mestiza gold property, all of which are located in Nicaragua and a 60% interest in the Cerro Quema gold property located in Panama.

Material Contracts

In addition to the material contracts disclosed in the documents of Central Sun incorporated herein by reference, the Arrangement Agreement between Central Sun and B2Gold dated February 6, 2009 is a material contract of Central Sun and was entered into before the date of this Information Circular and is still in effect as of the date hereof. The Arrangement Agreement is available for review electronically under the profile of Central Sun on SEDAR at www.sedar.com. Alternatively, it may be inspected during normal business hours at Central Sun’s office in Toronto, prior to the Meeting date.

Available Information

Central Sun files reports and other information with the Canadian provincial securities commissions listed above. These reports containing additional information with respect to Central Sun’s business and operations are available to the public free of charge under the profile of Central Sun on SEDAR at www.sedar.com.

Other Matters

The management of Central Sun does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxies.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, including without limitation “Interest of Informed Persons in Material Transactions” none of the directors or executive officers of Central Sun, any person who has held such a position since the beginning of the last completed financial year of Central Sun, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Indebtedness of Directors and Officers

None of the current directors, executive officers or employees of Central Sun, persons who were directors, executive officers or employees of Central Sun at any time during Central Sun’s last completed financial year, nor any of the associates of such persons are or have been indebted to Central Sun or any subsidiary at any time since the beginning of Central Sun’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Central Sun or any Central Sun Subsidiary.

Interest of Informed Persons in Material Transactions

None of the directors or executive officers of Central Sun, nor any person who beneficially owns, controls, or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of Central Sun’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect Central Sun.

Interest of Experts

The following are the names of all the persons who have prepared or certified for Central Sun a statement, report or valuation described or included in the Central Sun AIF and other documents filed by Central Sun and incorporated by reference herein.

Peter A. Lacroix, P.Eng of Scott Wilson Roscoe Postle Associates Ltd. (“SWRP”) prepared a NI 43-101 report for Central Sun entitled “Technical Report on La Libertad Project, Nicaragua, for Glencairn Gold Corporation” dated October 21, 2006.

William N. Pearson, Ph.D., P.Geol, Executive Vice President, Exploration of Central Sun and Graham Speirs, P.Eng, Chief Operating Officer of Central Sun, prepared a NI 43-101 compliant report for Central Sun entitled “Technical Report on Mineral Reserves and Mineral Resources, Limon Mine and Mestiza Areas, Nicaragua” dated March 31, 2008.

William N. Pearson, Ph.D., P. Geol. Executive Vice President, Exploration of Central Sun, who is a “Qualified Person” as defined in National Instrument 43-101, has prepared, supervised the preparation of or reviewed, certain parts of the Central Sun AIF that are of a scientific or technical nature.

Jason J. Cox, P.Eng, Peter A. Lacroix, P.Eng, David A. Ross, P.Geol and John C. Rust of SWRP prepared a NI 43-101 compliant report for Central Sun entitled “Technical Report on the Orosi Mine, Nicaragua, prepared for Central Sun Mining Inc.” dated June 26, 2008.

None of Peter A. Lacroix, P.Eng., William N. Pearson, Ph.D., P.Geol or Jason J. Cox, P. Eng, nor any partner, associate or affiliate thereof, as applicable, has received a direct or indirect interest in any Central Sun property or any of Central Sun’s associates or affiliates.

To the knowledge of Central Sun none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Common Shares as at the date of the statement, report or valuation in question.

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of Central Sun and are independent with respect to Central Sun within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Prior Sales

The following table sets forth the prior sales for the 12 month period prior to the date of this Proxy Circular, for the Common Shares and the options, warrants and other convertible securities into Common Shares, the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:

	Date Issued	Number of Securities Issued	Issuance Price or Exercise Price (CDN $)
Common Shares	April 15, 2008 (a)	24,999	$0.18
	April 17, 2008 (a)	3,571	$0.18
	May 23, 2008 (b)	97,853	$0.15
	May 29, 2008 (a)	21,429	$0.18
	June 27, 2008 (a)	14,285	$0.18
	December 8, 2008 (c)	1,000,000	$0.15
	December 31, 2008 (d)	(67,500)	$Nil
	January 12, 2009	902,500	$0.48

Warrants	May 23, 2008	342,488	$0.10
	July 2, 2008	150,000	$0.14
	August 8, 2008	150,000	$0.14

Stock Options	February 4, 2008	140,000	$1.80
	June 25, 2008	270,000	$2.00
	July 1, 2008	100,000	$2.00
	December 11, 2008	100,000	$0.14

Debentures	January 14, 2009 ($2.5 million)(e)	Nil (e)	$Nil(e)
	February 9, 2009 ($3.0 million)(f)	Nil (f)	Nil (f)
	February 19, 2009 ($2.0 million)(f)	Nil (f)	Nil (f)

(a)	Exercise of warrants for Common Shares.
(b)	Exercise of certain agent’s options for Common Shares.
(c)	Issuance of Common Shares under a short-term loan facility arrangement.
(d)	Cancellation of Common Shares under the Central Sun Share Bonus Plan.
(e)	Convertible debenture with Linear Gold was issued on January 14, 2009 and repaid on February 10, 2009.
(f)

Central Sun and B2Gold have entered the Commitment Letter, whereby B2Gold has agreed to loan Central Sun an aggregate principal amount of up to $10,000,000, such indebtedness to be evidenced in convertible debentures bearing interest at 12% per annum, to be repaid in full on or before June 20, 2009. On February 9, 2009, Central Sun issued its first Debenture to B2Gold in the principal amount of $3,000,000. On February 19, 2009, Central Sun issued its second Debenture to B2Gold in the principal amount of $2,000,000. See “Other Arrangements with B2Gold”.

Comparative Market Prices Of Central Sun

The Common Shares are listed and posted for trading on the TSX under the symbol “CSM” and listed on the NYSE Alternext under the symbol “SMC”. The following tables set forth, for the periods indicated, the high and low trading price and the aggregate trading volume of the Common Shares on the TSX and the NYSE Alternext for the 12 month period prior to the date hereof.

TSX	($)	($)
Month	High	Low	Volume
February 2008	2.29	1.62	1,799,700
March 2008	2.18	1.63	1,381,700
April 2008	2.50	1.80	1,873,600
May 2008	2.20	1.95	1,543,500
June 2008	2.11	1.90	2,274,500
July 2008	2.02	1.17	2,169,700
August 2008	1.24	0.38	6,587,500
September 2008	1.00	0.32	2,323,200
October 2008	0.69	0.14	3,640,600
November 2008	0.21	0.08	4,637,100
December 2008	0.39	0.12	6,420,600
January 2009	0.88	0.31	6,150,500
February 2009 (to February 18, 2009)	1.07	0.78	4,172,084

Alternext	(US$)	(US$)
Month	High	Low	Volume
February 2008	2.29	1.63	970,900
March 2008	2.22	1.65	810,400
April 2008	2.30	1.75	985,400
May 2008	2.19	1.96	519,600
June 2008	2.15	1.84	336,900
July 2008	1.96	1.10	648,300
August 2008	1.20	0.36	1,077,300
September 2008	0.93	0.31	870,300
October 2008	0.64	0.11	1,821,100
November 2008	0.20	0.07	2,607,900
December 2008	0.31	0.10	9,346,500
January 2009	0.71	0.25	9,581,100
February 2009 (to February 18, 2009)	0.85	0.62	3,204,200

The closing price of the Common Shares on the TSX on January 26, 2009, the last trading day immediately before the announcement of the binding offer from B2Gold relating to the Arrangement, was $0.45 and on the Alternext was US$0.37.

The closing price of the Common Shares on the TSX on February 18, 2009 was $1.06 and on the Alternext US$0.83.

Consolidated Capitalization

As of September 30, 2008, there were 61,143,988 Common Shares issued and outstanding as well as options and warrants exercisable into 25,000,215 Common Shares. With the exception of the following, there has been no other material change in Central Sun’s share and loan capital structure on a consolidated basis since September 30, 2008:

•	Expiration of warrants exercisable into 4,834,603 Common Shares on November 26, 2008;
•	Issuance of 1,000,000 Common Shares on December 8, 2008 in connection with the extension of a short-term loan facility;
•	Issuance of 100,000 Options on December 11, 2008 to an employee of Central Sun;
•	Since September 30, 2008 313,000 Options were cancelled or expired;
•	Cancellation of 47,500 Common Shares under the Central Sun Share Bonus Plan;
•	Issuance of 902,500 Common Shares on January 12, 2009 under the Central Sun Share Bonus Plan;
•	Issuance of a $2,500,000 convertible debenture to Linear Gold on January 14, 2009 (repaid on February 10, 2009);
•	Issuance of a $3,000,000 convertible debenture to B2Gold on February 9, 2009;
•	Issuance of a $2,000,000 convertible debenture to B2Gold on February 19, 2009; and
•	Issuance of 100,000 warrants issued as consideration for securing a loan facility.

Dividend Policy

No dividends on the common shares have been paid by Central Sun to date. Central Sun will not be declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including Central Sun’s earnings, capital requirements and financial conditions.

INFORMATION CONCERNING B2GOLD

B2Gold was incorporated under the BCBCA on November 30, 2006. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

B2Gold is a reporting issuer or the equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The B2Gold Common Shares are listed and posted for trading on the TSX under the symbol “BTO”.

The transfer agent and registrar for the B2Gold Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia. The auditors of B2Gold are PricewaterhouseCoopers LLP, having an address at 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

B2Gold Subco was incorporated under the CBCAon February 5, 2009 and is a wholly-owned subsidiary of B2Gold. B2Gold Subco is entitled to issue an unlimited number of common shares. B2Gold Subco was incorporated solely for the purposes of the Arrangement and has not carried on any business or activity. B2Gold Subco’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Business of B2Gold

General

B2Gold is a mineral exploration company focused on the acquisition, exploration and development of interests in precious metals properties worldwide. B2Gold’s interests in mineral properties that are considered to be material are its interests in the Gramalote and Quebradona properties in Colombia and the East and West Kupol licenses in Russia. B2Gold holds a 100% interest in the Mocoa property and also has an option to acquire a 100% interest in the Miraflores property, both in Colombia.

B2Gold’s strategic focus is to acquire interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus, to undertake exploration and drilling campaigns to define and develop resources and reserves on these properties and to develop, construct and operate mines on such properties. The properties owned by B2Gold, or in which B2Gold presently has an interest, are at various stages of exploration and resource development, either with drilling having occurred on the property and resources established or with drill ready targets identified and drilling scheduled to commence or continue in 2009.

Property Interests

In connection with the completion of the arrangement transaction between Bema Gold Corporation (“Bema”) and Kinross Gold Corporation (“Kinross”) on February 26, 2007, B2Gold acquired certain assets pursuant to a purchase and sale agreement dated December 21, 2006 (the “Purchase Agreement”) among Kinross, White Ice Ventures Limited, 6674321 Canada Inc., a wholly-owned subsidiary of Kinross (“6674321”) and B2Gold. B2Gold acquired, among other things, all of the issued and outstanding shares of Andean Avasca Resources Inc. (“AARI”). This acquisition provided B2Gold with the right to earn a material interest in a number of properties in Colombia, including the Quebradona property, by carrying out drilling pursuant to the terms of a joint venture agreement originally entered into between AngloGold Ashanti Limited (“AngloGold”), Sociedad Kedahda S.A., a subsidiary of AngloGold (“AngloGold Colombia”), Bema and AARI, formerly a wholly-owned subsidiary of Bema.

The Purchase Agreement also provides for B2Gold to acquire a 37.5% joint venture interest in the East and West Kupol licenses, which cover property adjacent to the Kupol Mine developed by Bema in the Chukotka Autonomous Region in the Russian Federation. The acquisition of this interest is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the East and West Kupol licenses to a subsidiary of Chukotka Mining and Geological Company and the subsequent acquisition of a 100% interest in the company holding the East and West Kupol licenses by a joint venture company, the indirect shareholders of which are proposed to be the Company, Kinross and Chukotsnab State Unitary Enterprise or its successor in interest (“CUE”). The Company and Kinross are currently sharing equally the initial funding of the cost of exploration activities on the East and West Kupol license area.

A Relationship, Farm-out and Joint Venture Agreement (the “Colombia JV Agreement”) was entered into on November 8, 2006 among AngloGold, AngloGold Colombia, Bema and AARI. On September 28, 2007 and March 13, 2008, the Colombia JV Agreement was amended to, among other things, include certain additional properties. As a result, the area of mutual interest was expanded and now encompasses 220,000 square kilometres. The Colombia JV Agreement was further amended on May 15, 2008 in connection with other transactions between AngloGold and B2Gold, which resulted in the acquisition by B2Gold of the Mocoa and Miraflores properties in Colombia and the elimination of, and variation to, certain rights of AngloGold with respect to B2Gold, including termination of AngloGold’s right to acquire a 20% interest in AARI, in consideration for the issue of B2Gold Common Shares and warrants to purchase B2Gold Common Shares.

Pursuant to an agreement dated August 21, 2007 made with certain third party participants in a joint venture with AngloGold, B2Gold acquired an indirect 49% share interest in Gramalote Limited, the holder of the Gramalote property. B2Gold increased its share interest in Gramalote Limited to 51% on May 15, 2008 in connection with the agreement with AngloGold to amend the Colombia JV Agreement.

B2Gold Properties

Gramalote

The Gramalote property is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. Initial reconnaissance prospecting initiated in 1995 by Metallica Resources Inc. identified the large-tonnage bulk-mineable potential of the Gramalote Ridge area. Subsequent exploration managed by AngloGold Colombia confirmed this potential and identified additional outlying gold anomalies in the area surrounding the Gramalote Ridge mineral system. The exploration by AngloGold Colombia has identified three target types within the Gramalote property including, an advanced phase target undergoing drilling at Gramalote Ridge, outlying targets within four to five kilometres of Gramalote Ridge and various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

B2Gold has completed a National Instrument 43-101 compliant inferred resource estimate for the Gramalote Ridge Zone on the Gramalote property. The Gramalote property is a 51% – 49% B2Gold – AngloGold joint venture, with B2Gold as the operator. The inferred resource estimate was determined using B2Gold’s methods and procedures, including data verification and estimation procedures.

The inferred resource for the Gramalote Ridge Zone at a 0.5 gram per tonne gold cutoff, within a US$1,000 per ounce gold optimised Whittle pit, consists of 74.375 million tonnes grading 1.00 gram per tonne gold for a total of 2.39 million troy ounces of gold.

The resource estimate is supported by drilling and a tunnel completed by AngloGold Ashanti in 2007 and drilling completed by B2Gold in 2008. A total of 34,481 metres of diamond drilling in 110 drill holes and 441 metres of sampling from the underground tunnel support the resource estimate.

Quebradona

The Quebradona property is located approximately 220 kilometres northwest of the Colombian capital of Bogota and approximately 60 kilometres south-southwest of Medellin. The Quebradona property contains at least five early-phase exploration target areas, including La Aurora, La Isabella, La Sola, El Chaquiro and El Tenedor. Surface exploration and diamond drilling at the Quebradona property completed by AngloGold Colombia and B2Gold has returned gold values indicative of the presence of potentially economic porphyry-style gold mineralization in several of the target areas. The exploration program is intended to determine the existence of possible large-tonnage, low grade deposits that may be amenable to open-pit mining and low cost mineral extraction.

A total of 13,318.8 metres in 43 holes were drilled at the Quebradona property in 2008, comprised of 7,280.8 m metres in 25 holes in La Aurora, 803.1 m metres in four holes in La Isabella, 1,900.1 metres in six holes in La Sola, 1,987.6 m metres in five holes at El Chaquiro and 1,347.2 m metres in three holes at El Tenedor. Significant gold values over broad areas were obtained in drilling in the La Aurora and La Sola areas and over limited areas at La Isabella.

Under the terms of the Colombia JV Agreement, B2Gold has earned its 51% interest in the Quebradona property by completing 5,000 m of exploration drilling. In September 2008, B2Gold and AngloGold reached an agreement to amend the Colombia JV Agreement and jointly fund an additional 10,000 m of exploration drilling at the Quebradona property on a 51% B2Gold - 49% AngloGold basis

An additional 8,318.8 metres of the planned 10,000 metres drilling was completed in 2008. After receipt of all assays from the drilling program, AngloGold will have 30 days to choose from the following participation alternatives regarding further exploration at the Quebradona property: (i) elect to fund all future exploration as the operator at 65% and free carry B2Gold through to feasibility; (ii) elect to be the operator and fund on a pro-rata basis of 51% AngloGold and 49% B2Gold; or (iii) elect to fund as the owner of a 49% interest with B2Gold as operator owning and funding to 51%.

Kupol Licenses

The East and West Kupol licenses are located in eastern Russia approximately 220 and 200 kilometres, respectively, southeast of the city of Bilibino and approximately 410 and 430 kilometres, respectively, northwest of Anadyr, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Region. The licenses cover a combined area of approximately 425 square kilometres and are situated around the Kupol mine that is currently being constructed by Kinross and CUE.

Past exploration by Anyusk State Mining and Geological Company has identified a number of mineral occurrences proximal to the large Kupol gold-silver deposit, including quartz vein systems at Prekup and Dublon and several areas of anomalous soil and rock float geochemistry associated with altered and weakly veined host rocks. A multi-faceted exploration program began on the East and West Kupol licenses in April 2008, including geological mapping, soil sampling, trenching and diamond drilling, that identified significant low sulfidation Kupol style alteration along the main Kupol structure and well defined anomalies in the Moroshka basin.

Mocoa

The Mocoa property is located approximately 465 kilometres southwest of the Colombian capital of Bogota and 10 kilometres north of the town of Mocoa, an agricultural centre and the capital of Department of Putumayo. The Mocoa property is a copper/molybdenum deposit that was discovered through regional geochemical exploration by a joint venture of the United Nations and Ingeominas and Ecominas (Colombian state agencies). Between 1978 and 1983, the joint venture explored the deposit with 31 drill holes totalling 18,321 metres. As a result of the exploration, the joint venture was able to complete an estimate of mineral resources and reserves, in accordance with industry standards at the time. This historical estimate was prepared prior to the implementation of NI 43-101. A total of 5,123 metres in 8 holes were drilled at the Mocoa property in 2008. B2Gold’s exploration program verified the historic mineralization and expanded the area of previous known mineralization to the northeast.

Miraflores

The Miraflores property is located approximately 190 kilometres west-northwest of the Colombian capital of Bogota and approximately 55 kilometres north of Pereira, the regional capital of the Department of Risaralda. Various studies of the Miraflores property and its gold contents have been completed over the last 20 years, including studies by the Colombian government and international exploration companies.

Initial diamond drilling and metallurgical test work completed by AngloGold Colombia and B2Gold has been successful at delineating a low-grade medium-tonnage gold occurrence that may be amenable to bulk tonnage mining and low cost mineral extraction techniques. Structurally controlled high grade zones exist within the bulk tonnage that may present an opportunity for a low tonnage, high grade underground mining operation.

Comparative Market Prices of B2Gold

The B2Gold Common Shares are listed and posted for trading on the TSX under the symbol “BTO”. The following table sets forth, for the periods indicated, the high and low trading prices and the aggregate trading volume of the B2Gold Common Shares on the TSX (and prior to that on the TSX Venture Exchange) for the 12 month period prior to the date hereof.

Toronto Stock Exchange(1)
Month	High	Low	Volume
February 2008	2.52	1.80	2,400,800
March 2008	2.39	1.41	1,151,900
April 2008	1.60	1.25	1,846,500
May 2008	1.52	1.10	3,097,700
June 2008	1.59	1.05	2,674,900
July 2008	1.07	0.60	6,524,600
August 2008	0.82	0.51	1,886,700
September 2008	0.72	0.50	5,578,600
October 2008	0.55	0.30	5,001,100
November 2008	0.45	0.34	2,317,200
December 2008	0.55	0.37	4,712,900
January 2009	0.87	0.45	5,257,300
February 2009 (to February 18, 2009)	0.89	0.70	3,166,600

_______________

Note:

(1) The B2Gold Common Shares commenced trading on the TSX on October 23, 2008. Prior to that date, the B2Gold Common Shares traded on the TSX Venture Exchange.

The closing price of the B2Gold Common Shares on the TSX on January 26, 2009, the last trading day before the public announcement of B2Gold’s binding offer relating to the Arrangement, was $0.51.

The closing price of the B2Gold Common Shares on the TSX on February 18, 2009 was $0.89.

Prior Sales

In the 12 months prior to the date of this Proxy Circular, B2Gold has issued the following B2Gold Common Shares:

Date of Issue	Price per Common Share ($)	Number of B2Gold Common Shares Issued
May 15, 2008	2.50	25,000,000
July 16, 2008	1.10	5,505,818

Consolidated Capitalization Of B2Gold

The following table sets forth the consolidated capitalization of B2Gold as at September 30, 2008 and as at September 30, 2008 after giving effect to the Transaction. The table should be read in conjunction with B2Gold’s consolidated financial statements for the interim period ended September 30, 2008 (including the notes thereto).

	September 30, 2008 (Unaudited)	As at September 30, 2008 after giving effect to the Transaction (Unaudited)

Common Shares(1) (authorized: unlimited)	162,783,318	243,422,023
Preferred shares (authorized: unlimited)	Nil	Nil
Warrants	23,400,000	4,461,649
Options	5,450,000	13,619,475
Agent’s options	Nil	1,650,910
Total Capitalization(2)	191,633,318	298,503,147
_________________

Notes:

(1)   In addition, B2Gold has reserved for issuance an additional 2,722,500 B2Gold Common Shares that will be issued to a subsidiary of Kinross upon completion of the acquisition of B2Gold’s interest in the East and West Kupol licenses.

(2)   The total capitalization in the table above represents the fully diluted share capital of B2Gold at September 30, 2008.

Description Of Capital Structure

B2Gold’s authorized share capital consists of an unlimited number of B2Gold Common Shares and an unlimited number of preferred shares. As at the date of this Proxy Circular, 162,783,318 B2Gold Common Shares and no preferred shares are issued and outstanding.

B2Gold Common Shares

Registered holders of B2Gold Common Shares are entitled to receive notice of and attend all meetings of shareholders of B2Gold, and are entitled to one vote for each B2Gold Common Share held. In addition, holders of B2Gold Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of B2Gold, are entitled to receive on a pro rata basis the net assets of B2Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the B2Gold Common Shares.

Preferred Shares

B2Gold may issue at any time, and from time to time, in one or more series, preferred shares without par value. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of B2Gold to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of B2Gold. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the B2Gold Common Shares, and over any other shares of B2Gold ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of B2Gold, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of B2Gold over the B2Gold Common Shares and over any other shares of B2Gold ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Share Purchase Warrants

As at the date of this Proxy Circular, the following warrants to purchase B2Gold Common Shares were outstanding:

Number	Exercise Price	Expiry Date
2,000,000	$2.50	December 6, 2010
11,000,000	$3.34	May 15, 2011
10,400,000	$4.25	May 15, 2011

Stock Options

The board of directors of B2Gold has adopted a stock option plan (the “B2Gold Stock Option Plan”) for the benefit of officers, directors, employees and consultants of B2Gold and any associated, affiliated, controlled or subsidiary company. The purpose of the B2Gold Stock Option Plan is to provide eligible persons with an opportunity to purchase B2Gold Common Shares and to benefit from the appreciation in the value of such B2Gold Common Shares. The B2Gold Stock Option Plan will increase B2Gold’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of share options, to benefit from the growth of B2Gold.

The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which B2Gold Common Shares may be purchased, subject to the terms and conditions set forth in the B2Gold Stock Option Plan.

As at the date of this Proxy Circular, the following options were outstanding under the B2Gold Stock Option Plan, each exercisable to purchase one B2Gold Common Share:

Number	Exercise Price	Expiry Date
4,790,000	$2.40	December 6, 2012
40,000	$2.40	January 7, 2013
240,000	$2.40	February 14, 2013
205,000	$2.40	February 27, 2013

B2Gold Corp. Incentive Plan

On June 29, 2007, B2Gold established an incentive plan for the benefit of directors, officers, employees and service providers of B2Gold and issued to the trustees of the incentive plan, Messrs. Johnson, Corra, Richer and Garagan, options to acquire 4,955,000 B2Gold Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 B2Gold Common Shares were issued to the trustees of the Incentive Plan at a price of $0.02 for gross proceeds of $99,100. Such B2Gold Common Shares are currently held in trust by the trustees for future beneficiaries under the incentive plan.

Dividend Policy

B2Gold has not declared any dividends or distributions on its securities since its incorporation. B2Gold intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends or distributions in the foreseeable future. The board of directors of B2Gold may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the capital requirements of B2Gold, results of operations and such other factors as the board considers relevant.

Interest of Experts

The following persons prepared or contributed to a report under NI 43-101, referenced in the B2Gold AIF and other documents filed by B2Gold and incorporated by reference herein.

John Gorham, P. Geol, a principal of Dahrouge Geological Consulting Ltd., is the author responsible for the technical report dated June 12, 2008 entitled “Updated Report on the Gramalote Property”.

John Gorham, P. Geol and Jody Dahrouge, P. Geol, principals of Dahrouge Geological Consulting Ltd., are the authors responsible for the technical report dated October 22, 2007 entitled “Summary Report on the Quebradona Property”.

John Gorham, P. Geol, a principal of Dahrouge Geological Consulting Ltd., is the author responsible for the technical report dated October 22, 2007 entitled “Summary Report on the Miraflores Property”.

William J. Crowl, R.G., a principal of Gustavson Associates, LLC, is the author responsible for the technical report dated November 21, 2007 (originally filed October 22, 2007) entitled “Technical Report on the Kupol East and Kupol West Licences Chukotka Autonomous Okrug, Russia”.

Reinhard von Guttenberg, of Strathcona Mineral Services Limited, is the author responsible for the technical report dated June 18, 2007 entitled “Technical Report Mocoa Copper-Molybdenum Project, Putumayo Department Colombia”.

Susan N. Meister is the author responsible for the resource estimate on the Gramalote property announced on January 26, 2009, which was the subject of a material change report filed by B2Gold on January 27, 2009, which has been incorporated by reference into this Proxy Circular.

Tom Garagan, a Certified Professional Geologist, who is a “Qualified Person” as defined in National Instrument 43-101, has prepared, supervised the preparation of or reviewed, certain parts of the B2Gold AIF that are of a scientific or technical nature.

Neither John Gorham, P.Geol, Judy Dahrouge, P.Geol., William J. Crowl, R.G., Reinhard von Guttenberg, P.Geol. nor Susan N. Meister nor any partner, associate or affiliate thereof as applicable, has received a direct or indirect interest in any B2Gold property or any of B2Gold’s associates or affiliates.

To the knowledge of B2Gold, none of the abovementioned experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding B2Gold Common Shares as at the date of the statement, report or valuation in question.

In addition, PricewaterhouseCoopers LLP, Chartered Accountants, provided the auditors’ report on the annual consolidated financial statements of B2Gold. PricewaterhouseCoopers LLP report that they are independent of B2Gold in accordance with the Rules of Professional Conduct in British Columbia, Canada.

COMBINED COMPANY AFTER THE ARRANGEMENT

As part of the Arrangement, Central Sun will amalgamate with B2Gold Subco, a wholly-owned newly incorporated subsidiary of B2Gold, and Amalgamated Central Sun will be a wholly-owned subsidiary of B2Gold. With the acquisition of Central Sun, B2Gold will have initial production of approximately 45,000 ounces of gold per year at the Limon Mine and a planned production of approximately 130,000 ounces of gold per year following completion of the Orosi Mill Project.

B2Gold will also hold, or have interests in, a strong portfolio of development and exploration properties in Nicaragua, Colombia, Panama and Russia. With these assets and a strong management team with extensive mine exploration, development, financing and operating experience, B2Gold intends to capitalize on its strategic position and management experience to leverage continued consolidation in the gold industry.

The business and operations of Amalgamated Central Sun will be managed and operated as a subsidiary of B2Gold. B2Gold expects that the business operations of Amalgamated Central Sun and B2Gold will be consolidated and the principal executive office of Amalgamated Central Sun will be located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

Post-Arrangement Shareholdings and Principal Shareholders

Assuming that no Dissent Rights are exercised, pursuant to the Arrangement B2Gold will issue a total of 80,638,705 B2Gold Common Shares. Assuming that B2Gold issues no additional B2Gold Common Shares after February 19, 2009, upon completion of the Arrangement there will be a total of 243,422,023 B2Gold Common Shares outstanding. Former Shareholders of Central Sun will hold approximately 33% of the outstanding B2Gold Common Shares following the completion of the Arrangement.

To the knowledge of the directors and senior officers of B2Gold, and based upon B2Gold’s review of the records maintained by Computershare, electronic filings with SEDAR and insider reports filed with the System for Electronic Disclosure by Insiders as at February 19, 2009, no person or company beneficially owns, controls or directs, directly or indirectly, B2Gold Common Shares carrying more than 10% of the voting rights attached to all outstanding B2Gold Common Shares, except for AngloGold, which holds approximately 15.4% of the outstanding B2Gold Common Shares and, assuming that 243,422,023 B2Gold Common Shares are outstanding immediately following the Arrangement, will hold approximately 10.3% of the B2Gold Common Shares at that time.

Organization Chart

The following chart shows the corporate relationship between Central Sun and B2Gold following the completion of the Arrangement.

B2GOLD CORP.
100%
100%
Andean Avasca Resources Inc. (British Columbia)
100%
Colombian Ventures Ltd. (Bermuda)
51% (3)
AngloGold Ashanti Northern Colombia Holdings Limited (BVI)
50%
50%
AngloGold Ashanti Quebradona Investments One Limited (BVI)
AngloGold Ashanti Quebradona Investments Two Limited (BVI)
49.97%
49.97%
Minera Quebradona Ashanti (Colombia)
100%
B2Gold Colombia Ltd. (Bermuda)
B2Gold Colombia Ltd. (4) (Colombian Branch)
100%
Miraflores Holdings Ltd. (BVI)
Miraflores Holdings Ltd. (Colombian Branch) (4)
100%
Mocoa Ventures Ltd (BVI)
Mocoa Ventures Ltd. (Colombian Branch) (4)
100%
Graminvest Ventures Limited (BVI)
51%
Gramalote Limited (BVI)
Gramalote (Colombia) Limited (Colombian Branch) (4)
100%
BKWE Ventures Limited (BVI) (BVI)
99%
B2Gold Ventures Limited (Cyprus)
37.5%
Gazlink Holding Limited (2) (Cyprus)
100%
Kupol Opco (Russia)
100% (1)
Central Sun Mining Inc. (Ontario)
Black Hawk Mining Inc. (Quebec)
Triton Mining Corporation (Ontario)
Banco Meridiano Inc. (Antigua)
1069024 Ontario Limited (Ontario)
10%
90%
Triton Mining (U.S.A.) LLC (Wyoming)
47.5%
47.5%
Triton Minera S.A. (Nicaragua)
40%
Inversiones La India S.A. (Nicaragua)
Limon Mine
Central Sun Mining Holdings Inc. (Cayman Islands)
Central Sun Mining Enterprises Ltd. (Cayman Islands)
Metales Procesados MRW S.A. (Costa Rica)
Compania Rio Minerales S.A. (Costa Rica)
Bellavista Mine (Costa Rica)
Central Sun Mining Investments Corp. (Cayman Islands)
RNC Panama Limited (Belize)
60%
Minera Cerro Quema, S.A. (Panamá)
Cerro Quema Project
Central American Mine Holdings Limited (Belize)
Desarrollo Minero de Nicaragua, S.A. (Nicaragua)
Orosi Mine
Minera Glencairn S.A. (Nicaragua)
Mestiza Project

__________________

Notes:

(1)	All ownership of Central Sun Subsidiaries is 100% unless indicated.
(2)

Under the terms of the Purchase Agreement (defined above), B2Gold has the right to acquire a 37.5% joint venture interest in the joint venture company that will hold 100% of the shares of a Russian company that will hold the East and West Kupol licenses. See “Information Concerning B2Gold”.

(3)

B2Gold is currently entitled to a 51% interest in AngloGold Ashanti Northern Colombia Holdings Limited, which indirectly owns the Quebradona property. However, under the Colombia JV Agreement, AngloGold is entitled to maintain a 49% interest or to increase its interest to 51% or 65%, in which case B2Gold’s interest would be reduced accordingly. See “Information Concerning B2Gold”.

(4)	Colombian branches are not separate legal entities.

Post-Arrangement Shareholdings and Principal Shareholders

Immediately after completion of the Arrangement, assuming that no Shareholders exercise Dissent Rights, Shareholders will own approximately 33% of the B2Gold Common Shares and Amalgamated Central Sun will be a wholly owned subsidiary of B2Gold.

Directors and Officers of the Combined Company

As at the date of this Circular, the Board of Directors of B2Gold is as follows:

Name and Municipality of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since
Clive Johnson(3) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of B2Gold; formerly the Chairman, President and Chief Executive Officer of Bema	December 17, 2006
Robert Cross(1)(2) (3) British Columbia, Canada	Chairman and Director

Founder and Non-Executive Chairman of Bankers Petroleum Ltd. and until October 2007 was Non-Executive Chairman of Northern Orion Resources Inc.; between 1996 and 1998 he was Chairman and CEO of Yorkton Securities Inc.

October 22, 2007
Robert Gayton(1)(2) British Columbia, Canada	Director	Consultant to various public companies since 1987. Vice President of Finance with Western Silver Corporation from 1995 to 2004	October 22, 2007
John Ivany(3) Alberta, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	November 20, 2007
Jerry Korpan London, England	Director	Executive Director of Emergis Capital S.A., based in Antwerp, Belgium; prior thereto Managing Director of Yorkton Securities in London, England	November 20, 2007
Barry Rayment(1)(2) California, USA	Director	President of Mining Assets Corporation	October 22, 2007

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

The Arrangement Agreement provides that at the Effective Time, B2Gold will cause its board of directors to consist of five nominees of B2Gold and two nominees of Central Sun.

Shareholdings of Directors

As at the date of this Circular, the directors of B2Gold, as a group, beneficially own, or control or direct, directly or indirectly, 18,022,950 B2Gold Common Shares, representing approximately 11% of the issued and outstanding B2Gold Common Shares.

Biographical Information

The following is a brief description of each of the directors of the B2Gold (including details with regard to their principal occupations for the last five years).

Clive Johnson — President, Chief Executive Officer and Director

Clive Johnson was involved with Bema and its predecessor companies from 1977. When Bema was created by the amalgamation of three Bema group companies in 1988, Mr. Johnson was appointed the President and Chief Executive Officer. Mr. Johnson was instrumental in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson oversees the long-term strategy and development as well as the day-to-day activities of the B2Gold.

Robert Cross

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He has served as a director of numerous public and private companies. Mr. Cross was formerly the Non-Executive Chairman of Northern Orion Resources Inc., and founder and Non-Executive Chairman of Bankers Petroleum Ltd. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. He has an Engineering Degree from the University of Waterloo, and received his MBA from Harvard Business School in 1987.

Robert Gayton

Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006 and a director of Bema from 2003 to 2007. Mr. Gayton was Vice President of Finance of Doublestar Resources from 1996 to 2006 and a director from 2000 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to its takeover in 2007. Each of these companies was subsequently acquired by way of takeover. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Intrinsyc Software International, Inc., Canadian Zinc Corporation, Palo Duro Energy Inc., Quarterra Resources Inc. and Western Copper Corporation.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp. and Breakwater Resources Ltd.

Jerry Korpan

Jerry Korpan has been an investment banker in London, England since 1985. He is currently Executive Director of Emergis Capital S.A., a property development company based in Antwerp, Belgium. Prior to forming Emergis Capital S.A., he was Managing Director of Yorkton Securities in London, England. He was a director of Bema from 2002 to 2007.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. Dr. Rayment is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. He is currently President of Mining Assets Corporation, a private company providing consulting services to the mining industry, based in Laguna Beach, California. Dr. Rayment is currently a director of Delta Mining & Exploration Corp. and a director of Golden Predator Mines Inc.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

no director or executive officer of B2Gold is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	no director or executive officer of B2Gold, or a shareholder holding a sufficient number of securities of B2Gold to affect materially control of B2Gold:
(i)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robert Gayton, a director of B2Gold, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a director of B2Gold, was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of B2Gold, has been furnished by the respective directors and officers of B2Gold.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, no director or executive officer of B2Gold, or a shareholder holding a sufficient number of securities of B2Gold to affect materially the control of B2Gold, has been subject to:

(A)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(B)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision regarding B2Gold.

John Ivany, a director of B2Gold, was the subject of enforcement proceedings by the Alberta Securities Commission in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of $20,000.

The foregoing information, not being within the knowledge of B2Gold, has been furnished by the respective directors and officers of B2Gold.

Auditors

The auditors of B2Gold following the Effective Date will continue to be PricewaterhouseCoopers LLP.

Transfer Agent and Registrar

The transfer agent and registrar for B2Gold following the Effective Date will continue to be Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Stock Exchange Listings

Following the Effective Date, B2Gold intends to delist the Common Shares from the TSX and NYSE Alternext and cause Central Sun to cease to be a reporting issuer under the laws of each Province in which it is a reporting issuer. In addition, B2Gold intends to make all necessary filings so that Central Sun will cease to be subject to reporting under the U.S. Exchange Act on or shortly following the Effective Date of the Arrangement and B2Gold does not anticipate it will have to continue as a successor to Central Sun’s reporting obligations. The B2Gold Common Shares will continue to be listed on the TSX.

Risk Factors of B2Gold Following the Arrangement

For a discussion of risk factors applicable to B2Gold following the Arrangement, see “Risk Factors”.

PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information for B2Gold is based on the assumptions described in the respective notes to the B2Gold unaudited pro forma condensed consolidated financial statements as at September 30, 2008, included at Appendix “F” in this Proxy Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on September 30, 2008. The unaudited pro forma consolidated statements of operations have been prepared based on the assumption that, among other things, the Arrangement had occurred on January 1, 2007. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of B2Gold’s or Central Sun’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project B2Gold’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Proxy Circular, the unaudited pro forma consolidated financial statements contained in this Proxy Circular and the audited and unaudited consolidated financial statements of Central Sun and B2Gold incorporated by reference in this Proxy Circular.

All amounts below are in thousands, except for per share amount.

Statement of operations		Nine months ended September 30, 2008 (unaudited)

Sales	US	$29,899
Income from mining operations	US	$6,755
Net loss	US	$(15,154)
Loss per share – basic and diluted	US	$(0.07)

Balance Sheet		As at September 30, 2008 (unaudited)

Cash and cash equivalents	US	$56,364
Resource property interests	US	$87,690
Property, plant and equipment	US	$36,695
Gramalote investment	US	$45,383
Working capital	US	$52,345
Total Assets	US	$252,279
Total Liabilities	US	$48,103
Net Assets	US	$204,176

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Proxy Circular from documents filed with securities commissions or similar authorities in Canada.

The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Proxy Circular:

(a)	the Annual Information Form of Central Sun dated March 31, 2008 for the year ended December 31, 2007 (the “Central Sun AIF”);
(b)	the audited consolidated financial statements of Central Sun for the year ended December 31, 2007 together with the Auditors’ report thereon and the notes thereto;
(c)	the unaudited interim consolidated financial statements of Central Sun for the period ended September 30, 2008 along with the notes thereto;
(d)	the management’s discussion and analysis of results of operations and financial condition and results of operations of Central Sun for the interim period ended September 30, 2008;
(e)	the management information circular of Central Sun dated April 25, 2008 distributed in connection with the annual and special general meeting of shareholders held on May 29, 2008;

(f)	the material change report of Central Sun dated October 27, 2008, regarding not being able to proceed with a previously announced debt financing and the suspension of the Orosi Mine expansion project;
(g)	the material change report of Central Sun dated December 30, 2008, related to the arrangement with Linear Gold Corp.;
(h)	the material change report of Central Sun dated January 27, 2009 related to the signing of the Arrangement;
(i)	the material change report of Central Sun dated January 30, 2009 with respect to receipt of a binding offer by B2Gold;
(j)	the material change report of Central Sun dated February 2, 2009 with respect to the binding letter agreement entered into with B2Gold;
(k)	the material change report of Central Sun dated February 16, 2009 with respect to the entering into the Arrangement Agreement; and
(l)	the Arrangement Agreement among Central Sun and B2Gold, dated February 6, 2009.

The following documents listed below and filed by B2Gold with the Canadian Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Annual Information Form of B2Gold dated August 8, 2008 for the year ended December 31, 2007 (the “B2Gold AIF”);
(b)	audited consolidated financial statements of B2Gold for the period from November 30, 2006 to December 31, 2007, together with the Auditors’ report thereon and the notes thereto;
(c)	management’s discussion and analysis of the financial condition and results of operations of B2Gold for the period from November 30, 2006 to December 31, 2007;
(d)

unaudited interim consolidated financial statements of B2Gold for the period ended September 30, 2008, (excluding the Notice of No Auditor Review of Interim Financial Statements appearing on the second face page thereof) along with the notes thereto;

(e)	management’s discussion and analysis of the financial condition and results of operations of B2Gold for the interim period ended September 30, 2008;
(f)	management information circular of B2Gold dated April 22, 2008 distributed in connection with the annual meeting of shareholders held on June 19, 2008;
(g)	material change report of B2Gold dated February 14, 2008, related to the memorandum agreement with AngloGold;
(h)	material change report of B2Gold dated January 27, 2009, related to the inferred gold resources for the Gramalote property;
(i)	the material change report of B2Gold dated February 10, 2009 with respect to the binding letter agreement and the Arrangement Agreement entered into with Central Sun; and
(j)	the Arrangement Agreement among Central Sun and B2Gold, dated February 6, 2009.

Copies of the Central Sun documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Central Sun at 6 Adelaide Street East, Suite 500, Toronto, Ontario, Canada, M5C 2H6 (Telephone: (416) 860-0919). Copies of the B2Gold documents incorporated by reference in this Proxy Circular may be obtained upon request without charge from the Vice President, Investor Relations at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 (Telephone: (604) 681-8371). These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. For the purposes of the Province of Québec, this Proxy Circular contains information to be completed by consulting the permanent information records for each of Central Sun and B2Gold. A copy of the Central Sun permanent information record may be obtained without charge from the Chief Financial Officer of Central Sun and a copy of the B2Gold permanent information record from the Vice President, Investor Relations of B2Gold, in each case, at the above mentioned addresses and telephone numbers.

Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Central Sun and B2Gold with the Canadian securities authorities after the date of this Proxy Circular and before the Meeting are deemed to be incorporated by reference into this Proxy Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Circular to the extent that a statement contained in this Proxy Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Proxy Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

AVAILABLE INFORMATION

Central Sun and B2Gold, respectively, file reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Shareholders may contact Central Sun at its head office, at the following address, to request copies of Central Sun’s financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2007: 6 Adelaide Street East, Suite 500, Toronto, Ontario, Canada, M5C 2H6 (Telephone: (416) 860-0919). Financial information of Central Sun is provided in the comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2007. Shareholders may contact B2Gold at its head office, at the following address, to request copies of B2Gold’s financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2007: Vice President, Investor Relations at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 (Telephone: (604) 681-8371).

LEGAL MATTERS

Certain legal matters relating to the Arrangement and to the B2Gold Common Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Central Sun by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Common Shares.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Proxy Circular have been approved by the Board.

DATED this 19th day of February, 2009

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the Management Proxy Circular (the “Circular”) of Central Sun Mining Inc. (the “Company”) dated February 19, 2009 relating to the special meeting of shareholders of the Company regarding the Arrangement involving the Company and B2Gold Corp. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007and 2006 and the consolidated statements of operations,comprehensive loss, deficit, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2007. Our report is dated March 24, 2008.

Signed “PricewaterhouseCoopers  LLP”

Chartered Accountants

Toronto, Canada

February 19, 2009

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the Management Proxy Circular (the “Circular”) of Central Sun Mining Inc. dated February 19, 2009 relating to the special meeting of shareholders of Central Sun Mining Inc. regarding the Arrangement involving Central Sun Mining Inc. and B2Gold Corp. (the “B2Gold”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of B2Gold with respect to the consolidated balance sheet of B2Gold as at December 31, 2007 and the consolidated statements of loss and comprehensive loss and cash flows for the period from November 30, 2006 to December 31, 2007. Our report to the shareholders of B2Gold is dated April 25, 2008.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

February 19, 2009

CONSENT OF LEGAL COUNSEL

We hereby consent to the reference to our opinion and our name contained under “Certain Canadian Federal Income Tax Considerations” in the notice of meeting and management information circular (the “Proxy Circular”) of Central Sun Mining Inc. (the “Company”) dated February 19, 2009, related to a special meeting of shareholders of the Company to approve the arrangement involving the Company, B2Gold Corp. and to the inclusion of the foregoing opinion in the Proxy Circular.

Signed “Cassels Brock & Blackwell LLP”

Cassels Brock & Blackwell LLP

Toronto, Canada

February 19, 2009

APPENDIX “A”

Arrangement Resolution

SPECIAL RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Central Sun Mining Inc. (“Central Sun”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Central Sun dated February 19, 2009, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Central Sun and implementing the Arrangement, the full text of which is set out in Appendix “B” to the Proxy Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Central Sun and B2Gold Corp. dated February 6, 2009, the actions of the directors of Central Sun in approving the Arrangement and the actions of the officers of Central Sun in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Central Sun or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Central Sun are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Central Sun;

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;
5.

Any officer or director of Central Sun is hereby authorized and directed for and on behalf of Central Sun to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement; and

6.

Any officer or director of Central Sun is hereby authorized and directed for and on behalf of Central Sun to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX “B”

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF

THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Affiliate” has the meaning ascribed to such term under the CBCA;
(b)	“Amalgamated CSM” means the corporation created under the CBCA pursuant to the amalgamation of CSM and B2Gold Subco pursuant to this Plan of Arrangement;
(c)

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment, modification or supplement hereto made from time to time in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(d)	“Arrangement Agreement” means the arrangement agreement made as of February 6, 2009 between B2Gold and CSM;
(e)

“Articles of Arrangement” means the articles of CSM in respect of the Arrangement, to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to CSM and B2Gold, each acting reasonably;

(f)	“B2Gold” means B2Gold Corp., a company existing under the laws of British Columbia;
(g)	“B2Gold Subco” means 4485394 Canada Inc., a corporation existing under the CBCA all of the outstanding shares of which are held by B2Gold;
(h)	“B2Gold Common Shares” means common shares in the capital of B2Gold;
(i)	“B2Gold Replacement Options” has the meaning ascribed in Section 2.1(b)(v);
(j)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto;
(k)	“CBCA” means the Canada Business Corporations Act, as amended, and the regulations thereunder;
(l)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
(m)	“Court” means the Ontario Superior Court of Justice (Commercial List);
(n)	“CSM” means Central Sun Mining Inc., a corporation existing under the CBCA;
(o)	“CSM Common Shares” means the common shares in the capital of CSM;

(p)	“CSM Meeting” means the special meeting, including any adjournments or postponements thereof, of the CSM Shareholders held to consider and approve, among other things, the CSM Resolution;
(q)	“CSM Options” means options issued pursuant to the CSM Stock Option Plans which are outstanding immediately prior to the Effective Date;
(r)	“CSM Resolution” means the special resolution of CSM Shareholders to approve the Arrangement and the Arrangement Agreement;
(s)	“CSM Shareholders” means the holders of CSM Common Shares;
(t)

“CSM Stock Option Plans” means collectively the CSM stock option plan effective October 30, 2007, the Glencairn stock option plan effective June 8, 2004 and the Black Hawk stock option plan amended and restated effective April 17, 2001, and as such plans have been subsequently amended from time to time;

(u)	“CSM Warrants” means the share purchase warrants of CSM that are outstanding as at the Effective Time, if any;
(v)	“CSM Warrantholders” means the holders of CSM Warrants;
(w)	“Depositary” means Equity Transfer & Trust Company. at its principal offices in in Toronto;
(x)	“Director” means the Director appointed pursuant to section 260 of the CBCA;
(y)

“Dissent Procedures” means the procedures set forth in section 190 of the CBCA required to be taken by a registered holder of CSM Common Shares to exercise the right of dissent in respect of such CSM Common Shares in connection with the Arrangement, as modified by Article 3 hereof, the Interim Order and the Final Order;

(z)

“Dissenting Holder” means a registered holder of CSM Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their CSM Common Shares;

(aa)	“Effective Date” means the date as shown on the Certificate of Arrangement giving effect to the Arrangement;
(bb)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;
(cc)

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time, pursuant to the CBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(dd)	“Former CSM Shareholders” means the holders of CSM Common Shares immediately prior to the Effective Time, excluding B2Gold and any Dissenting Holders;
(ee)

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(ff)	“Interim Order” means the interim order of the Court, providing advice and directions in connection with the CSM Meeting and the Arrangement, as such order may be amended;
(gg)	“Meeting Date” means the date of the CSM Meeting;

(hh)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement, Section 5.1 hereof or in accordance with any order of the Court;

(ii)	“Proxy Circular” means the management information circular of CSM prepared for the CSM Meeting;
(jj)	“Share Exchange Ratio” has the meaning ascribed thereto in subsection 2.1(b)(i);
(kk)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.7 Time of Essence

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2

ARRANGEMENT

Section 2.1 Arrangement

At the Effective Time, the following shall simultaneouslyoccur and be deemed to simultaneouslyoccur without any further act or formality:

(a)	CSM and B2Gold Subco shall be amalgamated and continue as one company under the CBCA and the following provisions shall apply to Amalgamated CSM:
i.	the name of Amalgamated CSM shall be “Central Sun Mining Inc.” and the registered office of Amalgamated CSM shall be located at 1600 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2;
ii.	the authorized capital of Amalgamated CSM shall be an unlimited number of common shares;
iii.	there shall be no restrictions on the business which Amalgamated CSM is authorized to carry on or the powers which Amalgamated CSM may exercise;
iv.

the board of directors of Amalgamated CSM shall, until otherwise changed in accordance with the CBCA, consist of a minimum of one and a maximum of 10 directors. The number of directors of Amalgamated CSM shall initially be three. The first directors of Amalgamated CSM shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Clive Johnson	Vancouver, British Columbia

Roger Richer	Vancouver, British Columbia

Mark Corra	Burnaby, British Columbia

and such directors shall hold office until the next annual meeting of shareholders of Amalgamated CSM or until their successors are elected or appointed; and

v.

the by-laws of Amalgamated CSM, until repealed, amended or altered, shall be the by-laws of B2Gold Subco in effect prior to the Effective Time. A copy of the by-laws of Amalgamated CSM will be available for inspection at the registered office of Amalgamated CSM.

(b)	on the amalgamation referred to in Section 2.1(a) above:
i.

each CSM Common Share outstanding immediately prior to the Effective Time (excluding any CSM Common Shares held by a Dissenting Holder, B2Gold or any other subsidiary of B2Gold), shall be and shall be deemed to be transferred to B2Gold and, in exchange therefor, each Former CSM Shareholder shall be entitled to receive 1.28 B2Gold Common Shares (the “Share Exchange Ratio”) for each CSM Common Share held by such Former CSM Shareholder, upon the presentation and surrender on behalf of the holder to the Depositary (acting on behalf of B2Gold) of a certificate representing such CSM Common Shares, subject to Section 2.3 and Article 4 hereof;

ii.

each issued and outstanding CSM Common Share held by B2Gold (including, for greater certainty, those transferred to B2Gold pursuant to Section 2.1 (i) and Section 3.1 and its Affiliates will be exchanged for one common share of Amalgamated CSM;

iii.	each issued and outstanding common share of B2Gold Subco will be exchanged for one common share of Amalgamated CSM;
iv.

each CSM Common Share held by a Dissenting Holder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part to CSM and CSM shall thereupon be obligated to pay the amount thereof determined and payable in accordance with Article 3 hereof and the name of such holder shall be removed from CSM’s central securities register as a holder of CSM Common Shares;

v.

notwithstanding the terms of the CSM Stock Option Plans, or the terms of any agreement evidencing the grant of any CSM Options, at the Effective Time, each outstanding CSM Option shall be exchanged for an option (a “B2Gold Replacement Option”) to acquire (except as described herein, on the same terms and conditions as the CSM Option it replaces) B2Gold Common Shares, such that: (i) on exercise of each B2Gold Replacement Option, each such holder (a “CSM Optionholder”) shall be entitled to acquire a number of B2Gold Common Shares equal to the product of (A) the number of CSM Common Shares subject to the CSM Option held by the CSM Optionholder immediately before the Effective Time, and (B) the Share Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a B2Gold Common Share, then the number of B2Gold Common Shares otherwise issued on exercise of the B2Gold Replacement Option shall be rounded down to the nearest whole number of B2Gold Common Shares; and (ii) the exercise price per B2Gold Common Share of such B2Gold Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of (A) the exercise price per CSM Common Share subject to such CSM Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the B2Gold Replacement Option immediately after the exchange does not exceed the In the Money Amount of the exchanged CSM Option immediately before the Effective Time. The terms of each B2Gold Replacement Option shall be the same as the terms of the CSM Option it is exchanged therefor pursuant to the applicable CSM Stock Option Plan and any agreement evidencing the grant thereof prior to the Effective Time, except as provided above and except that such B2Gold Replacement Option shall be fully vested and it shall expire in accordance with the original term of the CSM Option it replaces (it shall not expire as a result of the Arrangement being a change of control); and

vi.

the stated capital account in the records of Amalgamated CSM for the common shares of Amalgamated CSM shall be equal to the stated capital attributed to the CSM Common Shares (other than any CSM Common Shares held by B2Gold Subco) and the common shares of B2Gold Subco.

Section 2.2 Post-Effective Time Procedures

(a)	At or promptly after the Effective Date, B2Gold will deposit with the Depositary a certificate representing the B2Gold Common Shares required to be issued in accordance with the provisions of Section 2.1. Subject to Section 2.1(b) (i) and (iv), on and after the Effective Time, certificates formerly representing CSM Common Shares (other than CSM Common Shares beneficially owned, directly or indirectly, by B2Gold) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in Section 2.1(b)(i) or (iv) in accordance with the terms of the Arrangement.

(b)

As soon as practicable after the Effective Date, upon a Former CSM Shareholder depositing with the Depositary certificates representing CSM Common Shares accompanied by a duly completed letter of transmittal and such other documents and instruments as the Depositary may reasonably require, B2Gold shall cause the Depositary to deliver, to the holder or otherwise in accordance with the letter of transmittal, the share certificates evidencing the B2Gold Common Shares to which such holder is entitled in accordance with the terms of the Arrangement.

Section 2.3 Fractional Shares

No fractional B2Gold Common Shares will be issued to Former CSM Shareholders. If a Former CSM Shareholder is entitled to receive a fractional B2Gold Common Share, the number of B2Gold Common Shares issuable to such Former CSM Shareholder under the Arrangement will be rounded down to the nearest whole number of B2Gold Common Shares such Former CSM Shareholder is entitled to received under the Arrangement.

Section 2.4 Treatment of CSM Warrants

(a)

After the Effective Date, each whole CSM Warrant outstanding on the Effective Date will entitle the holder thereof to receive upon exercise (on the same terms and conditions as were applicable to such CSM Warrant immediately before the Effective Time) the number (rounded down to the nearest whole number) of B2Gold Common Shares equal to the product of (A) the number of CSM Common Shares subject to such CSM Warrant immediately prior to the Effective Time and (B) the Share Exchange Ratio. No fractional B2Gold Common Shares will be issued to CSM Warrantholders on exercise of CSM Warrants. If a CSM Warrantholder is entitled, on exercise of a CSM Warrant, to receive a fractional B2Gold Common Share, the number of B2Gold Common Shares issuable to such CSM Warrantholder on exercise of a CSM Warrant will be rounded down to the nearest whole number of B2Gold Common Shares.

(b)

From the Effective Time, in accordance with the terms of the CSM Warrants, certificates representing CSM Warrants which were outstanding on the Effective Date will represent rights to purchase B2Gold Common Shares on the basis set forth in Section 2.4(a). B2Gold will not issue new warrant certificates representing such rights.

Section 2.5 Binding Effect

This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on B2Gold, CSM and the CSM Shareholders.

ARTICLE 3

DISSENT PROCEDURES

Section 3.1 Dissent Procedures

Holders of CSM Common Shares may exercise Dissent Procedures with respect to CSM Common Shares in accordance with Section 190 of the CBCA and this Section 3.1 in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the CSM Resolution must be received by CSM from registered holders of CSM Common Shares who wish to dissent by no later than 5:00 p.m. (Toronto time) on or before the day that is two (2) Business Days before the CSM Meeting or any date to which the CSM Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their CSM Common Shares, which fair value shall be the fair value of such shares immediately as of the close of business on the day before the adoption by the holders of the CSM Common Shares of the CSM Resolution, shall be paid an amount equal to such fair value by CSM; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their CSM Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of CSM Common Shares and shall be entitled to receive only the consideration contemplated in subsection 2.1(b)(i) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall B2Gold, CSM or any other person be required to recognize holders of CSM Common Shares who exercise Dissent Procedures as holders of CSM Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of CSM Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of CSM Common Shares, as the case may be, at the Effective Time.

ARTICLE 4

DELIVERY OF B2GOLD COMMON SHARES

Section 4.1 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding CSM Common Shares that were exchanged in accordance with section 2.1 hereof, shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the holder of such CSM Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary shall, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing the B2Gold Common Shares to which such holder is entitled under this Plan of Arrangement. When authorizing such issuance, as a condition precedent to the delivery of such B2Gold Common Shares contemplated in subsection 2.1(a), the holder of CSM Common Shares shall give a bond satisfactory to B2Gold and the Depositary in such amount as B2Gold and the Depositary may direct, or shall otherwise indemnify B2Gold and the Depositary in a manner satisfactory to B2Gold and the Depositary, against any claim that may be made against B2Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of CSM.

Section 4.2 Withholding Rights

B2Gold and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions or amounts otherwise payable to any Former CSM Shareholder such amounts as B2Gold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former CSM Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 4.3 Limitation and Proscription

To the extent that a Former CSM Shareholder shall not have complied with the provisions of section 2.2 or 4.1 on or before the date that is six (6) years after the Effective Date and shall have not delivered to the Depositary, any certificate which prior to the Effective Time represented CSM Common Shares (the “final proscription date”), then the entitlement of such Former CSM Shareholder to receive B2Gold Common Shares contemplated in subsection 2.1(b), under this Plan of Arrangement shall cease as of such final proscription date and such Former CSM Shareholder shall thereafter have no claim or interest of any kind or nature against B2Gold or CSM and shall be deemed to have surrendered to B2Gold all rights and interest in such shares together with all entitlements to dividend distributions and interest thereon.

Section 4.4 Illegality of Delivery of B2Gold Shares

Notwithstanding anything else in this Plan of Arrangement, if it appears to B2Gold that it would be contrary to applicable law to issue B2Gold Shares pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the B2Gold Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the B2Gold Shares by the Depositary on behalf of that person. The B2Gold Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the B2Gold Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the B2Gold Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the B2Gold Shares and any amount withheld in respect of Canadian taxes) in lieu of B2Gold Shares. The payment of the net proceeds will be subject to Section 4.2. None of CSM, B2Gold or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 5

AMENDMENTS AND TERMINATION

Section 5. 1Amendments to Plan of Arrangement

(a)

B2Gold and CSM reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by B2Gold and CSM; (iii) filed with the Court and, if made following the CSM Meeting, approved by the Court; and (iv) communicated to CSM Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by CSM at any time prior to the CSM Meeting provided that B2Gold shall have consented thereto in writing, with or without any other prior notice or communication to the CSM Shareholders and, if so proposed and accepted by the persons voting at the CSM Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the CSM Meeting shall be effective only if: (i) it is consented to in writing by each of B2Gold and CSM; and (ii) if required by the Court, it is consented to by the CSM Shareholders voting in the manner directed by the Court.

Section 5.2 Termination of Plan of Arrangement

At any time up until the time the Final Order is made, B2Gold and CSM may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the CSM Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

APPENDIX “C”

Interim Order

Commercial List Court File No. CV-09-8014-CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE MR.	)	THURSDAY, THE 19TH DAY
)
JUSTICE CAMERON	)	OF FEBRUARY, 2009

CENTRAL SUN MINING INC.

Applicant

IN THE MATTER OF AN APPLICATION UNDER Section 192 of the CANADABUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3) of the RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF a Proposed Plan of Arrangement involving CENTRAL SUN MINING INC. and B2Gold CORP.

INTERIM ORDER

THIS MOTION made by the Applicant, Central Sun Mining Inc. (“CSM”), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44,as amended (the “CBCA”), for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario.

ON READING the Notice of Application, the Notice of Motion and the Affidavit of Denis Arsenault, Chief Financial Officer of CSM, sworn February 18, 2009 (the “SupportingAffidavit”), and the exhibits thereto, and on hearing the submissions of counsel for CSM and counsel for B2Gold Corp. (“B2Gold”) and 4485394 Canada Inc. (“B2Gold Subco”), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,

Definitions

1.                     THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the management proxy circular of CSM (the “Circular”) attached as Exhibit “A” to the Supporting Affidavit.

The Meeting

2.                     THIS COURT ORDERS that CSM shall be permitted to call, hold and conduct the Meeting, at which CSM Shareholders (as defined in paragraph 18 below) will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix A to the draft Circular, to, among other things, authorize, approve and adopt the Arrangement and Plan of Arrangement.

3.                     THIS COURT ORDERS that the record date (the “Record Date”) for the Meeting shall be 5:00 p.m. (Toronto time) on February 17, 2009.

4.                     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of Meeting forming part of the Circular (the “Notice”), the CBCA, the articles and by-laws of CSM (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court. For the purposes of the Meeting, the quorum requirement shall be a minimum of two (2) persons entitled to vote thereat being present, in person or by proxy, at such Meeting and who represent more than 5% of the outstanding shares of CSM.

5.                     THIS COURT ORDERS that the only persons entitled to attend at the Meeting shall be: (a) the CSM Shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of CSM; (c) representatives and advisors of B2Gold and B2Gold Subco; (d) the Director; and (e) other persons who may receive the permission of the Chair of the Meeting.

6.                     THIS COURT ORDERS that at the Meeting, CSM may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting, including without limitation, a motion to reduce CSM’s stated capital account for the CSM shares.

Amendments to the Arrangement and Plan of Arrangement

7.                     THIS COURT ORDERS that CSM is authorized, subject to the terms of the Arrangement Agreement and without additional notice to the CSM Shareholders, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine, and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the CSM Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. If such amendment, revision or supplement is made following the Meeting, it shall be subject to approval by this court at the hearing for the Final Order.

Adjournments and Postponements

8.                     THIS COURT ORDERS that CSM, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of CSM Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as CSM may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments.

Notice of the Meeting

9.                     THIS COURT ORDERS that CSM shall give notice of the Meeting, substantially in the form of the Notice, subject to CSM’s ability to change dates and other relevant information in the final form of Notice.

Solicitation of Proxies

10.                   THIS COURT ORDERS that CSM is authorized to use proxies at the Meeting, substantially in the form accompanying the Circular, subject to CSM’s ability to insert dates and other relevant information in the final form of proxy. CSM, B2Gold and B2Gold Subco are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine, subject to the terms of the Arrangement Agreement.

11.                   THIS COURT ORDERS that any proxy to be used at the Meeting must be received by Equity Transfer & Trust Company (“Equity Transfer”) at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 or by fax at (416) 361-0470, or CSM at CSM’s registered office at 6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 2H6, in any case not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the Meeting. Notwithstanding the foregoing, and subject to the terms of the Arrangement Agreement, CSM may waive, subject to the consent of B2Gold and B2Gold Subco, but has no obligation to do so, the time limits for the deposit of proxies by CSM Shareholders if CSM deems it advisable to do so.

12.                   THIS COURT ORDERS that, unless a CSM Shareholder who has granted a proxy has agreed that it shall be irrevocable, a CSM Shareholder will be entitled to revoke a proxy given at any time prior to the exercise thereof at the Meeting:

(a)

by completing and signing a proxy bearing a later date and depositing it with CSM’s transfer agent, Equity Transfer, so that it is received on or before 5:00 P.M. (Toronto time) not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the date of the Meeting or any date to which the Meeting may be postponed or adjourned;

(b)

by depositing an instrument in writing executed by the CSM Shareholder or by the CSM Shareholder’s attorney authorized in writing at the registered office of CSM at any time up to and including the last Business Day immediately preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of but prior to the commencement of the Meeting or any adjournment thereof; or

(c)	in any other manner permitted by law.

Method of Distribution of Meeting Materials and Court Materials

13.                   THIS COURT ORDERS that CSM is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the form of proxy, the Letter of Transmittal and any other communications or documents determined by CSM to be necessary or desirable (collectively, the “Meeting Materials”), as applicable:

(a)

to (i) registered CSM Shareholders entitled to vote as at the Record Date, (ii) the directors of CSM, (iii) the auditor of CSM, (iv) B2Gold and B2Gold Subco, and (v) the Director, respectively, by pre-paid ordinary mail, by delivery, in person or by courier, not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of CSM as of the Record Date; and

(b)

to Non-Registered CSM Shareholders by CSM complying with its obligations under National Instrument 54-101 of the Canadian Securities Administrators, but in the case of the form of proxy or the Letter of Transmittal, as requested by intermediaries or registered nominees.

14.                    THIS COURT ORDERS that CSM is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular and any other communications or documents determined by CSM to be necessary or desirable (collectively, the “Court Materials”), concurrently with the distribution described in paragraph 13 of this Order, to the holders of CSM Options and CSM Warrants, by pre-paid ordinary mail or by delivery, in person or by courier, or, for those holders of CSM Options that are currently employees, officers or directors of CSM, by email. Distribution to such persons shall be to their addresses (whether electronic or otherwise) as they appear on the books and records of CSM as of the Record Date. In any event, distribution of the Meeting Materials or the Court Materials by regular mail shall be deemed to be effective on the third (3rd) business day after mailing, and distribution thereof by fax, email or courier shall be deemed to be effective on the first business day after distribution in such manner.

15.                   THIS COURT ORDERS that CSM is hereby authorized to make such amendments, revisions or supplements (“Additional Information”) to the Meeting Materials and/or Court Materials as CSM may determine in accordance with the terms of the Arrangement Agreement, and CSM shall distribute such Additional Information by press release, newspaper advertisement, by pre-paid ordinary mail, by delivery, in person or by courier, or by the most reasonably practicable method in the circumstances as CSM may determine.

16.                   THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials, as well as any Additional Information, pursuant to paragraphs 13, 14 and 15 of this Order, shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials, the Court Materials or any Additional Information or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 13, 14 and 15 of this Order or to any other persons.

17.                   THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials, the Court Materials and/or any Additional Information in accordance with paragraphs 13, 14 and 15 of this Order as a result of mistake or of events beyond the control of CSM shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of CSM, then CSM shall use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Voting

18.                   THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution or such other business as may be properly brought before the Meeting shall be the holders of CSM Shares as at the Record Date (the “CSM Shareholders”).

19.                   THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of:

(a)

not less than two-thirds of the votes cast in respect of the Arrangement Resolution by the CSM Shareholders present in person, or represented by proxy, at the Meeting who are entitled to vote in accordance with paragraph 18 above; and

(b)

at least a majority of the votes cast by the Minority Shareholders present in person, or represented by proxy, at the Meeting, being all of the CSM Shareholders present in person or by proxy at the Meeting, other than:

(i)	Stan Bharti;
(ii)	Peter Tagliamonte;
(iii)	any “related parties” (as defined for the purposes of Multilateral Instrument 61-101) of either Mr. Bharti or Mr. Tagliamonte; and
(iv)	any “person” (as also defined for the purposes of Multilateral Instrument 61-101) acting jointly or in concert with either of the foregoing.

Such votes shall be sufficient to authorize and direct CSM to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the CSM Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

20.                   THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each CSM Shareholder is entitled to one vote for each CSM Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

21.                   THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting CSM (other than in respect of the Arrangement Resolution), each CSM Shareholder is entitled to one vote for each CSM Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

Dissent Rights

22.                    THIS COURT ORDERS that eligible registered CSM Shareholders shall be entitled to exercise Dissent Rights with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA (except as varied by this Order and the Plan of Arrangement), provided that notwithstanding subsection 190(5) of the CBCA, any CSM Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution in the form required by section 190 of the CBCA, which written objection to the Arrangement Resolution must be received by CSM no later than 5:00 p.m. (Toronto time) on the Business Day which is two business days before the Meeting or any date to which the Meeting may be postponed or adjourned.

23.                   THIS COURT ORDERS that eligible registered CSM Shareholders who duly exercise such Dissent Rights and who:

(a)

are ultimately determined to be entitled to be paid by CSM the fair value for their CSM Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution is adopted, shall be deemed to have transferred such CSM Shares to CSM for cancellation immediately prior to the Effective Time, and CSM shall fund such payment using its own assets; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their CSM Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder, and shall be entitled to receive only the consideration contemplated in section 2.1(b)(i) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

but in no case shall B2Gold, B2Gold Subco, CSM or any other person be required to recognize any Dissenting Shareholder as a holder of CSM Shares after the Effective Time, and the names of each Dissenting Shareholder shall be deleted from the register of holders of CSM Shares at the Effective Time.

24.                   THIS COURT ORDERS that, for the purposes of the Dissent Rights available to eligible registered CSM Shareholders in connection with the Arrangement:

(a)	the term “court” referred to in section 190 of the CBCA means this Honourable Court; and

(b)	the terms “a corporation” and “the corporation” referred to in section 190 of the CBCA means “CSM”.

Hearing of Application for Approval of the Arrangement

25.                   THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 19 hereof, CSM shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

26.                   THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)	CSM;
(b)	B2Gold and B2Gold Subco;
(c)	the Director; and
(d)	any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

27.                   THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for CSM at the following address: Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Robert B. Cohen, with a copy to counsel for B2Gold and B2Gold Subco at the following address: Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Attention: Eliot Kolers.

28.                   THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 26 shall be entitled to be given notice of the adjourned date.

29.                   THIS COURT ORDERS that any materials to be filed by CSM in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

Precedence

30.                   THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the CSM Shares, the CSM Options, the CSM Warrants or the articles or by-laws of CSM, this Order shall govern.

Extra-Territorial Assistance

31.                   THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any Province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Honourable Court in carrying out the terms of this Order.

Variance

32.                   THIS COURT ORDERS that CSM shall be entitled to seek leave to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

“Mr. Justice Cameron”

IN THE MATTER OF CENTRAL SUN MINING INC.	Commercial List File No CV-09-8014-CL
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at TORONTO
I N T E R I M O R D E R
CASSELS BROCK & BLACKWELL LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2 Robert B. Cohen, LSUC #32187D Tel: (416) 869-5425 Fax: (416) 350-6929 Lawyers for the Applicant

APPENDIX “D”

Notice Of Application For Final Order

Commercial List Court File No. CV-09-8014-CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

BETWEEN:

CENTRAL SUN MINING INC.

Applicant

IN THE MATTER OF AN APPLICATION UNDER Section 192 of the CANADABUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3) of the RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF a Proposed Plan of Arrangement involving CENTRAL SUN MINING INC. and B2GOLD CORP.

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will be made to a judge presiding over the Commercial List on Wednesday, March 25, 2009 at 10:00 a.m. at 330 University Avenue, 8th Floor, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least two days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	February 13, 2009	Issued by	“Registrar”
Local registrar
		Address of court office	330 University Avenue 7th Floor Toronto ON M5G 1R7
TO:	THE DIRECTOR UNDER THE

CANADA BUSINESS CORPORATIONS ACT

Industry Canada

Arrangements and Exemptions Section

365 Laurier Avenue West

Ottawa, Ontario	K1A 0C8

AND TO:	OTHER PERSONS AND ENTITIES HAVING

AN INTEREST IN THE AFFAIRS OF

CENTRAL SUN MINING INC.

AND TO:	STIKEMAN ELLIOTT LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario  M5L 1B9

Eliot Kolers

Tel: 416-869-5637

Fax: 416-947-0866

Lawyers for B2Gold Corp. and

4485394 Canada Inc.

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:
(a)

an Interim Order for advice and directions of this Honourable Court pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to notice, the conduct of a meeting (the “Meeting”) of the common shareholders of Central Sun Mining Inc. (“CSM”) and such other matters pertaining to a proposed arrangement (the “Arrangement”) involving CSM, B2Gold Corp. (“B2Gold”) and 4485394 Canada Inc. (“B2Gold Subco”), as described below;

(b)

a Final Order of the Superior Court of Justice pursuant to section 192 of the CBCA approving the Arrangement if it is adopted and approved by the common shareholders of CSM (the “CSM Shareholders”) at the Meeting; and

(c)	such further and other relief as to this Honourable Court seems just.
2.	THE GROUNDS FOR THE APPLICATION ARE:
(a)	CSM is a corporation existing under the CBCA (with its registered office in Toronto, Ontario) and is engaged in gold mining and exploration in Nicaragua and Central America;
(b)

B2Gold is a Vancouver based mineral and exploration company existing under the laws of British Columbia. It has amassed interests in a portfolio of exploration properties in Columbia and Far East Russia;

(c)	B2Gold Subco is a corporation existing under the CBCA and which was incorporated for the purpose of effecting the Arrangement;
(d)

CSM intends to call and conduct the Meeting to have the CSM Shareholders consider and vote upon, among other things, the Arrangement. The Arrangement contemplates the exchange by the CSM Shareholders of their common shares (individually, a “CSM Common Share”) for 1.28 common shares of B2Gold for each CSM Common Share held, with outstanding CSM options and CSM warrants becoming exercisable for B2Gold Common Shares based upon an exchange ratio and the fulfillment of certain terms and conditions described in the Arrangement;

(e)

the shares to be issued to CSM Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended;

(f)	the Arrangement is a multi-step process, and it is impracticable for CSM to proceed with the proposed transaction other than under section 192 of the CBCA;
(g)

upon the CSM Shareholders also approving a special resolution to reduce CSM’s stated capital account maintained for the CSM Shares, CSM will not be insolvent within the meaning of subsection 192(2) of the CBCA;

(h)

pursuant to an interim order (the “Interim Order”) of this Court to be obtained by CSM, notice of this application will be served on CSM Shareholders at their respective registered addresses as they appear on the books of CSM at the close of business on February 17, 2009, including those CSM Shareholders whose registered addresses are outside the Province of Ontario. Service of these proceedings on persons outside Ontario will be effected pursuant to Rules 17.02(n) and (o) of the Rules of Civil Procedure and the Interim Order;

(i)	Rules 14.05 and 38 of the Rules of Civil Procedure;
(j)	sections 190 and 192 of the CBCA; and
(k)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.                             THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

(a)	the affidavit of Denis Arsenault, Chief Financial Officer of CSM;
(b)	a supplementary affidavit to be filed after the Meeting and detailing the events thereat;
(c)	such further affidavits of deponents on behalf of CSM reporting as to compliance with the Interim Order; and
(d)	such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

February 13, 2009	CASSELS BROCK & BLACKWELL LLP

Barristers & Solicitors

Scotia Plaza, Suite 2100

40 King Street West

Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC# 32187D

Tel:	(416) 869-5425
Fax:	(416) 350-6929

Lawyers for the Applicant

IN THE MATTER OF CENTRAL SUN MINING INC.	Commercial List File No.: CV-09-8014-CL
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at TORONTO
NOTICE OF APPLICATION
CASSELS BROCK & BLACKWELL LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2 Robert B. Cohen LSUC#: 32187D Tel: 416-869-5425 Fax: 416-350-6929 Lawyers for the Applicant

APPENDIX “E”

Section 190 of the Canada Business Corporations Act

190.	(1)

Right of Dissent. Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.
(2)

Further right. A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)	If one class of shares. The right to dissent described in subsection (2) applies even if there is only one class of shares.
(3)

Payment for shares. In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)

No partial dissent. A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

Objection. A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)

Notice of resolution. The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)

Demand for payment. A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.
(8)

Share certificate. A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)	Forfeiture. A dissenting holder who fails to comply with subsection (8) has no right to make a claim under this section.
(10)

Endorsing Certificate. A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the shareholder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting holder.

(11)

Suspension of rights. On sending a notice under subsection (7), a dissenting holder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)

Offer to pay. A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
(13)	Same terms. Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
(14)	Payment. Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
(15)

Corporation may apply to court. Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)

Shareholder application to court. If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)

Venue. An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)	No security for costs. A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
(19)	Parties. On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
(20)

Powers of court. On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)	Appraisers. A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
(22)	Final order. The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
(23)

Interest. A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)

Notice that subsection (26) applies. If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)

Effect where subsection (26) applies. If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their Notice of Dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)	Limitation. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation assets would thereby be less than the aggregate of its liabilities.

APPENDIX “F”

Pro-Forma Financial Information

B2GOLD CORP.

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited)

As at September 30, 2008

(all amounts expressed in thousands of US dollars unless otherwise noted)

	As Reported B2Gold	As Reported Central Sun	Pro Forma Adjustments	Note	Pro Forma B2Gold
Assets
Current
Cash and cash equivalents	$61,456	$2,908	$(8,000)	3(a)	$56,364
Marketable securities	-	368	-		368
Accounts receivable	1,398	12,861	(5,505)	3(b)	6,802
			(1,952)	3(c)
Product inventory	-	1,547	299	3(d)	1,846
Supplies inventory	-	8,776	-		8,776
Prepaids and other	124	-	5,505	3(b)	5,629
	62,978	26,460	(9,653)		79,785
Resource property interests	54,420	-	9,235	3(e)	87,690
			22,083	3(d)
			1,952	3(c)
Property, plant and equipment	-	46,200	(9,235)	3(e)	36,965
Gramalote investment	45,383	-	-		45,383
Restricted cash	-	272	-		272
Future income tax assets	1,476	-	-		1,476
Equipment held for sale	-	3,281	(3,281)	3(d)	-
Other assets	708	-	-		708
	$164,965	$76,213	$11,101		$252,279

Liabilities
Current
Accounts payable and accrued liabilities	$3,161	$15,041	$1,206	3(g)	$21,820
			2,412	3(g)
Notes payable	2,529	7,751	249	3(d)	2,529
			(8,000)	3(a)
Warrant liability	-	350	-		350
Due from related party	102	-	-		102
Current portion of asset retirement obligations	-	2,639	-		2,639
	5,792	25,781	(4,133)		27,440
Future income tax liabilities	9,349	-	5,096	3(d)	14,445
Other long term liability	-	943	-		943
Asset retirement obligations	-	5,275	-		5,275
	15,141	31,999	963		48,103
Shareholders’ Equity
Capital stock	157,602	109,145	(109,145)	3(h)	210,124
			52,522	2
Value assigned to options and warrants	11,425	-	1,830	2	13,255
Warrants	-	14,626	(14,626)	3(h)	-
Agent’s options	-	1,106	(1,106)	3(h)	-
Contributed surplus	-	13,511	(13,511)	3(h)	-
Deficit	(19,203)	(93,058)	95,470	3(h)	(19,203)
			(2,412)	3(g)
Accumulated other comprehensive loss	-	(1,116)	1,116	3(h)	-
	149,824	44,214	10,138		204,176
	$164,965	$76,213	$11,101		$252,279

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the nine months ended September 30, 2008

(all amounts expressed in thousands of US dollars except share and per share amounts)

	As Reported B2Gold	As Reported Central Sun		Pro Forma Adjustments	Note	Pro Forma B2Gold

Sales	$-	$29,899	$			$29,899

Cost of sales	-	20,441		449	3(f)	20,890
Royalties and production taxes	-	1,724				1,724
Depreciation and depletion	-	82				82
Accretion expense	-	448				448
	-	22,695		449		23,144
Income from mining operations before undernoted items:	-	7,204		(449)		6,755

General and administrative	5,107	3,821				8,928
Orosi Mine - Mill Project	-	7,242		(7,242)	3(f)	-
Stock based compensation	3,476	2,826				6,302
Foreign exchange loss	5,366	375				5,741
Care and maintenance	-	3,829				3,829
Exploration	-	3,640		(3,640)	3(f)	-
Loss on derivative instrument	3,046	-				3,046
Write-off of resource property interests	546	-				546
Net insurance recovery	-	(3,191)				(3,191)
Interest income	(2,225)	(580)				(2,805)
Other income	(17)	(179)				(196)
	15,299	17,783		(10,882)		22,200
Loss before income taxes	(15,299)	(10,579)		10,433		(15,445)
Income tax recovery	(291)	-		-		(291)
Net loss for the period	$(15,008)	$(10,579)		$10,433		$(15,154)

Loss per share – basic and diluted	$(0.10)					$(0.07)

Weighted average number of shares outstanding	146,725,458					227,364,163

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the year ended December 31, 2007

(all amounts expressed in thousands of US dollars except share and per share amounts)

	As Reported B2Gold (Note 3(j))	As Reported Central Sun		Pro Forma Adjustments	Note	Pro Forma B2Gold

Sales	$-	$48,190	$			$48,190

Cost of sales	-	36,882		8,105	3(i)	45,727
				740	3(f)
Royalties and production taxes	-	2,205				2,205
Depreciation and depletion	-	8,144		(8,105)	3(i)	39
Accretion expense	-	668				668
Environmental gain	-	(22)				(22)
		47,877		740		48,617
Income from mining operations before undernoted items:	-	313		(740)		(427)

Bellavista Mine writedown	-	55,523				55,523
General and administrative	3,833	5,548				9,381
Care and maintenance	-	3,776				3,776
Orosi Mine - Mill Project	-	2,743		(2,743)	3(f)	-
Write-off of resource property interests	2,312	-				2,312
Stock based compensation	446	1,638				2,084
Exploration	-	2,001		(2,001)	3(f)	-
Legal settlements	-	1,104				1,104
Other	97	129				226
Unrealized loss on derivative instrument	54	-				54
Foreign exchange gain	(1,551)	(100)				(1,651)
Interest income	(537)	(1,180)				(1,717)
Gain on sale of royalties	-	(6,548)				(6,548)
	4,654	64,634		(4,744)		64,544
Loss from continuing operations, before taxes	(4,654)	(64,321)		4,004		(64,971)
Income tax recovery	(458)	-				(458)
Loss from continuing operations, after taxes	(4,196)	(64,321)		4,004		(64,513)
Income from discontinued operations, after taxes	-	3,397		-		3,397
Net loss for the year	$(4,196)	$(60,924)		$4,004		$(61,116)

Loss per share from continuing operation – basic and diluted	$(0.13)					$(0.57)
Income per share from discontinued operations, net of tax – basic and diluted	-					0.03
Loss per share – basic and diluted	$(0.13)					$(0.54)

Weighted average number of shares outstanding	32,384,853					113,023,558

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS

(Unaudited)

September 30, 2008 and December 31, 2007

(all amounts expressed in thousands of US dollars except share and per share amounts)

1.	Basis of Presentation

On January 27, 2009, B2Gold Corp. (“B2Gold” or the “Company”) announced that it has made a binding offer (the “B2Gold Transaction”) to Central Sun Mining Inc. (“Central Sun” or “CSM”) to combine the two companies at the agreed exchange ratio of 1.28 B2Gold shares per Central Sun share. B2Gold has been advised that the Central Sun Board of Directors has unanimously determined that the B2Gold Transaction is superior to the Linear Gold Corp (“Linear Gold”) transaction (the “Linear Transaction”) announced by Central Sun on December 24, 2008. As Linear Gold did not amend its proposal to be at least equivalent to the B2Gold Transaction, on February 2, 2009, B2Gold and Central Sun announced that they have signed a binding agreement to combine the two companies at the same agreed exchange ratio of 1.28 B2Gold shares per Central Sun share as announced on January 27, 2009. The Central Sun Board of Directors has unanimously recommended that Central Sun shareholders vote in favour of the B2Gold Transaction. Further, CSM officers, directors and shareholders who hold approximately 13.5% of the outstanding shares have entered into lock-up agreements with B2Gold, pursuant to which they will vote their shares in favour of the B2Gold Transaction. The definitive agreement was signed on February 9, 2009.

The B2Gold Transaction is subject to, among other things, the receipt of all necessary regulatory and court approvals and obtaining shareholder approval of the B2Gold Transaction at special meeting of the Central Sun shareholders to be held on March 20, 2009. Closing of the B2Gold Transaction is set to occur in late March, 2009,

The unaudited pro forma consolidated balance sheet and consolidated statements of operations of B2Gold have been prepared by management of CSM to give effect to the acquisition of Central Sun. The pro forma consolidated financial statements have been compiled from and include information derived from the following:

•

An unaudited pro forma consolidated balance sheet combining the unaudited balance sheet of B2Gold and Central Sun as at September 30, 2008, giving effect to the B2Gold Transaction as if it occurred on September 30, 2008.

•

An unaudited pro forma consolidated statement of operations combining the audited statements of operations of B2Gold for the period from inception date of November 30, 2006 to December 31, 2007 (see pro forma adjustment note 3(j)) and Central Sun for the year ended December 31, 2007, giving effect to the B2Gold Transaction as if it occurred on January 1, 2007.

•

An unaudited pro forma consolidated statement of operations combining the unaudited statements of operations of B2Gold and Central Sun for the nine months ended September 30, 2008, giving effect to the B2Gold Transaction as if it occurred on January 1, 2008.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the Company’s audited financial statements for the year ended December 31, 2007 and unaudited financial statements for the nine months ended September 30, 2008. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Central Sun as described above.

The Company’s financial statement presentation has been adjusted and certain of its financial statement line items have been consolidated in the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify any accounting policy differences between the Company and Central Sun where the impact was potentially material and could be reasonably estimated. A difference relating to the treatment of exploration costs was identified and consequently a pro forma adjustment was made (note 3(f)). Although no other accounting policy differences were identified, other differences may be identified after consummation and integration of the B2Gold Transaction. It is management’s opinion that these unaudited pro forma consolidated financial statements include adjustments necessary for the fair presentation of the B2Gold Transaction described in note 2 in accordance with Canadian generally accepted accounting principles. Actual amounts recorded upon completion of the acquisition will likely differ from those recorded in the unaudited pro forma consolidated financial statement information.

The unaudited pro forma consolidated financial statements are not intended to reflect results of operations or financial position of the Company which would have actually resulted had the B2Gold Transaction been effected on the dates indicated, or are not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Central Sun are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Central Sun that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of the purchase price which could effect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the acquisition and other changes in Central Sun’s net tangible and intangible assets prior to the completion of the acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented. Certain elements of the B2Gold consolidated financial statements have been reclassified to provide a consistent format.

2.	Acquisition of Central Sun

In consideration for the acquisition of Central Sun, the Company will issue 1.28 shares of B2Gold for each outstanding common share of Central Sun. For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement is based on the average market share price of B2Gold common shares over a 2-day period before and after February 2, 2009 and is estimated at CDN$0.81 (or US$0.65 based on the closing exchange rate of $0.8041 as at February 2, 2009) per each B2Gold share. The transaction will be accounted for as a purchase transaction with B2Gold being identified as the acquirer and CSM as the acquiree.

In addition, all outstanding Central Sun stock options will be exchanged for stock options of the Company which will give the holder the right to acquire shares in the common stock of B2Gold on the same basis as the exchange of Central Sun common shares to B2Gold’s common shares. In addition, under the terms of the warrants and the agent’s options, following completion of the B2Gold Transaction, each warrant and agent’s option will be exercisable for common shares of B2Gold on the same basis as the exchange of Central Sun Common Shares for B2Gold Common Shares. These warrants and options have been included in the purchase consideration at their fair value of approximately $1,830 using the Black-Scholes pricing model.

The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Expected life in years	up to 3 years
Risk free interest rate	3%
Expected volatility	63%
Dividend yield	0%

For the purpose of determining the value of the purchase consideration, the number of outstanding warrants and options has been derived from the latest published financial statement of Central Sun as at September 30, 2008. The value of the purchase consideration for accounting purposes may differ from the amount assumed in the unaudited pro forma consolidated financial statement for changes in the assumptions used in applying the Black-Scholes option pricing model or changes in the number of warrants, share options and agent’s options from September 30, 2008 to the closing date of the B2Gold Transaction.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the fair value of the B2Gold shares issued, based on the deemed issuance of 80,638,705 B2Gold shares at $0.65 per share, 5,783,427 stock options, 1,321,024 agent’s options and 12,389,643 warrants of CSM exchanged for those of B2Gold with a fair value of $622, $91 and $1,117 respectively, plus B2Gold transaction costs of $1,206 equaling a total price of $55,558.

Preliminary purchase price:

80,638,705 common shares of B2Gold issued on acquisition	$52,522
Fair value of stock options to be exchanged for options of B2Gold	622
Fair value of share purchase warrants exercisable for common shares of B2Gold	1,117
Fair value of agent’s options to be exercisable for common shares of B2Gold	91
Transaction costs (estimated)	1,206
$55,558

The net of the amount to assets acquired and liabilities is as follows:

Cash and cash equivalents	$2,908
Marketable securities	368
Accounts receivable and prepaids	10,909
Inventories	10,622
Restricted cash	272
Resource property interest	33,270
Property, plant and equipment	36,965
Accounts payable and accrued liabilities	(17,453)
Loans and warrants payable	(8,350)
Future income tax liabilities	(5,096)
Long-term liabilities	(943)
Asset retirement obligation	(7,914)
$55,558

The fair value of the net assets of Central Sun to be acquired will ultimately be determined after the closing of the B2Gold Transaction. Therefore, it is likely that the fair value of net assets acquired will vary from those shown above and the differences may be material.

3.	Pro Forma Assumptions and Adjustments

a)	Repayment of Central Sun’s outstanding short-term loan facility of $8,000.
b)	Financial statement reclassification of Central Sun’s supplier advances and other prepaids.
c)

Reclassification of receivable from the sale of the Cerra Quema property. As the receivable of $1,952 has not been received from the purchaser on due date of December 31, 2008, Central Sun has retained its 60% interest in the Cerra Quema property. Consequently, the receivable has been reclassified to Resource Property Interests.

d)

Fair value adjustments to equipment held for sale, gold product inventory and the loan payable. The fair value adjustment for mining properties of Central Sun is $22,083 including a future income tax related amount of $5,096.

e)	Financial statement reclassification of certain Central Sun’s property, plant and equipment to Resource Property Interests.
f)

Change in accounting policy to capitalize Central Sun’s exploration and development costs for a property under development. Depreciation of $449 and $740 recognized on exploration costs for the nine months ended September 30, 2008 and for the year ended December 31, 2007, respectively.

g)	Transaction and termination costs have been estimated to be $1,206 and $2,412, respectively.
h)	Elimination of the book value of Central Sun’s shareholders’ equity accounts.
i)	Reclassification of depreciation and depletion expense to Cost of Sales.
j)

The Company reported a statement of operations from the inception date (November 30, 2006) to December 31, 2007. As the Company was inactive from the period November 30, 2006 to December 31, 2006, no adjustment is required to the pro forma statement of operations. B2Gold essentially commenced operations in March of 2007.

4.	Pro Forma share capital

Pro forma share capital as at September 30, 2008 has been determined as follows:

	Number of Shares	Amount

Number of B2Gold common shares issued and outstanding	162,783,318	$157,602
Number of B2Gold common shares to be issued to Central Sun shareholders on acquisition	80,638,705	52,522
Pro forma balance at September 30, 2008	243,422,023	$210,124

5.	Pro Forma loss per share

Pro forma basic loss per share for the nine months ended September 30, 2008 and for the year ended December 31, 2007 has been calculated on actual weighted average number of B2Gold common shares outstanding for the respective periods and the assume number of B2Gold common shares issued to Central Sun shareholders being effective on January 1, 2008 and January 1, 2007, respectively.

	Nine months ended September 30, 2008	Year ended December 31, 2007

Weighted average number of B2Gold common shares outstanding	146,725,458	32,384,853
Assumed number of B2Gold common shares to be issued to Central Sun shareholders	80,638,705	80,638,705
	227,364,163	113,023,558

Pro forma loss from continuing operations	$(15,154)	$(64,513)
Pro forma income from discontinued operations	-	3,397
	$(15,154)	$(61,116)

Pro forma basic and diluted loss per share from continuing operations	$(0.07)	$(0.57)
Pro forma basic and diluted income per share from discontinued operations	-	0.03
Pro forma basic and diluted loss per share	$(0.07)	$(0.54)

APPENDIX “G”

Fairness Opinion

Macquarie Capital Markets Canada Ltd. A Member of the Macquarie Group of Companies
Brookfield Place, P.O. Box 830 181 Bay Street, Suite 3100 Toronto, ON M5J 2T3 CANADA	Telephone (416) 848-3500 Facsimile (416) 848-3699 Internet www.macquarie.com

February 6th, 2009

The Board of Directors of

Central Sun Mining Inc.

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

To the Board of Directors of Central Sun Mining Inc.:

Macquarie Capital Markets Canada Ltd. (“Macquarie”) understands that Central Sun Mining Inc. (“Central Sun”) entered into a letter agreement dated December 24, 2008 with Linear Gold Corp. (“Linear Gold”) relating to a business combination of the two entities by way of a Plan of Arrangement under the Canada Business Corporations Act. Macquarie has been engaged to act as financial advisor to the special committee of the board of directors of Central Sun (the “Special Committee”) in relation to Central Sun ‘s consideration, from time to time, of transactions (“Superior Transaction Proposals”) which may constitute a “Superior Proposal” as defined in Schedule “A” to the letter agreement with Linear Gold. On January 26, 2009 Central Sun advised Macquarie that it received an offer from B2Gold Corp. (“B2Gold”) constituting a Superior Proposal and consisting of a proposed business combination of Central Sun and B2Gold by way of a Plan of Arrangement under the Canada Business Corporations Act (the “Arrangement”).

The Arrangement

Pursuant to the Arrangement, Central Sun common shareholders will receive common shares of B2Gold on the basis of 1.28 of a common share of B2Gold (the “Exchange Ratio”) for each one common share of Central Sun.

Macquarie’s Engagement

Macquarie was formally engaged to act as financial advisor to the Special Committee in respect of Superior Transaction Proposals pursuant to an engagement agreement (the “Engagement Agreement”) dated January 26, 2009 and to provide, at the request of the board of directors of Central Sun (the “Board”), delivery of an opinion (the “Opinion”) to the Board as to the fairness to Central Sun shareholders, from a financial point of view, of the consideration to be paid to Central Sun in any such Superior Transaction Proposal. In consideration for providing its services as financial advisor and providing the Opinion, Macquarie is to be paid a fee which is contingent upon Central Sun receiving a Superior Transaction Proposal or entering into an agreement in respect of a Superior Transaction Proposal and is to be reimbursed for reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel in connection with providing the Opinion. In addition, Macquarie and its affiliates and their respective directors, officers, employees, agents and consultants are to be indemnified by Central Sun under certain circumstances from and against certain losses. Macquarie has not been engaged to prepare, and has not prepared, a valuation or appraisal of Central Sun, B2Gold or Linear Gold or any of their assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which the common shares of Central Sun (before or after the commencement of the Arrangement) may trade at any future date.

The effective date of the Opinion is February 6th, 2009 and is based on the assumption that the Arrangement will be completed no later than April 30th, 2009. We are under no obligation to update this Opinion.

Credentials of Macquarie

The Macquarie Group is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world with approximately $200 billion of total assets under management. Macquarie is a member of the Investment Industry Regulatory Organization of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Macquarie’s advisory services include the areas of mergers, acquisitions, divestments, restructurings, and fairness opinions. The Opinion expressed herein is Macquarie’s and has been approved by senior corporate and financial advisory professionals of Macquarie who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded Canadian issuers and in providing fairness opinions in respect of such transactions.

Independence of Macquarie

None of Macquarie, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)), or a related entity of Central Sun, B2Gold or Linear Gold or any of their respective associates or affiliates. Macquarie has been retained as financial advisor to the Special Committee to provide the Opinion to the Board in respect to the Arrangement and is not acting as an advisor, financial or otherwise, to Central Sun, B2Gold or Linear Gold or any of their respective associates or affiliates in connection with any other transaction. Macquarie (or its predecessor, Orion Securities Inc.) has acted, or agreed to act, as agent or underwriter, to Central Sun, B2Gold and Linear Gold in the past three years. Macquarie may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Central Sun and its associates from time to time.

Macquarie and its affiliates carry on a range of businesses on their own account and for their clients, including providing stockbroking, investment advisory, investment management, proprietary transactions and custodial services. It is possible that the various divisions, business groups and affiliates of Macquarie which provide these services may hold long or short positions in the securities of Central Sun from time to time and may have executed or may execute transactions on behalf of Central Sun, B2Gold or Linear Gold or clients for which it received or may receive compensation. In addition, as an investment dealer, Macquarie conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Central Sun.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	reviewed and analyzed certain publicly available financial statements and other information of Central Sun, B2Gold and Linear Gold;
2.

performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent precedent transactions involving companies and assets we deemed relevant and the consideration paid for such companies;

3.	performed a comparison of the consideration to be paid to the shareholders of Central Sun to the recent trading levels of Central Sun, B2Gold and Linear Gold;
4.	performed a comparison of the relative value of consideration offered by each of B2Gold and Linear Gold on the basis of net asset value of each company’s assets;
5.	reviewed certain internal financial analysis prepared by the management of Central Sun relating to its business;
6.	reviewed the relative abilities of each of B2Gold and Linear Gold to fully fund the Orosi project development plan;
7.	reviewed the draft business combination agreement between Central Sun and B2Gold dated February 3, 2009;
8.	reviewed the letter agreement between Central Sun and Linear Gold dated December 24, 2008;
9.

reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Central Sun, B2Gold and Linear Gold;

10.

performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Central Sun, B2Gold and Linear Gold to the relative pro forma ownership of Central Sun, B2Gold and Linear Gold if the Arrangement is completed; and

11.	reviewed other information, analyses and investigation as Macquarie considered appropriate in the circumstances.

In its assessment, Macquarie looked at several techniques and used a blended approach to determine its opinion on the Arrangement. Macquarie based its fairness Opinion upon a number of quantitative and qualitative factors. In arriving at the fairness Opinion, Macquarie has attributed greater weight to certain analyses and factors that it deemed appropriate based on Macquarie’s experience in rendering such opinions.

Assumptions and Limitations

Macquarie has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair representation of all financial and other information, data, documents, materials, opinions, advice and representations made available to Macquarie, including information relating to Central Sun, B2Gold and Linear Gold, or provided to Macquarie by Central Sun, and its associates or affiliates or their respective agents, advisors, consultants and representatives or otherwise pursuant to our engagement and this Opinion is conditional upon such completeness, accuracy, and fairness. Senior management of Central Sun, have represented to Macquarie, in a certificate delivered as at the date hereof, among other things, that, as of the date hereof, (i) the financial information, business plans, data, forecasts and other information, data, advice, opinions, and representations provided to Macquarie by Central Sun, directly or indirectly, orally or in writing, relating to Central Sun B2Gold and Linear Gold (collectively referred to as the “Information”), as the case may be, is (and to the knowledge of Central Sun in the case of B2Gold and Linear Gold) fairly and reasonably presented and is true and correct in all material respects as it relates to Central Sun and the Arrangement; (ii) financial forecasts, projections, estimates and budgets provided to Macquarie regarding Central Sun and the Arrangement were reasonably prepared using a basis consistent in all material respects with accounting policies; (iii) to the knowledge of Central Sun, that since the date the Information was provided to Macquarie, there has been no material change or material fact, financial or otherwise, relating to the Arrangement, Central Sun, or any change in material fact or any material element of the Information or new material fact, which is of a nature to render any of the Information untrue or misleading in any material adverse respect; and (iv) there has been no material change, financial or otherwise, in the financial condition, assets, liabilities, business, operations or prospects of Central Sun, nor is there a plan or proposal for any such change. Macquarie has not, to the best of its knowledge, been denied access to any information requested.

Macquarie was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Central Sun and B2Gold and Macquarie has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, Macquarie expresses no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived.

The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Central Sun, B2Gold and Linear Gold as they were reflected in the Information and documents reviewed by Macquarie and as they were represented to Macquarie in our discussions with management, officers and directors of Central Sun and B2Gold. In addition, Macquarie considered the financial condition and prospects of Central Sun, B2Gold and Linear Gold as they are reflected in the Information and documents reviewed by Macquarie. In rendering this Opinion, Macquarie has assumed that there are no undisclosed material facts relating to Central Sun, B2Gold or Linear Gold or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although Macquarie reserves the right to change or withdraw its Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of Macquarie by Central Sun is expressly prohibited without the express written consent of Macquarie.

Macquarie believes that the analyses and factors considered in arriving at this Opinion must be considered as a whole and that the Opinion is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Macquarie has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed reasonable and appropriate by Macquarie based on Macquarie’s experience rendering such opinions.

In our analyses and in connection with the preparation of this Opinion, Macquarie made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Macquarie, the assumptions used in preparing this Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, it is the opinion that, as atthe date hereof, the consideration being offered under the Arrangement is fair, from a financial point of view, to Central Sun common shareholders and is superior, from a financial point of view, to the Linear Gold transaction. The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of Macquarie.

Yours very truly,

(signed) “Macquarie Capital Markets Canada Ltd.”

MACQUARIE CAPITAL MARKETS CANADA LTD.

APPENDIX “H”

Comparison Of Shareholder Rights

On Completion of the Arrangement, Shareholders will receive shares of B2Gold, a corporation incorporated under the BCBCA. The BCBCA provides shareholders with substantially the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the CBCA and the BCBCA which management of Central Sun considers to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the share exchange contemplated under the Arrangement which may be of importance to them.

•	Director Residency Requirements. Under the CBCA, at least 25% of a company’s directors must be resident Canadians. The BCBCA does not, however, have any residency requirements for directors.
•

Place of Shareholders’ Meetings. Under the CBCA, a shareholders’ meeting may be held at any place in Canada provided in the by-laws, or in the absence of such by-law, at the place within Canada that the directors determine, or it may be held at a place outside Canada if such place is specified in the articles of the company or all the shareholders entitled to vote at the meeting agree the meeting is to be held at that place. The BCBCA provides that meetings of shareholders may be held at a location outside of British Columbia if such location is provided by the articles; (ii) approved by an ordinary resolution or such other resolution as is required by the articles (provided the articles do not restrict the corporation from approving a location outside of British Columbia); or (iii) approved in writing by the Registrar of Companies (British Columbia) before any such meeting is held.

•

Requisition of Meetings. The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to requisition the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting. The BCBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a general meeting of shareholders to requisition the directors to call and hold a general meeting within four months of receiving the requisition. If the directors do not call a general meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold not less than 2.5% of the issued shares that carry the right to vote may call a general meeting.

•

Solicitation of Proxies. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident’s proxy circular if (i) proxies are solicited from 15 or fewer shareholders, or (ii) if the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular. Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholder concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder. Under the BCBCA, proxies may be solicited by persons other than management if the person making the

H-1

solicitation concurrently with or before it, sends an information circular to each of the shareholders of the company whose proxies is solicited. The exception to the requirement of sending an information circular is (i) a solicitation that is not by or on behalf of the management of the company, if the total number of shareholders whose proxies are solicited is not more than 15, or (ii) a solicitation made by a person in respect of shares of which the person is the beneficial owner.

•

Record Date for Shareholders’ Meetings. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting. Under the BCBCA, the directors may set a record date for any purpose, including for determining shareholders entitled to notice of or voting at a meeting of shareholders.

•

Notice of Shareholders’ Meetings. Under the CBCA, notice of a meeting of shareholders must be provided not less than 21 days and not more than 60 days before the meeting. The same is the case for public BCBCA companies. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21 day period in either statute.

•

Shareholder Proposals. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at an annual shareholders’ meeting , provided that (i) the shareholder must have owned, directly or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000; or (ii) the proposal must have the support of persons who in the aggregate have owned, directly or beneficially, such number of voting shares for such period. The BCBCA provisions is very similar, however, requires that the shareholder has been the owner of such shares for an uninterrupted period of at least two years before the date of the signing of the proposal.

•

Registered Office. Under the CBCA, a company’s registered office may be at any place in Canada and may be relocated within a province by resolution of the directors. Under the BCBCA, a company’s registered office must be in British Columbia.

•

Quorum of Directors’ Meetings. The CBCA states that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles. Further, the CBCA requires that 25% of the directors present at the meeting (or at least one if less than four directors are appointed) be resident Canadians. The BCBCA provides that the quorum necessary for the transaction may be set by the directors and, if not set, is a majority of the directors.

•

Corporate Records. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act and other statues administered by the Minister of National Revenue (such as the Excise Tax Act). Also under the CBCA, if records are kept outside of Canada companies are required to provide access to their records at a location in Canada, by computer terminal or other technology. The BCBCA requires that records to be kept in British Columbia.

•	Short Selling. Under the CBCA, insiders of the Company are prohibited from short selling any securities of the Company. The BCBCA has no such requirement.
•

Oppression Remedy. The BCBCA will allow a court to grant relief where a prejudicial effect to the shareholder is merely threatened, whereas the CBCA will only allow a court to grant relief if the effect actually exists (that is, it must be more than merely threatened).

H-2

EXHIBIT 99.2

CENTRAL SUN MINING INC.

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

ADDENDUM TO INFORMATION CIRCULAR

THIS ADDENDUM should be read and considered with the management information circular (the “Circular”) dated as of February 19, 2009 of Central Sun Mining Inc. (the “Company”), which it amends. Capitalized terms used herein and not defined have the meanings ascribed thereto in the Circular.

The disclosure in the Circular as it relates to the consolidated capitalization of B2Gold, under the heading “Consolidated Capitalization of B2Gold” at page 78, is corrected in the following respects:

Consolidated Capitalization of B2Gold

	September 30, 2008 (Unaudited)	As at September 30, 2008 after giving effect to the Transaction (Unaudited)

Common Shares(1) (authorized: unlimited)	162,783,318	243,422,023
Preferred shares (authorized: unlimited)	Nil	Nil
Warrants	23,400,000	39,258,743
Options	5,450,000	12,852,785
Agent’s options	Nil	1,690,910
Total Capitalization(2)	191,633,318	297,224,461
_________________

Notes:

(1)     In addition, B2Gold has reserved for issuance an additional 2,722,500 B2Gold Common Shares that will be issued to a subsidiary of Kinross upon completion of the acquisition of B2Gold’s interest in the East and West Kupol licenses.

(2)    The total capitalization in the table above represents the fully diluted share capital of B2Gold at September 30, 2008.

All other financial and other information contained in the originally filed Circular remain unchanged. Except as specifically noted, this Addendum does not reflect events occurring after the date of the Circular, or modify or update the disclosure therein, in any way other than as required to reflect the amendment set forth above.

This Addendum is deemed to be incorporated by reference into the Circular, which is hereby restated.

DATED this 24th day of February, 2009.

BY ORDER OF THE BOARD

(Signed) “Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

EXHIBIT 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF CENTRAL SUN MINING INC.

FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON FRIDAY, MARCH 20, 2009

This proxy is solicited on behalf of the management of Central Sun Mining Inc. (the “Company”). The undersigned shareholder(s) of the Company hereby appoint(s) Stan Bharti, the Chairman of the Company, or in lieu of the foregoing, Peter W. Tagliamonte, the President and Chief Executive Officer of the Company, or in lieu of the foregoing, _______________________________, as my (our) proxyholder, with full power of substitution, to attend, act and vote on behalf of the undersigned in respect of all matters that may properly come before the special meeting of shareholders of the Company (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Friday, March 20, 2009 at 6 Adelaide Street East Suite 500, Toronto, Ontario M5C 1H6 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof. Without limiting the general authorisation and power hereby given, the persons named above are specifically directed to vote as specified below.

The voting recommendations of the Board of Directors of the Company are indicated by bold font below.

The undersigned specifies that all of the common shares of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1.           VOTED FOR (    ) AGAINST (    ) a special resolution, with or without variation, set forth in Appendix “A” to the accompanying management proxy circular approving an arrangement pursuant to section 192 of the Canada Business Corporations Act as more particularly described in the accompanying management proxy circular; and

2.           VOTED FOR (    ) AGAINST (    ) a special resolution, with or without variation, set forth in the accompanying management proxy circular under the heading “Other Matters to be Acted Upon – Stated Capital Reduction” approving the reduction of the Company’s stated capital account maintained for the Company’s common shares.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournment thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE COMPANY, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO M5H 4H1, NOT LATER THAN 10:00 A.M. (TORONTO TIME) ON WEDNESDAY, MARCH 18, 2009.

I/We authorize you to act in accordance with my/our instructions as set out above.

Signature of Shareholder (and title if applicable)

Name of Shareholder (please print)

Number of common shares represented by this proxy

DATED this ___ day of _________________________, 2009.

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the registered shareholder or his attorney authorized in writing or, if the registered shareholder is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

2.

A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below by 10:00 a.m. (Toronto time) on Wednesday, March 18, 2009 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 152 of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly. Where no specification is made for the matters referred to above, such shares will be VOTED FOR the resolutions identified.

4.

The board of directors of the Company has by resolution fixed the close of business on Thursday, February 17, 2009 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed or faxed.
6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

8.	This proxy should be read in conjunction with the accompanying management proxy circular.

Please return the form of proxy in the envelope provided for that purpose, or you may deliver the form of proxy to:

EQUITY TRANSFER & TRUST COMPANY

200 UNIVERSITY AVENUE, SUITE 400

TORONTO, ONTARIO

M5H 4H1

ATTENTION: PROXY DEPARTMENT

Fax: 416-595-9593

Internet: www.voteproxyonline.com

EXHIBIT 99.4

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL FOR COMMON SHARES OF

This Letter of Transmittal is for use by registered holders (“Registered Shareholders”) of common shares (“Common Shares”) of Central Sun Mining Inc. (“Central Sun” or the “Corporation”) in connection with the proposed arrangement (the “Arrangement”), involving Central Sun, B2Gold Corp. (“B2Gold”) and its wholly owned subsidiary 4485394 Canada Inc. (“B2Gold Subco”), pursuant to which all of the outstanding Central Sun Common Shares will be acquired by B2Gold Subco, and B2Gold Subco and Central Sun will be amalgamated under the Canada Business Corporations Act. Arrangement is being submitted for approval at the special meeting of shareholders of Central Sun scheduled to be held on March 20, 2009 (the “Meeting”).

Shareholders of Central Sun (“Shareholders”) are referred to the Notice of Special Meeting of Central Sun Shareholders and Management Proxy Circular dated as of February19, 2009 (the “Circular”) prepared in connection with the Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

If the Arrangement Resolution is passed, the Final Order is obtained, every other requirement of the Canada Business Corporations Act relating to the Arrangement is complied with and all other conditions to closing set out in the Arrangement Agreement are satisfied or waived, the Effective Date of the Arrangement is anticipated to be on or about March 26, 2009. Under the terms of the Arrangement, on the Effective Date, all Common Shares issued and outstanding immediately prior to the Effective Time (other than those held by Dissenting Shareholders, B2Gold and its subsidiaries) will be transferred to B2Gold, at the Effective Time, free and clear of any encumbrances, at an exchange ratio of 1.28 common shares of B2Gold (“B2Gold Common Share”) (the “Consideration”) for every one Common Share held by the Shareholders.

No fractional B2Gold Common Shares will be issued to former Shareholders. If a former Shareholder is entitled to receive a fractional B2Gold Common Share, the number of B2Gold Common Shares issuable to such former Shareholder under the Arrangement will be rounded down to the nearest whole number of B2Gold Common Shares that such former Shareholder is entitled to receive under the Arrangement.

This Letter of Transmittal is for use by Registered Central Sun Shareholders only and is not to be used by beneficial holders of Common Shares (the “Beneficial Shareholders”). A Beneficial Shareholder does not hold Common Shares in its name but such Common Shares are held by an Intermediary or clearing agency such as CDS. If you are a Beneficial Shareholder you should contact your Intermediary for instructions and assistance in delivering your certificates representing Common Shares. Please refer to the Circular under the heading “Information Concerning the Meeting” for more detail.

In order to receive the appropriate Consideration pursuant to the Transaction, Shareholders are required to deposit the certificates representing their Common Shares held by them with Equity Transfer & Trust Company (the “Depositary”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares deposited to entitle the Shareholder to receive the appropriate Consideration pursuant to the Transaction.

Shareholders who do not deliver their share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive B2Gold Common Shares for their Common Shares.

TO:	EQUITY TRANSFER & TRUST COMPANY, at the office set out herein
AND TO:	CENTRAL SUN MINING INC.
AND TO:	B2GOLD CORP.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

In connection with the Transaction being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Common Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of Common Shares Represented by Certificate

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s) representing the Common Shares deposited herewith (the “Deposited Shares”) and following the Effective Time of the Transaction, the Depositary will deliver to the undersigned certificates representing the B2Gold Common Shares that the undersigned is entitled to receive under the Transaction or hold such B2Gold Common Shares for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned holder of Common Shares represents and warrants in favour of Central Sun and B2Gold that: (i) the undersigned is the registered holder of the Deposited Shares and that such Deposited Shares represent all of the Common Shares beneficially owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that none of Central Sun and B2Gold, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time)on the business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares; and (viii) the payment of the appropriate number of B2Gold Common Shares to the undersigned holder of Common Shares will completely discharge any and all obligations of Central Sun, B2Gold, B2Gold Subco and the Depositary with respect to the matters contemplated by this Letter of Transmittal. These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution, as defined in the Circular, in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares contemplated by this Letter of Transmittal.The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and the authority herein conferred shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action at any time which results or may result in the termination of the authority herein conferred.

The undersigned instructs B2Gold and the Depositary to mail the certificate(s) representing the B2Gold Common Shares that the undersigned is entitled to pursuant to the Arrangement, promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) for B2Gold Common Shares for pick-up, in accordance with the instructions given below.

If the Transaction is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box “A” or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Central Sun.

It is understood that the undersigned will not receive the applicable consideration under the Arrangement in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the addresses set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Common Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A PAYMENT AND ISSUANCE INSTRUCTIONS issue B2Gold Common Shares in the name of: ( please print or type)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Consideration to which the undersigned is entitled pursuant to the Transaction is to be sent to someone other than the person shown in Box “A” or to an address other than the address shown on Box “A”

(Name)	Same address as Box “A” or
(Street Address and Number)
(City and Province or State)	(Name)
(Country and Postal (Zip) Code)	(Street Address and Number)
(Telephone – Business Hours)	(City and Province or State)
Social Insurance Number, Social Security Number or Tax Identification Number)	(Country and Postal (Zip) Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THE Central Sun COMMON SHARES WERE DEPOSITED

BOX D

DELIVERY INSTRUCTIONS

(in the event the Transaction is not completed)

To be completed by all Central Sun Shareholders by selecting one box below.

Mail Certificate(s) to (please fill in address for mailing):

__________________________________________

__________________________________________

__________________________________________

or

Hold certificate(s) for pick-up at the office of the Depositary where the Common Shares were deposited.

BOX F – SIGNATURE GUARANTEE

Signature guaranteed by

(if required under Instruction 3):

_________________________________________

Authorized Signature

_________________________________________

Name of Guarantor (please print or type)

_________________________________________

Address (please print or type)

_________________________________________

Area Code and Telephone Number

BOX G – SIGNATURE

Dated: __________________________

_________________________________________

(Signature of Central Sun Shareholder or
authorized representative. See Instruction 2)

_________________________________________

(Signature of any joint holder)

_________________________________________

(Name of Shareholder)

__________________________________________

(Name of Authorized representative)

_________________________________________

(Social Insurance Number, Social Security Number
or Tax Identification Number)

_________________________________________

(Daytime Telephone Number of Central Sun Shareholder
or Authorized Representative)

_________________________________________

(Daytime Facsimile Number of Central Sun Shareholder
or Authorized Representative)

INSTRUCTIONS

1.	Use of Letter of Transmittal
(a)	Central Sun Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.
(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Common Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the consideration payable under the Arrangement for the Deposited Shares, it is recommended that the foregoing documents be received by the Depositary of the address set out on the back of this Letter of transmittal by no later than 5:00 p.m. (Toronto time) on March 19, 2009.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the Central Sun Shareholder, and delivery will be deemed effective only when such documents are actually received. Central Sun recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Central Sun Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)

Central Sun reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

2.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Common Shares or by such holder’s duly authorized representative (in accordance with paragraph 4 below of these Instructions).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate(s) representing B2Gold Common Shares are to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and
(ii)

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

(c)

If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if the payment is to be issued in a name other than the registered owner(s) of the Common Shares, such signature must be Medallion guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Central Sun, B2Gold or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

All certificate(s) representing B2Gold Common Shares to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” and delivered to the address indicated in Box “A” (unless another address has been provided in Box “B”). If any certificate(s) representing B2Gold Common Shares are to be held for pick-up at the offices of the Depositary, complete Box “C”. If neither Box “A” nor Box “B” is completed, any certificate(s) representing B2Gold Common Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Central Sun. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Lost Certificates

If a certificate representing Common Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Common Shares will respond with replacement requirements (which may include bonding requirement) that must be satisfied in order for the undersigned to receive payment of the consideration in accordance with the Transaction.

7.	Return of Certificates

If the Transaction does not proceed for any reason, any certificate(s) for Common Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “A”, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Central Sun.

8.	Miscellaneous
(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.
(c)	No alternative, conditional or contingent deposits of Common Shares will be accepted and no fractional

B2Gold Common Shares will be issued.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.
(e)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

THE DEPOSITARY FOR THE TRANSACTION IS:

Equity Transfer & Trust Company

The office of the Depositary is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Inquiries

Toll Free: 1-866-393-4891

E-Mail: investor@equitytransfer.com

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at the telephone number and location set out above.

EXHIBIT 99.5

EQUITY
TRANSFER & TRUST COMPANY

Lori Thompson
Account Manager, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 26, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Central Sun Mining Inc.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders, option holders, and warrant holders on February 25, 2009.

1. Proxy
2. Addendum
3. Notice of Special Meeting of Shareholders and Management Information Circular
4. Letter of Transmittal to Registered Shareholders
5. Internet Voting Option Insert
6. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

Phuong Cao
Administrator, Client Services

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com

EXHIBIT 99.6

EXHIBIT 99.7

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

Scott Wilson

February 19, 2009

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

**Re: Central Sun Mining Corp. (the "Company")
Management Information Circular dated** February 19 **, 2009
(the "Circular")**

This letter is being filed as the consent of Jason J. Cox, P.Eng. to being named in the Circular and to the use of the report entitled "Technical Report on the Orosi Mine, Nicaragua" dated June 26, 2008 (the "Report") in connection with the filing of the Circular and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Circular or incorporated by reference therein.

I hereby confirm that I have read the Circular, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Circular or incorporated by reference therein and that it fairly and accurately represents the information in the Report.

Sincerely,

(signed) "Jason J. Cox"

Jason J. Cox, P.Eng.
Supervisor of Mine Engineering
Scott Wilson Roscoe Postle Associates Inc.

EXHIBIT 99.8

EXHIBIT 99.9

CERTIFICATE OF AUTHOR

I, Jody Dahrouge, residing at 11 Country Lane, Stony Plain, Alberta, do certify that:

- I am a geologist of Dahrouge Geological Consulting Ltd., Suite 18, 10509 – 81 Ave, Edmonton, Alberta, T6E 1X7
- I am a graduate of the University of Alberta, Edmonton, Alberta with a B.Sc. in Geology, 1988 and a Special Certificate (Sp.C.) in Computing Science in 1994.
- I have been practicing my profession as a geologist intermittently from 1988 to 1994, and continuously since 1994.
- I am a registered professional geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta, member M48123.
- I am a "qualified person" for the purposes of National Instrument 43-101.
- I have no direct or indirect interest in the Quebradona Property; however, I own 60,500 common shares of B2Gold Corp. The shares were purchased after the completion of the Summary Report.
- I have read National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.4.
- I am the author of the report entitled "Summary Report on the Quebradona Property" located in Antioquia Department, Central Colombia dated October 22, 2007.
- I visited the various prospects on the Quebradona Property on October 23, 2006 and have had no prior involvement with the Quebradona Property prior to the field visit.
- To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading, except for the information relating to the drill program on the Quebradona Property that has been completed since October 22, 2007, the responsibility for the disclosure of which has been assumed by others since publication.
- I have read National Instrument 43-101 and the technical report has been prepared in compliance with this instrument.
- I hereby consent to the filing of the technical report with any stock exchange and/or other regulatory authority and any publication by B2Gold Corp. of the technical report.

Jody Dahrouge, BSc, P. Geol.

Dated at Edmonton, AB this 26 day of February, 2009.
Jody Dahrouge, BSc, P. Geol
APEGGA M48123

EXHIBIT 99.10

CERTIFICATE OF AUTHOR

I, John Gorham, of 11254 95A Street, Edmonton, Alberta, do hereby certify that:

- I am a geologist of Dahrouge Geological Consulting Ltd., Suite 18, 10509 – 81 Ave, Edmonton, Alberta, T6E 1X7;
- I am a graduate of the University of Calgary, Calgary, Alberta with a B.Sc. in Geology, 1976;
- I have been a registered professional geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta since 1987, member M46239;
- I have been working as an exploration geologist since 1972 and have experience in base metal, precious metal, gemstone, industrial mineral and coal exploration;
- I am the author of the report entitled "Summary Report on the Quebradona property" located in Antioquia Department, central Colombia dated October 22, 2007;
- I hold no direct or indirect interest with B2Gold Corp. and expect to receive none for this work;
- I am a "qualified person" for the purposes of National Instrument 43-101;
- I visited the Quebradona Property on September 21 and 22, 2007;
- To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading, except for the information relating to the drill program on the Quebradona property that has been completed since October 22, 2007, the responsibility for the disclosure of which has been assumed by others since publication.
- I have had no prior involvement with the Quebradona property before I visited it in September, 2007;
- I have read National Instrument 43-101 and the technical report has been prepared in compliance with this instrument.
- I consent to the filing of this technical report by B2Gold Corp. with any stock exchange or other regulatory authority and any publication of this report by B2Gold Corp. for regulatory purposes, including electronic publication on websites accessible to the public.

John Gorham, P. Geol.

Dated at EDMONTON, ALBERTA this 26th day of February, 2009.

John Gorham, BSc, P. Geol

APEGGA M46239

EXHIBIT 99.11

Dahrouge Geological Consulting Ltd.
Suite 18, 10509 – 81 Avenue
Edmonton, AB, T6E 1X7
Canada

CONSENT OF AUTHOR

February 19, 2009

BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

B2Gold Corp. (the "Company")

We refer to the information circular of Central Sun Mining Inc. dated February 19, 2009 (the "Circular") and the technical report dated October 22, 2007 entitled "Summary Report on the Quebradona Property" (the "Technical Report"), which we have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*", this letter constitutes the consent of the undersigned to being named in the Circular, to the reference in the Circular to the Technical Report and the inclusion in the Circular or incorporated by reference therein, of extracts from, and a summary of, the Technical Report.

I also confirm that I have read the Circular including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the Circular or incorporated by reference therein and the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the Circular.

"Jody Dahrouge"

Jody Dahrouge, BSc, P. Geol.

"John Gorham"

John Gorham, BSc, P. Geol.

EXHIBIT 99.12

Dahrouge Geological Consulting Ltd.
Suite 18, 10509 – 81 Avenue
Edmonton, AB, T6E 1X7
Canada

CONSENT OF AUTHOR

February 19, 2009

BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

B2Gold Corp. (the "Company")

I refer to the information circular of Central Sun Mining Inc. dated February 19, 2009 (the "Circular") and the technical report dated June 12, 2008 entitled "Updated Report on the Gramalote Property" (the "Technical Report"), which I have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*", this letter constitutes the consent of the undersigned to being named in the Circular, to the reference in the Circular to the Technical Report and the inclusion in the Circular or incorporated by reference therein, of extracts from, and a summary of, the Technical Report.

I also confirm that I have read the Circular including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the Circular or incorporated by reference therein and the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the Circular.

"John Gorham"

John Gorham, BSc, P. Geol.

EXHIBIT 99.13

Dahrouge Geological Consulting Ltd.
Suite 18, 10509 – 81 Avenue
Edmonton, AB, T6E 1X7
Canada

CONSENT OF AUTHOR

February 19, 2009

BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

B2Gold Corp. (the "Company")

I refer to the information circular of Central Sun Mining Inc. dated February 19, 2009 (the "Circular") and the technical report dated October 22, 2007 entitled "Summary Report on the Miraflores Property" (the "Technical Report"), which I have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*", this letter constitutes the consent of the undersigned to being named in the Circular, to the reference in the Circular to the Technical Report and the inclusion in the Circular or incorporated by reference therein, of extracts from, and a summary of, the Technical Report.

I also confirm that I have read the Circular including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the Circular or incorporated by reference therein and the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the Circular.

"John Gorham"

John Gorham, BSc, P. Geol.

EXHIBIT 99.14

Scott Wilson Roscoe Postle Associates Inc
Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

February 19, 2009

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

**Re: Central Sun Mining Corp. (the "Company")
Management Information Circular dated** February 19 **, 2009
(the "Circular")**

This letter is being filed as the consent of Peter A. Lacroix, P.Eng., to being named in the Circular and to the use of the report entitled "Technical Report on the Orosi Mine, Nicaragua" dated June 26, 2008 (the "Report") in connection with the filing of the Circular and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Circular or incorporated by reference therein.

I hereby confirm that I have read the Circular, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Circular or incorporated by reference therein and that it fairly and accurately represents the information in the Report.

Sincerely,

(signed) "Peter A. Lacroix"

Peter A. Lacroix, P.Eng.
Associate Mining Engineer
Scott Wilson Roscoe Postle Associates Inc.

EXHIBIT 99.15

WILLIAM N. PEARSON, PH.D., P.GEO.

I, William N. Pearson, Ph.D., P.Geo. do hereby certify that:

1. I am Executive Vice President, Exploration with Central Sun Mining Inc. ("Central Sun") of Suite 500, 6 Adelaide Street East, Toronto, ON, M5C 1H6.

2. I am a graduate of the University of British Columbia in 1974 with a Bachelor of Science Honours degree in Geology, of Queens University, Kingston, Ontario with a Masters of Science degree in Economic Geology in 1977 and of Queen's University with a Doctor of Philosophy in Economic Geology in 1980.

3. I am registered as a Professional Geoscientist (P.Geo.) in the Provinces of Ontario (Reg. No. 0001) and British Columbia (Reg. No. 18540).

4. I have worked as a Geologist for a total of 34 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Review and reporting as a consultant and company executive on exploration and mining projects in 16 countries in North America, South America, Central America, Europe, East Asia and Australia for due diligence and regulatory requirements
   - Have extensive experience in gold exploration in Central America
   - Previously and presently managing exploration programs for epithermal gold deposits

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am responsible for overall preparation of the report entitled "Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua prepared for Central Sun Mining Inc. dated March 31, 2008", ("Technical Report") including all sections except Sections 16, 17 (Mineral Reserves) and 18.

7. I visited the Limón Mine and Mestiza project from October 3 to 5, 2007, October 12 to 22 (several return trips) and February 13 to 15, 2008. Since October 1, 2007 I have supervised all aspects of exploration for Central Sun Mining including supervision of on-going work at the Limon mine and Mestiza project.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

EXHIBIT 99.16

February 19, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Central Sun Mining Corp. (the "Company")
Management Information Circular dated February 19, 2009 (the "Circular")

This letter is being filed as the consent of William N. Pearson, Ph.D., P.Geo, to being named in the Circular and to the use of the report entitled "Technical Report on Mineral Resources and Minerals Reserves, Limón Mine and Mestiza Areas, Nicaragua dated March 31, 2008" (the "Report") in connection with the filing of the Circular and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Circular or incorporated by reference therein.

I hereby confirm that I have read the Circular, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Circular or incorporated by reference therein and that it fairly and accurately represents the information in the Report.

Sincerely,

"William N. Pearson"

William N. Pearson, Ph.D., P.Geo

EXHIBIT 99.17

CONSENT OF AUTHOR

February 19, 2009

BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

B2Gold Corp. (the "Company")

I refer to the information circular of Central Sun Mining Inc. dated February 19, 2009 (the "Circular") and the technical report dated June 18, 2008 on the Mocoa Copper-Molybdenum Project (the "Report").

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*", this letter constitutes the consent of the undersigned to being named in the Circular, to the reference in the Circular to the Report and the inclusion in the Circular or incorporated by reference therein, of extracts from, and a summary of, the Report.

I also confirm that I have read the Circular including the written disclosure of the Report and of extracts or a summary of the Report contained in the Circular or incorporated by reference therein and the Circular fairly and accurately represents the information in the Report that supports the disclosure set out in the Circular.

R. v. Guttenberg

PROFESSIONAL GEOSCIENTIST
REINHARD R. von GUTTENBERG
PRACTISING MEMBER
0428
ONTARIO

Reinhard von Guttenberg, P.Geo.

EXHIBIT 99.18

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

February 19, 2009

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Central Sun Mining Corp. (the "Company")
Management Information Circular dated February 19, **2009**
(the "Circular")

This letter is being filed as the consent of David A. Ross, P.Geo. to being named in the Circular and to the use of the report entitled "Technical Report on the Orosi Mine, Nicaragua" dated June 26, 2008 (the "Report") in connection with the filing of the Circular and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Circular or incorporated by reference therein.

I hereby confirm that I have read the Circular, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Circular or incorporated by reference therein and that it fairly and accurately represents the information in the Report.

Sincerely,

(signed) "David A. Ross"

David A. Ross, P.Geo.
Senior Geologist
Scott Wilson Roscoe Postle Associates Inc.

EXHIBIT 99.19

JOHN C. RUST

I, John C. Rust, as an author of the report entitled "Technical Report on the Orosi Mine, Nicaragua" prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am senior metallurgist with AMEC Americas Limited of Reno, Nevada.

2. I am a graduate of the South Dakota School of Mines and Technology in 1984 with a Bachelor of Science degree in Metallurgical Engineering.

3. I am registered as a member AusIMM, number 227711. I have worked as a metallurgical engineer for a total of 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Various operational and technical positions with operating mining companies.
   - Served as a consultant in the evaluation of mineral processing facilities.
   - Completed feasibility studies of gold processing facilities.
   - Process engineer for detailed design of a gold processing plants.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine on March 5 through March 15, 2007, and August 20 to 21, 2007.

6. I am responsible for preparation of Section 16 Mineral Processing and Metallurgical Testing of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101FI.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 19th day of February, 2009.

"John C. Rust"

John C. Rust

EXHIBIT 99.20

EXHIBIT 99.21

February 19, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Central Sun Mining Corp. (the "Company")
Management Information Circular dated February 19, 2009 (the "Circular")

This letter is being filed as the consent of Graham Speirs, P.Eng., to being named in the Circular and to the use of the report entitled "Technical Report on Mineral Resources and Minerals Reserves, Limón Mine and Mestiza Areas, Nicaragua dated March 31, 2008" (the "Report") in connection with the filing of the Circular and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Circular or incorporated by reference therein.

I hereby confirm that I have read the Circular, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Circular or incorporated by reference therein and that it fairly and accurately represents the information in the Report.

Sincerely,

"Graham Speirs"

Graham Speirs, P.Eng.

EXHIBIT 99.22

GRAHAM SPEIRS, P.ENG.

I, Graham A. Speirs, P. Eng., do hereby certify that:

1. I am a Chief Operating Officer with Central Sun Mining Inc. ("Central Sun") and work out of the Managua Office; Canal 10 de TV, 1C al Norte, 1.5 C al Oeste, Casa #613, Bolonia, Managua, Nicaragua.

2. I am a graduate of the Laurentian University, Sudbury, Ontario, Canada, in 1985 with a Bachelor of Science degree in Mining Engineering.

3. I am registered as a Professional Engineer (P.Eng.) in the Province of Ontario (Reg. #43804806).

4. I have worked as a Mining Engineer for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Review and report as a consultant for Kilborn-SNC Lavalin, AMEC, GEMIN on several mining operations and Projects around the world for due diligence, regulatory requirements, scoping studies, prefeasibility studies and definitive feasibility studies.
   - Senior Mine Engineer for several projects built by J.S. Redpath Ltd. around the world.
   - Construction Manager for construction of mines built in North America, Chile, Papua New Guinea, Peru.
   - Mine operator for open pit and underground mines operated in Peru, Costa Rica, and Nicaragua.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am responsible for Sections 16, 17, 18 of the report entitled "Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua prepared for Central Sun Mining Inc. dated March 31, 2008", ("Technical Report").

7. I have visited the Limón the Mine at least once a month and I am in daily communication with the operation from Oct., 2006 to present. I visited the Mestiza project from Oct. 19th to 20th, 2006.

8. I have had no prior involvement with the property that is the subject of the Technical Report.